Exhibit 99.1

CRONOS GROUP INC.

ANNUAL INFORMATION FORM

For the year ended December 31, 2018

DATED: March 25, 2019

TABLE OF CONTENTS

GENERAL MATTERS	3

FORWARD LOOKING INFORMATION	3

CORPORATE STRUCTURE	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

DESCRIPTION OF THE BUSINESS	13

ALTRIA STRATEGIC INVESTMENT	39

RISK FACTORS	43

DIVIDENDS AND DISTRIBUTIONS	77

CAPITAL STRUCTURE	77

MARKET FOR SECURITIES	77

PRIOR SALES	79

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER	79

DIRECTORS AND OFFICERS	80

PROMOTERS	89

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	89

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	90

TRANSFER AGENT AND REGISTRAR	91

MATERIAL CONTRACTS	91

AUDIT COMMITTEE INFORMATION	92

INTERESTS OF EXPERTS	93

ADDITIONAL INFORMATION	93

SCHEDULE “A”	94

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, in this Annual Information Form (this “AIF”) the “Company”, “Cronos Group”, “we”, “us” and “our” refer to Cronos Group Inc., its direct and indirect wholly-owned subsidiaries and, if applicable, its joint ventures and investments accounted for by the equity method, and the term “cannabis” has the meaning given to such term in the Cannabis Act (Canada) (the “Cannabis Act”).

All currency amounts in this AIF are stated in Canadian dollars, unless otherwise noted. All references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

All information in this AIF is given as of the date hereof, unless otherwise indicated.

FORWARD LOOKING INFORMATION

This AIF contains certain information that may constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “Forward-Looking Statements”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute Forward-Looking Statements. In some cases, Forward-Looking Statements can be identified by the use of forward-looking terminology such as “expect,” “likely,” “may,” “will,” “should,” “intend,” “anticipate,” “potential,” “proposed,” “estimate” and other similar words, expressions and phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-Looking Statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of historical fact.

Forward-Looking Statements in this AIF include, but are not limited to, statements with respect to:

•	the performance of the Company’s business and operations;

•	expectations regarding revenues, expenses and anticipated cash needs;

•	expectations regarding cash flow, liquidity and sources of funding;

•	the Company’s international activities and joint venture interests, including required regulatory approvals and licensing, anticipated costs and timing, and expected impact;

•

the intended expansion of the Company’s facilities, the costs and timing associated therewith and the receipt of approval from Health Canada to increase the maximum production limits and sales from the expanded facilities;

•	the expected growth in the number of customers using the Company’s cannabis;

•	the expected growth in the Company’s growing, cultivation and production capacities;

•	expectations with respect to future production costs;

•	expectations with respect to future sales and distribution channels, including the ability to secure additional provincial listings;

•	the expected methods to be used by the Company to distribute and sell cannabis;

•	the competitive conditions of the industry;

•	expectations regarding the ongoing impact on the Company of the legalization of cannabis for adult-use in Canada and the Company’s ability to participate in such market;

•

the legalization of additional cannabis types and forms for adult-use in Canada, including federal, provincial, territorial and municipal regulations pertaining thereto, the related timing and impact thereof and the Company’s intentions to participate in such markets;

•

the legalization of the use of cannabis for medical or adult-use in jurisdictions outside of Canada, the related timing and impact thereof and the Company’s intentions to participate in such markets outside of Canada, if and when such use is legalized;

•	laws and regulations and any amendments thereto applicable to the business of the Company and the impact thereof;

•	the ability of the Company to execute on its strategy and the anticipated benefits of such strategy;

•	the competitive advantages and business strategies of the Company;

•	the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof;

•	the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis;

•	the Company’s future product offerings;

•	the anticipated future gross margins of the Company’s operations;

•	expectations regarding capital expenditures;

•	accounting standards and estimates;

•	expectations regarding the resolution of litigation and legal proceedings;

•	expectations regarding the use of proceeds of equity financings, including the proceeds from the Altria Investment (as defined herein);

•

expectations regarding the potential success of, and the costs and benefits associated with, the Company’s joint ventures and strategic alliances, including the Ginkgo Strategic Partnership (as defined herein);

•	the anticipated benefits and impact of the Altria Investment; and

•	the potential exercise of the Altria Warrant (as defined herein), including proceeds to the Company that may result therefrom.

Certain of the Forward-Looking Statements contained herein concerning the cannabis industry are based on estimates prepared by Cronos Group using data from publicly available governmental sources, market research, industry analysis and assumptions based on data and knowledge of this industry which Cronos Group believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While Cronos Group is not aware of any misstatement regarding any industry or government data or other information presented herein that is based on such data, the cannabis industry involves risks and uncertainties that are subject to change based on various factors, which factors are described further below.

The Forward-Looking Statements contained herein are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including (i) management’s perceptions of historical trends, current conditions and expected future developments; (ii) the Company’s ability to generate cash flow from operations and obtain necessary financing on acceptable terms; (iii) general economic, financial market, regulatory and political conditions in which the Company operates; (iv) the output from Peace Naturals Project Inc. (“Peace Naturals”), Original BC Ltd. (“OGBC”) and the Company’s joint ventures and strategic alliances; (v) consumer interest in the Company’s products; (vi) competition; (vii) anticipated and unanticipated costs; (viii) government regulation of the Company’s activities and products and in the areas of taxation and environmental protection; (ix) the timely receipt of any required regulatory authorizations, approvals, consents, permits and/or licenses; (x) the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (xi) the Company’s ability to conduct operations in a safe, efficient and effective manner; (xii) the Company’s construction plans and timeframe for completion of such plans; and (xiii) other considerations that are believed to be appropriate in the circumstances, including that the foregoing factors, collectively, are not expected to have a material impact on the Company. While management of the Company considers these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct.

By their nature, Forward-Looking Statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond the Company’s control, could cause actual results to differ materially from the Forward-Looking Statements in this AIF. Such factors include, without limitation, the risk that cost savings and any other synergies from the Altria Investment may not be fully realized or may take longer to realize than expected; disruption from the Altria Investment making it more difficult to maintain relationships with customers, employees or suppliers; future levels of revenues; consumer demand for cannabis products; the Company’s ability to manage disruptions in credit markets or changes to its credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; business strategies, growth opportunities and expected investment; the adequacy of the Company’s capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company’s business plan (either within the expected timeframe or at all); the potential effects of judicial or other proceedings on the Company’s business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with applicable environmental, economic, health and safety, energy and other policies and regulations; the anticipated effects of actions of third parties such as competitors, activist investors or federal (including U.S. federal), state, provincial, territorial or local regulatory authorities, self-regulatory organizations or plaintiffs in litigation; and the factors discussed under the heading “Risk Factors” in this AIF. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on Forward-Looking Statements.

Forward-Looking Statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that the Forward-Looking Statements may not be appropriate for any other purpose. While the Company believes that the assumptions and expectations reflected in the Forward-Looking Statements are reasonable based on information currently available to management, there is no assurance that such assumptions and expectations will prove to have been correct. Forward-Looking Statements contained herein are made as of the date of this AIF and are based on the beliefs, estimates, expectations and opinions of management on the date such Forward-Looking Statements are made. The Company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such Forward-Looking Statements, except as required by applicable law. The Forward-Looking Statements contained in this AIF are expressly qualified in their entirety by this cautionary statement.

CORPORATE STRUCTURE

Name, Address and Incorporation

Cronos Group Inc. was originally incorporated on August 21, 2012 under the Business Corporations Act (Ontario) as 2339498 Ontario Inc. Prior to completing its qualifying transaction, the Company was classified as a Capital Pool Company pursuant to Policy 2.4 of the TSX Venture Exchange (the “TSX-V”). Cronos Group was incorporated with the intention of developing a business based on capitalizing companies that were applying to Health Canada to become licensed producers of medical cannabis in Canada.

Pursuant to articles of amendment dated October 18, 2012, the Company changed its name from 2339498 Ontario Inc. to Searchtech Ventures Inc. Pursuant to articles of amendment dated June 24, 2014, the Company amended its articles to remove certain restrictions on the transfer of its common shares. On December 10, 2014, Cronos Group closed its qualifying transaction (the “Qualifying Transaction”) with Hortican Inc. (“Hortican”), a company whose business model was to invest in medical cannabis companies in Canada, pursuant to which the shareholders of Hortican completed a reverse takeover of the Company. Immediately prior to the completion of the Qualifying Transaction, pursuant to articles of amendment dated December 10, 2014, the Company amended its articles to change its name to PharmaCan Capital Corp. and to consolidate its shares on a one for seven (1:7) basis. Following these changes, Hortican amalgamated with 8996741 Canada Inc., a wholly owned subsidiary of the Company formed solely for the purpose of facilitating the Qualifying Transaction. Pursuant to the amalgamation, the Company indirectly acquired all of the issued and outstanding shares of Hortican and issued post-consolidation shares of the Company on the basis of approximately 2.1339 post-consolidation shares for each one of Hortican’s shares. Hortican warrants, stock options, and convertible debentures were also exchangeable at the same conversion ratio, and the exercise prices for such securities were divided by the conversion ratio.

On October 6, 2016, the Company announced it would thereafter conduct business under the name “Cronos Group Inc.” Shareholder approval for the name change was obtained at a special meeting of shareholders held on February 24, 2017. Articles of amendment effecting the change in name were filed on February 24, 2017, and approval from the TSX-V for the change in name was received on March 1, 2017.

The Company’s common shares are currently listed on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “CRON”.

The Company’s corporate and registered office is located at 720 King Street West, Suite 320, Toronto, Ontario M5V 2T3. The Company’s telephone number is +1.416.504.0004.

Intercorporate Relationships

Cronos Group is an innovative global cannabinoid company, with international production and distribution across five continents. The Company is engaged in the cultivation, manufacture, and marketing of cannabis and cannabis-derived products for the medical and adult-use markets. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion for responsibly elevating the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness brand, and two adult-use brands, COVE™ and Spinach™. Cronos Group operates two wholly-owned license holders in Canada under the Cannabis Act (“License Holders”). Our License Holders are Peace Naturals, which has production facilities near Stayner, Ontario, and OGBC, which has a production facility in Armstrong, British Columbia. Cronos Group has also established five strategic joint ventures in Canada, Israel, Australia and Colombia (see “Description of the Business – Joint Ventures and International Activities”).

The following chart illustrates, as of the date of this AIF, the Company’s subsidiaries, including their respective jurisdictions of incorporation and percentage of voting securities of each that are beneficially owned, controlled or directed by the Company. The Company does not beneficially own, control or direct, directly or indirectly, any restricted securities in any of its subsidiaries.

Notes:

(1)

Other than these subsidiaries, no other subsidiary of the Company has total assets that exceed 10% of the consolidated assets of the Company or revenue that exceeds 10% of the consolidated revenue of the Company.

(2)

Cronos Global Holdings Inc. holds a 70% equity interest in the cultivation company and a 90% equity interest in each of the manufacturing, distribution and pharmacies companies of Cronos Israel (as defined herein), a 50% equity interest in Cronos Australia (as defined herein) and a 50% equity interest in NatuEra (as defined herein). See “Description of the Business – Joint Ventures and International Activities”.

(3)

Cronos Canada Holdings Inc. holds a 50% equity interest in each of MedMen Canada and Cronos GrowCo (both as defined herein). See “Description of the Business – Joint Ventures and International Activities”.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Altria Investment

On March 8, 2019, the Company announced that the previously announced $2.4 billion investment in the Company (the “Altria Investment”) by Altria Group, Inc. (“Altria”), pursuant to a subscription agreement dated December 7, 2018 (the “Subscription Agreement”), had closed. At closing, the Company issued to certain wholly-owned subsidiaries of Altria 149,831,154 common shares of the Company and one warrant of the Company (the “Altria Warrant”), which may be exercised in full or in part at any time on or prior to March 8, 2023, from time to time, and entitles the holder thereof, upon valid exercise in full, to acquire an aggregate of 73,990,693 common shares of the Company (subject to adjustment in accordance with the terms and conditions of the warrant certificate representing and evidencing the Altria Warrant (the “Altria Warrant Certificate”)) at an initial exercise price of $19.00 per common share. As of the closing date, Altria beneficially held an approximately 45% ownership interest in the Company (calculated on a non-diluted basis) and, if exercised in full on such date, the exercise of the Altria Warrant would result in Altria holding a total ownership interest in the Company of approximately 55% (calculated on a non-diluted basis). If fully exercised, the Altria Warrant would provide the Company with approximately $1.4 billion of additional proceeds. The Company’s strategic partnership with Altria provides Cronos Group with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete in the global cannabis industry.

In connection with the closing of the Altria Investment, the Company and Altria entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which Altria has certain governance rights, including the right to nominate a specified number of directors to the Company’s board of directors (the “Board”), approval rights over certain Company actions and pre-emptive and top-up rights entitling Altria to maintain its pro rata beneficial ownership in the Company. Under the Investor Rights Agreement, Altria has agreed to make Cronos Group its exclusive partner for pursuing cannabis opportunities globally (subject to certain limited exceptions). Also in connection with closing, the Company and Altria entered into certain commercial support arrangements (the “Commercial Arrangements”) pursuant to which Altria provides the Company with strategic advisory and consulting services on matters which may include research and development, marketing, advertising and brand management, government relations and regulatory affairs, finance, tax planning, logistics and other corporate administrative matters. See “Description of the Business – Arrangements with Altria”.

Acquisitions, Dispositions, Investments and Partnerships

The Company has entered into the following notable transactions, strategic investments and partnerships since January 1, 2016:

•

Sale of Minority Interest in Whistler Medical Marijuana Corporation (“Whistler”). On January 14, 2019, Aurora Cannabis Inc. (“Aurora”) entered into a letter of intent to acquire all of the issued and outstanding shares of Whistler (the “Whistler Transaction”), a licensed producer and seller of cannabis with operations in Whistler, British Columbia, in an all-share transaction valued at up to approximately $175 million, including certain milestone payments. On March 4, 2019, the Company announced that it had sold all of its common shares in the capital of Whistler, representing approximately 19.0% of Whistler’s issued and outstanding common shares, to Aurora in connection with the Whistler Transaction. As a result of the closing of the Whistler Transaction, the Company received approximately $24.7 million in value of Aurora common shares, which the Company subsequently sold for approximately $25.6 million in cash. Subject to the satisfaction of certain specified milestones, the Company expects to receive an additional approximately $7.6 million in value of Aurora common shares. Assuming all milestones are met, the Company expects that it will have generated, in aggregate, an 8.7x return on its investment in Whistler, based on current market conditions.

•

Technion Research and Development. On October 15, 2018, the Company announced it had entered into a sponsored research agreement (the “Technion Research Agreement”) with Technion Research and Development Foundation of the Technion – Israel Institute of Technology (“Technion”) to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and skin repair. See “Description of the Business – Research and Development Activities – Technion Research Agreement”.

•

Ginkgo Strategic Partnership. On September 4, 2018 the Company announced a strategic partnership (the “Ginkgo Strategic Partnership”) with Ginkgo Bioworks, Inc. (“Ginkgo”) to produce at commercial scale certain cultured cannabinoids, which are expected to be made at a fraction of the cost of those available through current cultivation methods. If the Ginkgo Strategic Partnership is ultimately successful at developing such cultured cannabinoids, Cronos Group expects to be able to produce large volumes of the target cannabinoids from custom yeast strains by leveraging existing fermentation infrastructure (i.e. breweries or pharmaceutical contract manufacturing operations) without incurring significant capital expenditures to build new cultivation and extraction facilities. See “Description of the Business – Research and Development Activities – Ginkgo Collaboration Agreement”.

•

NatuEra. On August 29, 2018, the Company announced a strategic joint venture with an affiliate of Agroidea SAS (“AGI”), a leading Colombian agricultural services provider with over 30 years of research, development and production operations and expertise managing industrial scale horticultural operations for export from Colombia. Each of the Company and AGI owns a 50% equity interest in the joint venture, NatuEra S.à.r.l (“NatuEra”). NatuEra intends to develop, cultivate, manufacture and export cannabis-based medical and consumer products for the Latin American and global markets. See “Description of the Business – Joint Ventures and International Activities”.

•

Cronos GrowCo. On July 18, 2018, the Company announced a strategic joint venture with a group of investors led by Bert Mucci (the “Greenhouse Partners”), a leading Canadian large-scale greenhouse operator. Each of the Company and the Greenhouse Partners owns a 50% equity interest in the joint venture, Cronos Growing Company Inc. (“Cronos GrowCo”), and has equal representation on the board of directors of Cronos GrowCo. Cronos GrowCo intends to develop, construct and operate a state-of-the-art 850,000 sq. ft. purpose-built greenhouse for cannabis production. See “Description of the Business – Joint Ventures and International Activities”.

•

MedMen Canada. On March 19, 2018, the Company announced a strategic joint venture with MedMen Enterprises USA, LLC (“MedMen”). Each of the Company and MedMen owns a 50% equity interest in the joint venture, MedMen Canada Inc. (“MedMen Canada”). MedMen Canada is focused on developing a Canadian branded retail chain in provinces that permit private retailers, branded products and research and development activities in Canada. MedMen Canada has access to the Company’s production facilities and future expansions while leveraging MedMen’s brand recognition. See “Description of the Business – Joint Ventures and International Activities”.

•

Cronos Australia. On February 5, 2018, the Company announced the launch of Cronos Australia Pty. Ltd. (“Cronos Australia”), its Australian strategic joint venture with NewSouthern Capital Pty Ltd. (“NewSouthern”), for the research, production, manufacture and distribution of medical cannabis. Each of the Company and NewSouthern owns a 50% equity interest in Cronos Australia and has equal board representation. See “Description of the Business – Joint Ventures and International Activities”.

•

Cronos Israel. On September 6, 2017, the Company announced its strategic joint venture (“Cronos Israel”) with Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and global distribution of medical cannabis. See “Description of the Business – Joint Ventures and International Activities”.

•

OGBC’s Acquisition of Land. On October 21, 2016, the Company acquired approximately 17 acres of land adjacent to the 13-acre OGBC production campus in the Okanagan Valley of British Columbia for total consideration of $600,000 cash payable at closing. The acquisition more than doubled the acreage of OGBC’s production campus.

•

Acquisition of Peace Naturals. On September 6, 2016, Hortican acquired the remaining issued and outstanding shares of Peace Naturals, increasing its total holdings from 27.3% to 100% of Peace Naturals’ issued and outstanding shares. The purchase price payable for the acquisition of the shares not already held by Hortican was approximately $11.8 million, of which (i) $2.9 million was payable at closing, by the issuance, out of treasury, of the Company’s common shares, (ii) approximately $6.2 million was payable in cash at closing and (iii) the balance was held back for a period of up to twelve (12) months following closing. The purchase price was based on an enterprise value of Peace Naturals of approximately $22 million. On September 25, 2017, the final holdback payments of the balance of the purchase price were completed in connection with the closing of a loan facility with Romspen Investment Corporation. See “– Capital Markets and Financing Activities”.

Capital Markets and Financing Activities

The Company has engaged in the following equity offerings and financing activities since January 1, 2016:

•

Closing and Repayment of Credit Facility. On January 23, 2019, Cronos Group announced that it had entered into a credit agreement with Canadian Imperial Bank of Commerce, as administrative agent and lender, and the Bank of Montreal, as lender, in respect of a $65 million secured non-revolving term loan credit facility (the “Credit Facility”). The Company used the funds available under the Credit Facility to repay the Romspen Construction Loan (as defined herein) and for general corporate purposes pending the closing of the Altria Investment. On March 8, 2019, the Credit Facility was repaid in full by the Company with a portion of the proceeds from the Altria Investment.

•

April 2018 Bought Deal. On April 6, 2018, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 10,420,000 common shares at a price of $9.60 per common share for aggregate gross proceeds of approximately $100.0 million (the “April 2018 Bought Deal”). The common shares were offered in the United States (“U.S.”) pursuant to the Company’s effective registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (“SEC”) and in Canada by way of a short form prospectus offering.

•

January 2018 Bought Deal. On January 24, 2018, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 5,257,143 common shares at a price of $8.75 per common share for aggregate gross proceeds of approximately $46.0 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

November 2017 Bought Deal. On November 8, 2017, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 5,476,190 common shares at a price of $3.15 per common share for aggregate gross proceeds of approximately $17.2 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

September 2017 Private Placement. On September 26, 2017, the Company announced the closing of a non-brokered private placement and on October 12, 2017, announced the TSX-V’s approval of the non-brokered private placement, pursuant to which the Company sold a total of 6,671,112 common shares at a price of $2.25 per common share for aggregate gross proceeds of approximately $15.0 million.

•

Romspen Debt Facility. On August 23, 2017, the Company announced that Peace Naturals had entered into a commitment letter with Romspen for the provision of a $40,000,000 senior secured debt facility (the “Romspen Construction Loan”). The Romspen Construction Loan was secured by a first ranking charge on the real estate of each of Peace Naturals and OGBC. OGBC, Hortican, and the Company were also guarantors of the Romspen Construction Loan. The Romspen Construction Loan closed on September 21, 2017, and an approximately $6,300,000 (not taking into account fees and expenses) advance for working capital purposes was drawn simultaneously on the date of closing. On January 23, 2019, the Company used funds available under the Credit Facility to repay the Romspen Construction Loan in full.

•

March 2017 Bought Deal. On March 9, 2017, the Company announced the closing of a bought deal offering pursuant to which the Company sold a total of 7,705,000 common shares at a price of $2.25 per common share for aggregate gross proceeds of approximately $17.3 million. The bought deal was completed by way of a short form prospectus offering in Canada.

•

August 2016 Private Placement. On August 11, 2016, the Company announced the closing of the first tranche of a non-brokered private placement pursuant to which the Company sold 18,743,352 common shares at a price of $0.35 per common share. The second tranche of the non-brokered private placement closed on August 31, 2016 and resulted in the sale of 22,902,359 common shares at a price of $0.35 per common share. The third and final tranche of the private placement closed on September 8, 2016 and resulted in the sale of 1,211,429 common shares at a price of $0.35 per common share, for aggregate gross proceeds of approximately $15.0 million for the three tranches, taken together.

•

May 2016 Private Placement. On May 16, 2016, the Company announced the closing of the first tranche of a non-brokered private placement pursuant to which the Company sold 10,810,812 common share units (consisting of one common share and one common share purchase warrant which entitles the holder to purchase one common share at a price of $0.245 per common share for a period of five years following the closing of the offering) at a price of $0.185 per common share unit. The second and final tranche of the private placement closed on May 27, 2016 and resulted in the sale of 21,621,613 common share units at a price of $0.185 per common share unit, for aggregate gross proceeds of approximately $10,000,000 for the two tranches, taken together.

Exchange Listings

The following developments have occurred with respect to the Company’s exchange listings since January 1, 2016:

•

On May 22, 2018, the Company announced that the trading of its common shares in Canada would be elevated from the TSX-V to the TSX. The Company’s common shares began trading on the TSX on May 23, 2018 under the trading symbol “CRON”.

•	On March 5, 2018, the Company announced that the Company was changing its trading symbol on the TSX-V from “MJN” to “CRON”.

•

On February 26, 2018, the Company announced that trading of its common shares would be elevated from the Nasdaq International Designation program to the NASDAQ. The common shares began trading on the NASDAQ on February 27, 2018 under the trading symbol “CRON”.

•	On September 12, 2017, the Company announced that it was admitted into the Nasdaq International Designation program under the symbol OTC – Nasdaq International Designation: PRMCF.

Operations

The following operational changes have taken place since January 1, 2016:

•

Canadian Adult-Use Market and Provincial Supply Agreements. On October 17, 2018, Canada became the first G7 country and the second country in the world to legalize cannabis sales at a federal level for adult-use. On August 21, 2018, the Company announced that it had secured listings and signed binding master supply agreements (the “Master Supply Agreements”) with the Ontario Cannabis Retail Corporation and the BC Liquor Distribution Branch. The Company also secured listings and has accepted supplier terms (the “Supplier Terms and Conditions”) with the Nova Scotia Liquor Corporation and Prince Edward Island Liquor Corporation and has secured listings with various private retailors in Saskatchewan. Together, these five provinces represent approximately 58% of the Canadian population. Pursuant to these agreements, Cronos Group currently offers dried flower, pre-rolls and its cannabis oils through both government-operated retail stores and online platforms and private sector retailers. As the Company’s production capacity grows, the Company intends to explore expanding its distribution into additional provinces and territories in Canada.

•

Second Adult-Use Brand – SpinachTM. On September 13, 2018, Cronos Group announced the launch of its new adult-use brand, SpinachTM, its second cannabis brand for the Canadian adult-use market. SpinachTM offers some of the most popular strains from Cronos Group’s genetic library. See “Description of the Business – Principal Products”.

•

Supply Agreement with Cura. On August 9, 2018, Cronos Group announced a supply agreement (the “Cura Supply Agreement”) with Cura Cannabis Solutions (“Cura”), a vertically integrated cannabis operator. Cura signed a five year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per annum from Cronos GrowCo, starting from the end of the calendar quarter following the calendar quarter in which Cura receives all necessary licenses from Health Canada.

•

Partnership with Delfarma. On June 25, 2018, Cronos Group entered into a strategic distribution partnership with Delfarma Sp. Zo.o (“Delfarma”). Delfarma is a pharmaceutical wholesaler with a distribution network of over 5,000 pharmacies and more than 200 hospitals that collectively reaches approximately 40% of the Polish domestic market. Under the five-year exclusive distribution agreement, Cronos Group will supply PEACE NATURALSTM branded cannabis products to Delfarma for distribution the Polish medical market. The Company and Delfarma are currently in the process of obtaining the necessary regulatory approvals to sell cannabis products in Poland.

•

First Adult-Use Brand – COVETM. In May 2018, the Company previewed its first premium adult-use brand, COVE™, at the LIFT Conference. The COVE™ brand was born in the Okanagan Valley in British Columbia, which is known for producing some of the world’s finest cannabis. See “Description of the Business – Principal Products”.

•

Partnership with Pohl-Boskamp. On October 12, 2017, the Company announced its strategic partnership and five-year exclusive distribution agreement with G. Pohl-Boskamp GmbH & Co. KG (“Pohl-Boskamp”), an international European pharmaceutical manufacturer and distributor with a German distribution network of pharmacies, to distribute PEACE NATURALSTM branded cannabis products within the German medical market. The Company currently exports dried cannabis to Germany and announced its first shipment to Pohl-Boskamp on December 27, 2017.

•

Peace Naturals Capacity Expansion. On May 23, 2017, the Company announced breaking ground on its 315,000 sq. ft. capacity expansion project at Peace Naturals premises. The expansion includes a state-of-the-art 286,000 sq. ft. production facility (“Building 4”), a 28,000 sq. ft. greenhouse (the “Peace Naturals Greenhouse”), and an additional 2,257 sq. ft. extraction laboratory. The Peace Naturals Greenhouse’s first harvest occurred in June 2018, and the facility is currently fully operational. In August 2018, Peace Naturals received authorization from Health Canada to cultivate cannabis in Building 4, and the building is expected to become operational in phases. Currently, Building 4 engages in the cultivation of cannabis and produced its first harvest in December 2018. The Company expects all flower rooms to be populated in the first half of 2019 and thereafter anticipates further improvements in yields towards full run-rate capacity as a result of increasing efficiencies over time. Building 4 also engages in tissue culture and micro propagation, processing, finishing and packaging and shipping activities. It is expected that Building 4 will also engage in extraction, formulation and R&D activities following receipt of the applicable regulatory approvals or amendments to the Peace Naturals Production Licenses (as defined herein). While construction of Building 4 is complete, the Good Manufacturing Practice (“GMP”) and industrial-grade kitchen and certain additional cultivation and processing areas are in the process of being equipped and made operational in phases. Certain R&D areas and laboratory areas in Building 4 are in final design phases. See “Description of the Business – Production Facilities”.

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Peace Naturals Voluntary Recall. On May 5, 2017, Peace Naturals announced a voluntary recall with the support of Health Canada for products sold between November 26, 2015 to March 13, 2017. Peace Naturals was notified by Health Canada that upon testing a random cannabis leaf sample, trace levels of Piperonyl Butoxide (“PBO”) were discovered at 0.78 parts per million (ppm). PBO is an organic compound known as a synergist. Root cause analysis conducted by Peace Naturals concluded that this was the result of cross-contamination from a sanitation protocol that is no longer practiced at Peace Naturals. The source of the PBO was a Pest Management Regulatory Agency approved product that was used to sanitize empty rooms between harvests. The sanitation protocol has not been practiced since new management implemented an improved production methodology after taking control of Peace Naturals.

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Good Manufacturing Practice Certification. On May 2, 2017, the Company announced that, following a comprehensive audit performed by German regulators, Peace Naturals was issued a GMP certification in relation to its facilities and processes for the production of dried cannabis flower in accordance with the rules governing pharmaceutical production in the European Union. This GMP certification requires adherence to quality standards that extend well beyond current Health Canada requirements. The certification enables Peace Naturals to distribute medical cannabis across the European Union, which only permits importation of medical products produced by GMP-certified manufacturers.

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OGBC Sales Licenses. On January 11, 2017, the Company announced that OGBC was approved by Health Canada to sell medical cannabis. This sales license granted to OGBC supplements its prior cultivation license and as a result, OGBC is allowed to sell cannabis directly to medical patients throughout Canada. Upon obtaining its license, OGBC became the Company’s second wholly-owned licensed producer to receive a sales license. On November 9, 2018, OGBC’s sales license was transitioned under the Cannabis Act into the OGBC Production Licenses (as defined herein). See “Description of the Business – Regulatory Framework in Canada – Licenses and Regulatory Framework”.

DESCRIPTION OF THE BUSINESS

Overview

Currently, Cronos Group sells dried cannabis, pre-rolls and cannabis oils through wholesale and direct-to-client channels under its health and wellness brand, PEACE NATURALSTM, and under its two adult-use brands, COVETM and SpinachTM. Cronos Group operates two wholly-owned License Holders, Peace Naturals and OGBC (see “– Canadian License Holders”). Cronos Group has also established five strategic joint ventures in Canada, Israel, Australia and Colombia (see “– Joint Ventures and International Activities”).

Canadian License Holders

Cronos Group operates two wholly-owned License Holders, namely, Peace Naturals, which has production facilities near Stayner, Ontario, and OGBC, which has a production facility in Armstrong, British Columbia.

Peace Naturals

On October 31, 2013, Health Canada issued an initial license to Peace Naturals for activities related to the production and sale of dried cannabis flower, which license has since been amended, supplemented and transitioned under the Cannabis Act. In connection with this transition, Health Canada issued a standard cultivation license, standard processing license and license for sale for medical purposes to Peace Naturals under the Cannabis Act, pursuant to which Peace Naturals has the right to engage in, among other things, the cultivation, processing, distribution and sale of dried cannabis flower, cannabis resin, cannabis seeds, cannabis plants and cannabis oil, among other prescribed activities (the “Peace Naturals Production Licenses”).

On January 22, 2018, the Company announced that Peace Naturals received a dealer’s license pursuant to the Narcotic Control Regulations (“NCR”) and the Controlled Drug and Substances Act (the “CDSA”) from Health Canada for the possession, sale, transportation and delivery of controlled substances under the CDSA, including cannabis, tetrahydrocannabinol (“THC”) and cannabidiol (“CBD”), which license has since been transitioned under the Cannabis Act. In connection with this transition, Health Canada issued a cannabis drug license to Peace Naturals under the Cannabis Act (the “Peace Naturals Drug License,” together with the Peace Naturals Production Licenses, the “Peace Naturals Licenses”), pursuant to which Peace Naturals has the right to engage in, among other things, the possession of cannabis and sale of drugs containing cannabis.

OGBC

On February 26, 2014, Health Canada issued an initial cultivation license to OGBC, which license has since been amended, supplemented and transitioned under the Cannabis Act. In connection with this transition, Health Canada issued a standard cultivation license, a standard processing license and a license for sale for medical purposes to OGBC under the Cannabis Act (the “OGBC Production Licenses”), pursuant to which OGBC has the right to engage in the cultivation, processing, distribution and sale of dried cannabis flower, cannabis seeds, and cannabis plants among other prescribed activities.

Joint Ventures and International Activities

The Company has entered into five strategic joint ventures:

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NatuEra Joint Venture. In August 2018, the Company announced a strategic joint venture with AGI, a leading Colombian agricultural services provider with over 30 years of research, development and production operations and expertise managing industrial scale horticultural operations for export from Colombia. Each of the Company and AGI owns a 50% equity interest in NatuEra. Cronos Group will have three manager nominees on the board of managers of NatuEra, while AGI will have four manager nominees on the board of managers. NatuEra intends to develop, cultivate, manufacture and export cannabis-based medical and consumer products for the Latin American and global markets. NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia. Design of the facility is currently underway, and construction of the facility remains subject to obtaining the relevant permits and other customary approvals. In the second half of 2018, a wholly-owned subsidiary of NatuEra was granted a license to cultivate non-psychoactive cannabis plants for production of seeds for planting and the manufacture of derivative products, and a license to manufacture cannabis derivative products for domestic use and export. NatuEra is awaiting the grant of a license to cultivate psychoactive cannabis. Commencement of operations at the facility will be subject to obtaining the remaining appropriate licenses under applicable law. See “ – Licenses and Regulatory Framework in Colombia – NatuEra Licenses” and “ – Production Facilities”.

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Cronos GrowCo Joint Venture. In July 2018, the Company announced a strategic joint venture with the Greenhouse Partners, a leading Canadian large-scale greenhouse operator. Each of the Company and the Greenhouse Partners owns a 50% equity interest in Cronos GrowCo and has equal representation on the board of directors of Cronos GrowCo. Cronos GrowCo is constructing an 850,000 sq. ft. purpose-built, GMP-standard greenhouse on approximately 100 acres of land acquired by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually. The Company expects to complete the superstructure of the greenhouse in the second half of 2019 and expects the greenhouse to become operational in phases in 2020. Completed construction of the greenhouse is subject to obtaining the necessary funding, the relevant building/occupancy permits and other customary approvals. Commencement of operations at Cronos GrowCo will be subject to obtaining the appropriate licenses under applicable law. Cronos GrowCo expects to utilize debt to fund a portion of the facility build-out. See “ – Regulatory Framework in Canada” and “ – Production Facilities”.

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MedMen Canada. In March 2018, the Company announced a strategic joint venture with MedMen. Each of the Company and MedMen owns a 50% equity interest in MedMen Canada and has equal representation on the board of directors. MedMen Canada holds the exclusive license to the MedMen brand in Canada for a minimum term of 20 years. MedMen Canada is currently in the process of obtaining the necessary licenses, permits and retail locations to create a premium MedMen branded retail chain in Canada, modelled after MedMen’s iconic retail concept in Los Angeles, Las Vegas and Manhattan, in provinces where private retail cannabis sales are permitted under applicable law. Commencement of operations will be subject to obtaining such licenses and permits. See “Risk Factors – The laws, regulations and guidelines generally applicable to the cannabis industry are changing and may change in ways currently unforeseen by us”.

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Cronos Australia. In February 2018, the Company announced a strategic joint venture in Australia with NewSouthern for the research, production, manufacture and distribution of medical cannabis. Each of the Company and NewSouthern owns a 50% equity interest in Cronos Australia and has equal representation on the board of directors of Cronos Australia. The Company believes that Cronos Australia will serve as its hub for Australia, New Zealand and South East Asia, bolstering the Company’s supply capabilities and distribution network in the Australia and Asia-Pacific region. The Company is currently reviewing alternative facility designs given current and anticipated market opportunities, which may include an expansion of the previously announced plans for a 20,000 sq. ft. purpose-built indoor facility. In February 2018, the Company also announced the grant of a medicinal cannabis cultivation license and a cannabis research license by the Australian ODC to Cronos Australia. On June 19, 2018, the Company announced that Cronos Australia has been granted a medicinal cannabis manufacture license by the Australian ODC. This is the final license necessary for domestic production in Australia, which includes the medicinal cannabis cultivation license and research license. Cronos Australia has received an import license from the ODC, together with all necessary permits, to import PEACE NATURALSTM branded products for sale in the Australian medical market, under the terms of the relevant permits, while construction of the Cronos Australia production facility is being completed. Arrangements for imports are in progress. Cronos Australia has also received an export license from the ODC to export certain medicinal cannabis products, subject to the receipt of all necessary permits. See “ – License and Regulatory Framework in Australia – Cronos Australia Licenses” and “ – Production Facilities”.

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Cronos Israel. In September 2017, the Company announced a strategic joint venture in Israel with the Israeli agricultural collective settlement Gan Shmuel for the production, manufacture and distribution of medical cannabis. Cronos Israel consists of four companies: (i) cultivation (encompassing nursery and cultivation operations), (ii) manufacturing, (iii) distribution and (iv) pharmacies. The Company holds a 70% equity interest in the cultivation company and a 90% equity interest in each of the manufacturing, distribution and pharmacies companies of Cronos Israel. Gan Shmuel holds the remaining equity interest in each of the four companies. Each of Cronos Group and Gan Shmuel has one board member nominee on the board of directors of each of the four companies, and Cronos Group has the right to nominate a further two members to the board of each company. As long as Cronos Group has not exercised its right to nominate an additional director, its nominated director shall have two votes. The initial phase of construction of Cronos Israel involves the construction of a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation and research and development (“R&D”). The Company anticipates that construction of the greenhouse will be complete in the first half of 2019 and construction of the manufacturing facility will be complete in the second half of 2019. In early 2017, the Medical Cannabis Unit of the Israeli Ministry of Health (the “Yakar”) granted Gan Shmuel preliminary licenses (“Israel Codes”) to establish four distinct cannabis commercial operations: (i) propagation and breeding, (ii) commercial cannabis cultivation, (iii) extraction, formulation and packaging and (iv) patient care and distribution. The Israel Codes were successfully transferred to Cronos Israel on May 10, 2018. These Israel Codes are preliminary licenses granted to successful applicants to construct facilities for cannabis operations. Commencement of cultivation, manufacturing and distribution operations in Cronos Israel is subject to final inspection by the Yakar and the issuance of final cannabis licenses. Subject to obtaining all necessary licenses and permits, the Company intends to export medical cannabis products from Cronos Israel once production operations commence. See “ – License and Regulatory Framework in Israel – Cronos Israel Licenses” and “ – Production Facilities”.

No U.S. Cannabis-Related Activities

On December 20, 2018 the Agricultural Improvement Act of 2018 was signed into law in the U.S., removing cannabis with a dry weight THC concentration of less than 0.3% (“Hemp”) from the list of Schedule I controlled substances under the U.S. Controlled Substances Act (the “CSA”). While a number of states in the U.S. have authorized the cultivation, distribution or possession of cannabis to various degrees and subject to various requirements or conditions, cannabis other than Hemp continues to be categorized in the U.S. as a controlled substance under the CSA. As such, the cultivation, distribution and possession of cannabis other than Hemp violates federal law in the U.S. unless a U.S. federal agency (e.g. the Drug Enforcement Agency) grants licenses for a specific use, such as research with cannabis.

The Company currently does not engage in any commercial activities related to the cultivation, distribution or possession of cannabis in the U.S. The Ginkgo Strategic Partnership contemplates the performance of licensed R&D activities in the U.S., in order to produce cultured cannabinoids, in full compliance with all applicable laws regarding controlled substances.

Other International Operations

License Holders are permitted to export their intellectual property and genetics to other jurisdictions (subject to all applicable import and export permits and requirements). The Company is focused on developing international alliances and expansion. By leveraging the Company’s operational, manufacturing and educational outreach expertise, quality assurance capabilities and experience in submitting regulatory licensing applications, the Company believes that it is well-positioned to effectively penetrate international markets.

The Company believes there is an opportunity to leverage its expertise and its business model in other legal cannabis markets around the world. Subject to regulatory approvals, strategic international business opportunities pursued by the Company could include:

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ownership of cannabis cultivation, sales operations and brands in countries outside of Canada (which have passed legislation to legalize the cultivation, distribution and possession of cannabis at all relevant levels of government); and

•	the export of medical cannabis to third-parties in countries outside of Canada (which permit the import of medical cannabis).

The Company will only conduct business in jurisdictions where it is federally legal to do so and legislation permitting the cultivation, distribution or possession of cannabis has been adopted at all applicable levels of government. The Company believes that operating and investing in markets where such activity is federally illegal would breach the Company’s legal and regulatory obligations; put the Company at risk of government regulatory actions or investigations, penalties, fines and sanctions; increase exposure to reputational risk; limit the Company’s ability to operate freely; potentially jeopardize the Company’s listing on major exchanges now and in the future; and limit the Company’s access to capital. In addition, the Company remains committed to conducting business in jurisdictions outside of Canada where such operations remain compliant with the Company’s Canadian listing obligations with the TSX and NASDAQ.

Principal Products

Peace Naturals currently produces and sells numerous strain varieties of cannabis in three main product lines: dried cannabis, pre-rolls and cannabis oil. OGBC currently produces and sells numerous strain varieties of dried cannabis in bulk via intercompany sales to Peace Naturals for sales to its customers. Peace Naturals currently offers a variety of strains of dried cannabis flower and strain specific cannabis oils. It intends to continue to establish a variety of strains to cater to patient needs. OGBC has access to a smaller number of strains currently; however, strain sharing between Peace Naturals and OGBC allows OGBC access to particular strains on an as needed basis.

The Company has a health and wellness brand for the Canadian and international medical markets. PEACE NATURALS™ is a global health and wellness brand committed to producing high-quality cannabis and cannabis products. PEACE NATURALS™ is focused on building and shaping the global medical cannabis market and promoting a whole health approach to wellness, which emphasizes diet and lifestyle. The brand’s goal is to improve the lives of others, one patient at a time.

In 2018, the Company launched two brands for the Canadian adult-use market:

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COVE™ is a premium positioned brand that was born in the Okanagan Valley in British Columbia, which is known for producing some of the world’s finest cannabis. COVE™ products are hand-trimmed using only the best colas of each harvest. By avoiding shortcuts like harsh refining processes, COVE™ is able to maintain the natural balance of the plant across all of the brand’s terpene-rich cannabis extracts and brings the highest in quality products to its consumers. The goal of this premium brand is to make each experience a discovery.

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Spinach™ is positioned as a mainstream adult-use brand with High Expectations™, geared towards a wide range of consumers that don’t take life too seriously and are looking for entertaining, fun ways to enhance activities. A fun, lighthearted and playful brand, Spinach™ is focused on offering Farm-To-Bowl™ products that bring friends together and make experiences more enjoyable. Get Your Greens™.

The Company currently supplies the German market with dried cannabis flower through its distribution partner Pohl-Boskamp and anticipates supplying other product forms (such as cannabis oils) upon receipt of the necessary regulatory approvals and certifications (such as GMP certification for production processes related to cannabis oils).

The Company intends to develop new product formulations for cannabis-based products (such as edibles) if and when authorized by Health Canada.

Principal Markets

Canadian Domestic Market

Currently, the Company, through its PEACE NATURALS™ brand, acquires Canadian medical clients through physician and clinic referrals or by word-of-mouth recommendations from existing clients.

As the adult-use of cannabis products has been legalized in Canada, the Company has positioned itself to take advantage of such market opportunities through the launch of the Company’s two brands for the Canadian adult-use market: COVETM and SpinachTM. The Company currently sells cannabis for adult-use to the cannabis control authorities in Ontario, British Columbia, Nova Scotia and Prince Edward Island and has secured listings with various private retailers in Saskatchewan. Together, these five provinces represent approximately 58% of the Canadian population. As the Company’s production capacity grows, the Company intends to explore expanding its distribution into additional provinces and territories in Canada.

International Markets

The Company currently addresses medical cannabis markets in Germany by exporting dried cannabis flower produced by Peace Naturals to its distribution partner Pohl-Boskamp. The Company also intends to distribute to the Israeli medical cannabis market through the operations of Cronos Israel, once Cronos Israel is fully licensed and operational, to the Latin American medical cannabis market through the operations of NatuEra, once NatuEra is fully licensed and operational, and to the Polish market by exporting cannabis products through its distribution partner Delfarma, once all necessary regulatory approvals to sell cannabis products in Poland are obtained. Finally, the Company intends to meet demand in the Australian and Asian-Pacific medical cannabis markets through the operations of Cronos Australia, once fully operational and licensed. In the interim, Cronos Australia has received an import license from the ODC, together with all necessary permits, to import PEACE NATURALSTM branded products for sale in the Australian medical market, under the terms of the relevant permits, while construction of the Cronos Australia production facility is being completed. Arrangements for imports are in progress. Cronos Australia has also received an export license from the ODC to export certain medicinal cannabis products, subject to the receipt of all necessary permits. See “– Licenses and Regulatory Framework in Australia,” “– Licenses and Regulatory Framework in Israel,”, “– Regulatory Framework in Germany for Imports.” and “ – Regulatory Framework in Poland for Imports.”

The Company continues to seek new international distribution channels in jurisdictions with federally legal medical cannabis regulatory frameworks.

Distribution Methods

Cronos Group is developing a diversified global sales and distribution network by leveraging established partners for their scale, salesforce and market expertise. The Company is also building a domestic distribution footprint through the direct-to-client medical market and the adult-use market in Canada.

Distribution in Canada

Medical cannabis patients order product from the Company primarily through the Peace Naturals’ website or by phone. Medical cannabis is and will continue to be delivered by secured courier and other methods permitted by the Cannabis Act or future regulation. Peace Naturals’ prices vary based on growth time, cultivar type and market conditions. Peace Naturals may from time to time offer volume discounts or promotional pricing permitted by the Cannabis Act.

Peace Naturals is also authorized for wholesale shipping of medical cannabis dried flower and cannabis oil to other License Holders. Peace Naturals has completed several sales through its wholesale distribution channel and based on current costs, the Company expects to continue with its wholesale distribution strategy, including through the Cura Supply Agreement. This sales channel requires minimal selling, general and administrative costs over and above the cost to produce plant cuttings and dried flower.

The Company currently conducts distribution of its two adult-use brands, COVETM and SpinachTM, in accordance with the regulatory framework for adult-use cannabis established under the Cannabis Act. The Company has secured listings and entered into binding Master Supply Agreements with the Ontario Cannabis Retail Corporation and the BC Liquor Distribution Branch, has secured listings and Supplier Terms and Conditions with the Nova Scotia Liquor Corporation and Prince Edward Island Liquor Corporation and has secured listings with various private retailers in Saskatchewan. Pursuant to these agreements, Cronos Group currently offers dried flower, pre-rolls and cannabis oils through both government-operated retail stores and online platforms and to private-sector retailers. As the Company’s production capacity grows, the Company intends to explore expanding its distribution into additional provinces and territories in Canada.

MedMen Canada is currently in the process of obtaining the necessary licenses, permits and retail locations to create a premium MedMen branded retail chain in Canada, modelled after MedMen’s iconic retail concept in Los Angeles, Las Vegas and Manhattan, in provinces where private retail cannabis sales are permitted under applicable law. Commencement of distribution from MedMen Canada is subject to obtaining the necessary licenses and permits.

International Distribution Channels

Peace Naturals currently exports dried cannabis flower to Germany, and it is expected that Peace Naturals will export dried cannabis to Poland, pursuant to export permits issued by Health Canada. PEACE NATURALSTM products are distributed in the domestic German market through the Company’s distribution partner, Pohl-Boskamp, via its network of pharmacies in Germany. PEACE NATURALSTM products are anticipated to be distributed in the domestic Polish market through the Company’s distribution partner, Delfarma, via its network of pharmacies in Poland.

Currently in Israel, medical cannabis is provided to patients on a “direct to patient” distribution model, whereby patients purchase medical cannabis directly from authorized medical cannabis suppliers after receiving a license from the Israeli Health Ministry. In September 2017, a first class of physicians completed a course for approval of use of medical cannabis, and 81 physicians were authorized to grant prescriptions for medical cannabis treatment. Cronos Israel anticipates distributing medical cannabis products to patients directly once operations have commenced and product is available. In addition, in April 2018 the Israeli Health Ministry launched a pilot project with the participation of several pharmacies, which are allowed to supply medical cannabis products directly to patients by prescription. The Company continues to monitor the regulatory framework in Israel if and when distribution by pharmacies is more broadly permitted by the Israeli Ministry of Health.

Currently in Australia, medicinal cannabis is provided directly to patients and to physicians who have received authorization to procure unregistered medicinal cannabis products. Subject to the completion of Cronos Australia’s planned cultivation and manufacturing facility, the Company anticipates selling cannabis products into the domestic Australian market directly to authorized patients and prescribing physicians. In addition, Cronos Australia has received an import license from the ODC, together with all necessary permits from applicable Australian regulatory authorities, to import PEACE NATURALSTM branded medicinal cannabis products for sale in the Australian market, under the terms of the relevant permits, while the planned cultivation and manufacturing facilities are being constructed. Arrangements for imports are in progress. Cronos Australia has also received an export license from the ODC to export certain medicinal cannabis products, subject to the receipt of all necessary permits.

Production Facilities

Cronos Group is focused on establishing an efficient global production footprint by leveraging methodologies and processes developed at Peace Naturals, the Company’s center of excellence, and then using such proprietary know-how, best practices and procedures to inform and create production partnerships domestically and internationally.

The following chart summarizes the existing and anticipated production capacity at each of the Company’s facilities that is currently constructed or under construction:

Facility(1)	Location	Grow Type	Square Footage	Estimated Annual Rated Capacity (in kg)(2)
Existing Capacity(3)
Peace Naturals – Buildings 1, 2, 3, 4(4)	Stayner, ON, Canada	Indoor	325,000	38,500
Peace Naturals – Greenhouse	Stayner, ON, Canada	Greenhouse	28,000	1,500
OGBC	Armstrong, BC, Canada	Indoor	2,500	150

Existing Capacity			355,500	40,150
Capacity in Progress
Cronos Israel – Phase I	Hadera, Israel	Greenhouse	45,000	5,000
Cronos Australia – Phase I	Melbourne, VIC, Australia	Indoor	20,000	2,000
Cronos GrowCo	Kingsville, ON, Canada	Greenhouse	850,000	70,000
NatuEra(5)	Cundinamarca, Colombia	Greenhouse	*	*

Capacity in Progress			915,000	77,000
Pro Forma Capacity			1,270,500	117,150

(1)	See “Corporate Structure – Intercorporate Relationships” for information related to the Company’s ownership interest in the above facilities.
(2)

Estimated annual capacity is based on the Company’s experience growing a variety of cannabis strains at its facilities. Material assumptions to derive estimated rated capacity for a given facility include, but are not limited to: the yield per square foot per harvest, the number of harvests per year and the square feet of cultivation space occupied by the plants immediately prior to harvest.

(3)	Existing capacity is defined as facilities where construction is substantially complete, regulatory approvals required to commence operations have been received and cannabis cultivation has commenced.
(4)

Building 4 is expected to become operational in phases. While construction of Building 4 is complete, the GMP-grade and industrial-grade kitchen and certain additional cultivation and processing areas are in the process of being equipped and made operational in phases. Certain research and development and laboratory areas in Building 4 are in final design phases.

(5)	NatuEra is still in the design phase and initial planned capacity is yet to be finalized.

Peace Naturals

Situated on approximately 90 acres of land zoned and licensed for cannabis production, Peace Naturals operates four fully operational production buildings (Building 1, Building 2, Building 3 and the Peace Naturals Greenhouse). The Company recently completed the construction of Building 4, a partially-licensed 286,0000 sq. ft. production facility. Peace Naturals’ production processes are GMP-certified under relevant European Economic Area GMP directives by the national competent authority of Germany.

Buildings 1, 2 and 3, totaling approximately 39,000 sq. ft. of production space, are engaged in cultivation, processing, extraction, finishing and packaging and shipping activities. The Peace Naturals Greenhouse is a 28,000 sq. ft. greenhouse providing a year-round, low-cost supply of cannabis flower for extraction. The Peace Naturals Greenhouse is designated as a research facility to pilot various production technologies. Any tests yielding favorable operational improvements may then be disseminated to the Company’s other domestic and international facilities.

In August 2018, Peace Naturals received authorization from Health Canada to cultivate cannabis in Building 4, and the building is expected to become operational in phases. Currently, Building 4 engages in the cultivation of cannabis and produced its first harvest in December 2018. The Company expects all flower rooms to be populated in the first half of 2019 and thereafter anticipates further improvements in yields towards full run-rate capacity as a result of increasing efficiencies over time. Building 4 also engages in tissue culture and micro propagation, processing, finishing and packaging and shipping activities.

It is expected that Building 4 will also engage in extraction, formulation and R&D activities following receipt of the applicable regulatory approvals or amendments to the Peace Naturals Production Licenses. While construction of Building 4 is complete, the GMP-grade and industrial-grade kitchen and certain additional cultivation and processing areas are in the process of being equipped and made operational in phases. The R&D areas and certain laboratory areas in Building 4 are in final design phases. In addition to the cultivation areas, Building 4 is expected to include:

•	designated areas for proprietary genetic breeding and genomic testing;

•	a GMP-grade cannabinoid and terpene extraction, processing and bottling facility;

•	a GMP-grade analytical testing laboratory for Canadian, European and other pharmacopeia standards;

•	a GMP-grade analytical and chemical laboratory for formulation, delivery system and product development;

•	R&D grow and dry areas with compartmentalized chambers to conduct experiments on yield, genetic markers, and metabolite/terpene enhancement techniques; and

•	a GMP-grade and industrial-grade kitchen.

OGBC

Situated on 30 acres of land, 13 acres of which are zoned and licensed for cannabis production, OGBC’s facility primarily engages in cultivation and processing operations. OGBC currently engages in inter-company bulk transfers of dried cannabis flower to Peace Naturals, where it is processed and packaged for sale at the Peace Naturals facility and sold under the Company’s brand portfolio.

Cronos Australia

Cronos Australia’s first production campus will be located on 120 acres of land. It was anticipated that the initial phase of Cronos Australia’s production platform would consist of a 20,000 sq. ft. purpose-built indoor facility with an expected annual production capacity of 2,000 kilograms of cannabis. The Company is currently reviewing alternative facility designs for Cronos Australia given current and anticipated market opportunities, which may include an expansion of the previously announced plans for the 20,000 sq. ft. purpose-built indoor facility.

Cronos Israel

The initial phase of construction of Cronos Israel involves the construction of a 45,000 sq. ft. greenhouse that is expected to produce up to 5,000 kilograms of cannabis annually and a 17,000 sq. ft. manufacturing facility that will be utilized for analytics, formulation and R&D. The Company anticipates that construction of the greenhouse will be complete in the first half of 2019 and construction of the manufacturing facility will be complete in the second half of 2019.

Cronos GrowCo

Cronos GrowCo is constructing an 850,000 sq. ft. purpose-built, GMP-standard greenhouse on approximately 100 acres of land acquired by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually. The Company expects to complete the superstructure of the greenhouse in the second half of 2019 and expects the greenhouse to become operational in phases in 2020. Completed construction of the greenhouse is subject to obtaining the necessary funding, the relevant building/occupancy permits and other customary approvals. Commencement of operations at Cronos GrowCo will be subject to obtaining the appropriate licenses under applicable law. Cronos GrowCo expects to utilize debt to fund a portion of the facility build-out.

NatuEra

NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia. Design of the facility is currently underway and construction of the facility remains subject to obtaining the relevant permits and other customary approvals.

Research and Development Activities

Ginkgo Collaboration Agreement

In September 2018, the Company announced an R&D partnership with Ginkgo that could ultimately enable the Company to produce certain cultured cannabinoids at commercial scale at a fraction of the cost of traditional cultivation. These cultured cannabinoid molecules are identical to those produced by plants grown with traditional cultivation, but are created by leveraging the power of biological manufacturing via fermentation. In addition to THC and CBD, these cultured cannabinoids include rare cannabinoids that are economically impractical or nearly impossible to produce at high purity and scale through traditional cultivation.

If the Ginkgo Strategic Partnership is ultimately successful, Cronos Group expects to be able to produce large volumes of these cultured cannabinoids from custom yeast strains by leveraging existing fermentation infrastructure (i.e. breweries or pharmaceutical contract manufacturing operations) without incurring significant capital expenditures to build new cultivation and extraction facilities.

Pursuant to the collaboration and license agreement dated September 1, 2018 between Ginkgo and the Company (the “Ginkgo Collaboration Agreement”), Ginkgo will work with the Company on the R&D of microorganisms capable of producing certain target cannabinoids in a scalable and highly efficient manner. The Company will have the exclusive right to use and commercialize the key patented intellectual property related to the production of the target cannabinoids globally. Upon Ginkgo’s demonstration that the microorganisms are capable of producing the target cannabinoids above the minimum productivity levels described below, the Company is required to issue up to approximately 14.7 million common shares in the aggregate (subject to customary anti-dilution adjustments) in accordance with the milestone allocations described below. The common shares allocated were based on the 60-day volume weighted average closing price for the Company’s common shares of US$6.81 as of July 17, 2018, when the letter of intent was executed by both parties. The transaction had an aggregate value of US$100.0 million as of July 17, 2018 assuming all milestones are met. Tranches of these common shares will be issued once each of the target cannabinoids can be produced for less than US$1,000 per kilogram of pure cannabinoid at a scale of at least 200 liters as follows: THC(A), 20%; CBD(A), 15%; CBC(A), 10%; CBG(A), 10%; THCV(A), 15%; CBGV(A), 10%; CBDV(A), 10%; CBCV(A), 10% (each, an “Equity Milestone Event”). The Company and Ginkgo have targeted three years to reach the Equity Milestone Events for each of the target cannabinoids. The Company will also fund certain R&D and foundry expenses throughout the development process, which are expected to amount to approximately US$22.0 million, subject to the achievement of certain milestones.

Ginkgo has undertaken to perform all of its R&D work in compliance with all applicable laws regarding controlled substances. In November 2018, Ginkgo received from the U.S. Drug Enforcement Agency (the “DEA”) a DEA Researcher (I) Controlled Substance Registration Certificate and a Researcher Controlled Substance Registration Certificate from the Massachusetts Department of Public Health for the conduct of the specified research involving cannabinoids. The Company intends to produce and distribute the target cannabinoids globally, where legally permissible, and has received confirmation from Health Canada that this method of production is permitted under the Cannabis Act.

Technion Research Agreement

In October 2018, the Company announced it had entered into a sponsored research agreement with Technion to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and skin repair.

Research will be led by Technion faculty members Dr. David “Dedi” Meiri and Dr. Yaron Fuchs, two of the world’s leading researchers in cannabis and skin stem cell research, respectively. Dr. Meiri heads the Laboratory of Cannabis and Cancer Research with vast experience in cannabis and endocannabinoid research. Dr. Fuchs heads the Laboratory of Stem Cell Biology and Regenerative Medicine with years of experience in the biology of the skin and its pathologies. Development and implementation of the research will be conducted at Technion’s Laboratory of Cancer Biology and Cannabis Research and the Lorry I. Lokey Interdisciplinary Center of Life Sciences and Engineering in Haifa, Israel.

Specialized Knowledge, Skills, Resources & Equipment

Knowledge with respect to cultivating and growing cannabis is important in the cannabis industry. The nature of growing cannabis is not substantially different from the nature of growing other agricultural products. Variables such as temperature, humidity, lighting, air flow, watering and feeding cycles are meticulously defined and controlled to produce consistent product and to avoid contamination. The product is cut, sorted and dried under defined conditions that are established to protect the activity and purity of the product. The post-processing of the Company’s cannabis into dried flower, pre-rolls and oils involves specialized skills and knowledge with respect to procurement, manufacturing, automation, assembly line optimization as well as bottling, packaging and labeling. Once processing is complete, each and every processing batch is subject to full testing against stringent quality specifications set for activity and purity.

The Company grows the primary component of its finished products, namely cannabis. The Company’s cultivation operations are dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, as well as electricity, water and other utilities. See “Risk Factors – Risks Related to the Industry and the Company’s Business – Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs”.

Staff with suitable horticultural and quality assurance expertise are generally available on the market in the jurisdictions in which the Company currently has or anticipates cultivation activity, including in Canada, Israel, Australia and Colombia. The Company also requires client care staff, which will grow as its business grows. Customer care staff is a skillset that is also generally available in the market in the jurisdictions in which the Company currently houses or anticipates housing such staff, including in Canada, Israel, Australia and Colombia.

Equipment used is specialized but is readily available and not specific to the cultivation of cannabis. Cronos Group uses a mix of automated and semi-automated equipment to process and package its products, and the Company is designing continuous flow automation lines and customized machinery to produce pre-rolls in order to increase capacity and efficiency. The Company does not anticipate any difficulty in obtaining equipment as needed in the jurisdictions in which the Company anticipates need for such equipment, including in Canada, Israel, Australia and Colombia.

The Company anticipates an increased demand for skilled manpower, energy resources and equipment as Building 4 continues to become fully operational and in connection with Cronos Israel and Cronos GrowCo facilities currently under construction. The Company has recruited and will continue to recruit managers with food, pharmaceutical, manufacturing, engineering, and logistics experience to further scale its manufacturing and production operations.

Competitive Conditions

To the knowledge of the Company, only a limited number of licenses are issued to new License Holders by Health Canada on a monthly basis, if any, and the application process takes a significant amount of time to complete. Further, as Health Canada licenses are limited to individual properties, if a License Holder reaches production capacity at its licensed site, it must apply to Health Canada for a new license in order to expand production to another site. More information on the current list of License Holders can be found on Health Canada’s website.

On October 17, 2018, the Cannabis Act came into force. For additional information, see “– Regulatory Framework in Canada – Recent Regulatory Developments”. The introduction of an adult-use model for cannabis production and distribution may impact the medical cannabis market. The impact of this development may be negative for the Company and could result in increased levels of competition in its existing medical market and/or the entry of new competitors in the overall cannabis market in which the Company operates.

The Company believes that, due to the extensive regulatory restrictions and significant capital required for facilities and operations, the number of License Holders will remain relatively small in the short term, however Health Canada may accelerate its processing of applications which may result in the acceleration of the rate at which applicants become License Holders. Further, under the Cannabis Act, production licenses have been split into various categories, which may result in additional standard and micro cultivation licenses being issued. As the demand for cannabis increases as a result of the legalization of adult-use cannabis, application volumes increase and the application backlog with Health Canada is processed, the Company believes that new competitors will enter the market. The principal competitive factors on which the Company competes with other License Holders are the price and quality of its cannabis-based products (and associated goodwill and brand recognition), physician familiarity and willingness to prescribe the Company’s cannabis-based products, and the Company’s customer services. While the Company prices its cannabis products according to the Company’s perception of market demand, given its relatively low cost of production (based on management’s assessment of the Company’s own financial information against that of all publicly-traded License Holders), it is expected that the Company will be able to enjoy pricing flexibility while maintaining its margins.

In addition, the Cannabis Act contemplates holders of cultivation licenses conducting both outdoor and indoor cultivation of cannabis. The implications of outdoor cultivation are not yet known, but such a development could be significant as it may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices as capital expenditure requirements related to growing outside are typically much lower than those associated with indoor cultivation.

The Company has an established relationship with German based pharmaceutical manufacturer and distributor, Pohl-Boskamp. The Company is engaged in active exports of medicinal cannabis products from Canada to Germany for distribution by Pohl-Boskamp to authorized medicinal patients, through Pohl-Boskamp’s existing pharmacy customer network. Medicinal cannabis in Germany is regulated as a pharmaceutical raw-material, as opposed to a finished medicine requiring clinical trials. The barriers to entry in Germany for a medicinal cannabis company differ from those in Canada, whereby the manufacturer of the medicinal cannabis products must be a GMP certified manufacturer from a federal certifying authority. In addition, a foreign manufacturer must identify a licensed importer of record who is licensed to hold the relevant types of pharmaceutical products, then work with that importer to obtain import and marketing authorizations for the specific products. The medicinal cannabis products themselves must meet the strict requirements of cannabis drug monographs which are created and published by the relevant German health ministries. Currently there are only a handful of Canadian companies that meet the requirements to manufacture medicinal cannabis products for sale to the German market.

The ongoing tender process in Germany commenced in 2018, pursuant to which companies were able to apply to the Federal Institute for Drugs and Medical Devices (the “BfArM”) to receive authorization to cultivate a limited quantity of medicinal cannabis in Germany to be sold domestically to authorized medicinal patients. The BfArM has announced that a decision with respect to tenders will be made in the second quarter of 2019 and that first harvests of cannabis cultivated in Germany are expected at the end of 2020. However, the BfArM clarified that the import of medicinal cannabis will still be possible.

Protection of Intangible Assets

The ownership and protection of our intellectual property rights is a significant aspect of our future success. Currently we rely on trade secrets, technical know-how and proprietary information. We protect our intellectual property by seeking and obtaining registered protection where possible, developing and implementing standard operating procedures to protect trade secrets, technical know-how and proprietary information and entering into agreements with parties that have access to our inventions, trade secrets, technical know-how and proprietary information, such as our partners, collaborators, employees and consultants, to protect confidentiality and ownership. We also seek to preserve the integrity and confidentiality of our inventions, trade secrets, trademarks, technical know-how and proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems.

In addition, we have sought trademark protection in many countries, including Canada, Australia and countries in the European Union. Our ability to obtain registered trademark protection for cannabis-related goods and services, in particular for cannabis itself, may be limited in certain countries outside of Canada, including the U.S., where registered federal trademark protection is currently unavailable for trademarks covering the sale of cannabis products (a controlled substance); and including the European Union, where laws on the legality of cannabis use are not uniform, and trademarks cannot be obtained for products that are “contrary to public policy or accepted principles of morality”. Accordingly, our ability to obtain intellectual property rights or enforce intellectual property rights against third party uses of similar trademarks may be limited in certain countries.

Germplasm, including seeds, clones and cuttings, is the genetic material used in new cannabis varieties and hybrids. We use advanced breeding technologies to produce cannabis germplasm (hybrids and varieties) with superior performance. We rely on parental varieties for the success of our breeding program. We seek to protect our parental germplasm as appropriate, relying on intellectual property rights, including rights related to inventions (patents and plant breeders’ rights), trade secrets, technical know-how, trademarks and proprietary information.

We also seek to protect our parental germplasm, hybrids and varieties from pests and diseases and enhance plant productivity and fertility, and we research products to protect against crop pests and fungus.

Employees

As of December 31, 2018, Cronos Group Inc. employed 37 employees and six fulltime contractors, Peace Naturals employed 244 employees, and OGBC employed 10 employees.

Senior Management and Board of Directors

The Board was reconstituted in connection with and effective as of the closing of the Altria Investment, whereby the number of directors on the Board was increased from five to seven, Mr. Michael Coates and Mr. Alan Friedman resigned as directors and Mr. Kevin C. Crosthwaite, Ms. Bronwen Evans, Mr. Murray R. Garnick and Mr. Bruce A. Gates were appointed to serve as directors on the Board. As of the date of this AIF, the Board has seven members and is comprised of Mr. Michael Gorenstein (Chair of the Board), Mr. Jason Adler (a member of the Audit Committee), Mr. James Rudyk (Lead Director, Chair of the Audit Committee and a member of the Compensation Committee), Mr. Kevin C. Crosthwaite (Chair of the Compensation Committee), Ms. Bronwen Evans (a member of the Audit Committee), Mr. Murray R. Garnick and Mr. Bruce A. Gates. Mr. Michael Coates will continue to serve as a Canadian regulatory advisor to the Board.

As of the date of this AIF, the Company’s executive officers consist of Mr. Michael Gorenstein (Chief Executive Officer and President), Mr. William Hilson (Chief Financial Officer), Mr. David Hsu (Chief Operating Officer) and Ms. Xiuming Shum (General Counsel and Corporate Secretary). Effective April 15, 2019, Jerry Barbato, most recently Senior Director of Corporate Strategy at Altria, will assume the role of Chief Financial Officer of the Company from William Hilson, who as of April 15, 2019 will serve as the Company’s Chief Commercial Officer, a newly created role. As Chief Commercial Officer, Mr. Hilson will report to the Chief Executive Officer and be responsible for further enhancing the commercial strategy as well as the product and research development priorities of the Company.

Minority Investments

Prior to the acquisition of OGBC in November of 2014 (as described above), the Company exclusively invested in companies either licensed, or actively seeking a license, to produce legal medical cannabis. As of the date of this AIF, the Company has divested its previously held minority interests in most investees with active licenses under the Cannabis Act in Canada.

See Notes 10 and 11 of the Company’s audited consolidated financial statements as at and for the fiscal years ended December 31, 2018 and 2017 (the “Annual Financial Statements”) for additional information.

Regulatory Framework in Canada

Licenses and Regulatory Framework

On October 17, 2018, the Cannabis Act and the Cannabis Regulations (the “Cannabis Regulations”) came into force. The Cannabis Regulations establish six classes of licenses: (i) cultivation; (ii) processing; (iii) sale for medical purposes; (iv) analytical testing; (v) research; and (vi) cannabis drug. The Cannabis Regulations also create subclasses for cultivation licenses (standard cultivation, micro-cultivation and nursery) and processing licenses (standard processing and micro-processing). Different licenses and each sub-class therein carry differing rules and requirements that are intended to be proportional to the public health and safety risks posed by each category and sub-class. The Cannabis Act includes transitional provisions applicable to previous licenses. Due to the repeal of the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the amendment of the CDSA and NCR, the Cannabis Act provides that certain licenses issued under that legislation are deemed to be licenses under the Cannabis Act. Peace Naturals and OGBC have successfully transitioned their licenses through the Cannabis Tracking and Licensing System (the “CTLS”) to various licenses under the Cannabis Act, which permit them to conduct the activities described below, among others.

The Peace Naturals Production Licences and Peace Naturals Drug Licence permits Peace Naturals to engage in a number of regulated activities under the Cannabis Act, including the cultivation, processing and medical sale of dried cannabis, fresh cannabis, cannabis plants, cannabis plant seeds and cannabis oil, as well as the sale of drugs containing cannabis, subject to certain conditions.

The OGBC Production Licences permit OGBC to engage in a number of regulated activities under the Cannabis Act, including the cultivation, processing and medical sale of dried cannabis, fresh cannabis, cannabis plants, and cannabis plant seeds, subject to certain conditions.

Recent Regulatory Developments

Federal Developments

The Cannabis Act provides a licensing and permitting scheme for, among other things, the cultivation, processing, testing, packaging, labelling, distribution, sale, possession and disposal of adult-use cannabis, implemented by regulations made under the Cannabis Act. As discussed below, the Cannabis Regulations include, among other things, strict specifications for the plain packaging and labelling and analytical testing of all cannabis products as well as stringent physical and personnel security requirements for all federally licensed cultivation, processing and sales sites.

Security Clearances

Certain people associated with licensed producers, including, but not limited to, directors and officers of a License Holder and any organization that controls the License Holder, the key positions identified by license class (e.g. master grower, quality assurance person, head of security), and any individual or position specified by the Minister pursuant to Section 67(2) of the Cannabis Act must hold a valid security clearance issued by the Minister. Under the Cannabis Regulations, the Minister may refuse to grant security clearances to individuals with associations to organized crime or with past convictions for, or an association with, drug trafficking, corruption or violent offences, among other reasons. Individuals who have histories of nonviolent, lower-risk criminal activity (for example, simple possession of cannabis, or small-scale cultivation of cannabis plants) are not automatically precluded from participating in the legal cannabis industry. The grant of security clearance to such individuals is at the discretion of the Minister and such applications will be reviewed on a case-by-case basis.

Cannabis Tracking System and Reporting

Under the Cannabis Act, the Minister is authorized to establish and maintain a national cannabis tracking system. The CTLS has since been established to create a seed to sale tracking system to track cannabis throughout the supply chain to help prevent diversion of cannabis into, and out of, the illegal market. Under this tracking system, certain License Holders are required to submit monthly reports to Health Canada, among other things. The CTLS applies to

•	holders of federally issued licenses for cultivation, processing and sale for medical purposes, which are required to provide information to the Minister;

•	public provincial and territorial bodies that are authorized to sell cannabis under a provincial and territorial act, which are required to provide information to the Minister; and

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private distributors and retailers, which are required to provide data to the public body authorized to sell cannabis or that authorizes sale under provincial and territorial legislation (typically a crown corporation or a provincial ministry).

The information required to be reported pursuant to the CTLS is extensive.

Cannabis Products

The Cannabis Act and the Cannabis Regulations set out certain requirements for the sale of cannabis products at the retail level and will initially permit the sale of dried cannabis, cannabis oil, fresh cannabis, cannabis plants, and cannabis seeds, including in “pre-rolled” and capsule form. The THC content of oil and serving size of certain cannabis products is limited by the Cannabis Regulations.

While the sale of dried cannabis, fresh cannabis, cannabis seeds, plants and oil is currently permitted under the Cannabis Act, the sale of edibles containing cannabis and cannabis concentrates are not. On December 22, 2018, the Canadian federal government published the draft of the proposed Regulations Amending the Cannabis Regulations in the Canada Gazette (the “Further Regulations”). The Further Regulations propose amending the Cannabis Act and Cannabis Regulations to, among other things, allow the production and sale of extracts (including concentrates), edibles and topicals in addition to the currently permitted product forms. The Further Regulations were subject to a 60 day comment period which has now concluded, and they may be further amended before implementation based on the comments received.

Packaging and Labelling

The Cannabis Regulations set out strict requirements pertaining to the packaging and labelling of cannabis products. These requirements are intended to promote informed consumer choice and allow for the safe handling and transportation of cannabis, while also reducing the appeal of cannabis to youth and promoting safe consumption. Cannabis package labels must include specific information, including, among other things, the: (i) product source information, including the class of cannabis and the name, phone number, and email of the cultivator or processor, as applicable; (ii) a mandatory health warning, rotating between Health Canada’s list of standard health warnings; (iii) the Health Canada standardized cannabis symbol; and (iv) information specifying THC and CBD content. The Cannabis Regulations also establish strict limits that apply to the use of colors, images, and brand elements that may prevent or inhibit product differentiation.

Advertising and Promotions

The Cannabis Act prohibits any promotion, packaging and labelling of cannabis that could be appealing to young persons or encourage its consumption, while allowing consumers to have access to information with which they can make informed decisions about the consumption of cannabis. In particular, the Cannabis Act provides for broad restrictions on the promotion, packaging and labelling, display, and sale and distribution of cannabis and cannabis accessories. Subject to additional restrictions imposed by the provinces and territories, the promotion, packaging and labelling, display and sale and distribution of cannabis and cannabis accessories is strictly controlled to prevent persons under the age of 18 from being exposed to such activities and to prevent the encouragement of consumption of cannabis. As such, the promotion, packaging and labelling, display and sale and distribution of cannabis and cannabis accessories takes place in a highly regulated environment which will restrict persons to brand and market their products in a manner consistent with other industries which are not subject to such controls.

Cannabis for Medical Purposes

Part 14 of the Cannabis Regulations sets out the regime for medical cannabis following legalization, which is similar to the ACMPR, with adjustments to create consistency with rules for non-medical use, improve patient access, and reduce the risk of abuse within the medical access system. Patients who have the authorization of their healthcare practitioner will continue to have access to medical cannabis, either purchased directly from a License Holder, or by registering to produce a limited amount of cannabis for their own medical purposes or designating someone to produce cannabis for them.

With respect to starting materials for personal production, such as plants or seeds, they must be obtained from License Holders. It is possible that this could significantly reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company. That said, management of the Company believes that many patients may be deterred from opting to proceed with these options since such steps require applying for and obtaining registration from Health Canada to grow cannabis, as well as the up-front costs of obtaining equipment and materials to produce such cannabis. See “– Competitive Conditions”.

Export Permits

Export permits issued by Health Canada are specific to each shipment and may only be obtained for medical of scientific purposes. To apply for a permit to export cannabis, a License Holder must submit significant information to the Minister including information about the substance to be exported (including description, intended use, quantity) and the importer. As part of the application, applicants are also required to provide a copy of the import permit issued by a competent authority in the jurisdiction of final destination and to make a declaration to the Minister that the shipment does not contravene the laws of the jurisdiction of the final destination or any country of transit or transshipment. Export permits are time limited and the Minister of Health may include conditions that the export permit holder must meet in order to comply with an international obligation, or reduce any potential public health, safety or security risk, including the risk of the exported substance being diverted to an illicit market or use. Moreover, the jurisdiction of import may impose additional obligations on a Canadian exporter. Export permit holders must also comply with post-export reporting requirements.

Provincial and Territorial Developments

While the Cannabis Act provides for the regulation by the Canadian federal government of, among other things, the commercial cultivation and processing of cannabis and the sale of medical cannabis, the various provinces and territories of Canada regulate certain aspects of adult-use cannabis, such as distribution, sale, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have implemented their regulatory regimes for the distribution and sale of cannabis for adult-use purposes. Most provinces and territories have announced a minimum age for possession and consumption of 19 years old, except for Québec and Alberta, where the minimum age is 21 and 18, respectively. A summary of the legislative framework in each province and territory is set out below. There is no guarantee that the provincial and territorial frameworks supporting the legalization of cannabis for adult-use in Canada will continue on the terms outlined below or at all, or will not be amended or supplemented by additional legislation.

British Columbia

The distribution and sale of adult-use cannabis in British Columbia is primarily governed by the Cannabis Control and Licensing Act, the Cannabis Distribution Act and the related regulations. The British Columbia Liquor Distribution Branch is the province’s wholesale distributor of cannabis and operates retail and online sales. Private retail stores are permitted and are licensed by the British Columbia Liquor and Cannabis Regulation Branch.

Alberta

The distribution and sale of adult-use cannabis in Alberta is primarily governed by the Gaming, Liquor and Cannabis Act and the related regulations. The Alberta Gaming, Liquor and Cannabis Commission (the “AGLC”) is the sole wholesale distributor of cannabis in the province. Sales of cannabis are permitted through privately run retail stores and online by the AGLC.

Saskatchewan

The distribution and sale of adult-use cannabis in Saskatchewan is primarily governed by The Cannabis Control (Saskatchewan) Act and the related regulations. Both the wholesale and retail sale of cannabis (both instore and online) are conducted by private companies in Saskatchewan, which are regulated by the Saskatchewan Liquor and Gaming Authority.

Manitoba

The distribution and sale of adult-use cannabis in Manitoba is primarily governed by the Liquor, Gaming and Cannabis Control Act and the related regulations. Cannabis in the province is distributed by the Manitoba Liquor and Lotteries Corporation. Retail and online sales of cannabis are conducted by private retailers under the regulation of the Liquor, Gaming and Cannabis Authority of Manitoba.

Ontario

The distribution and sale of adult-use cannabis in Ontario is primarily governed by the Cannabis Control Act, 2017, the Cannabis Licence Act, 2018 and the related regulations. The Ontario Cannabis Retail Corporation is the wholesale distributor of cannabis and conducts all online sales in the province. Private retail is expected to be permitted by April 2019 and will be regulated by the Alcohol and Gaming Commission of Ontario (the “AGCO”). Only twenty-five private stores will be licensed by the AGCO for an initial period, with more expected to follow. The Ontario Cannabis Store provides online sales of adult-use cannabis in the interim.

Québec

The distribution and sale of adult-use cannabis in Quebec is primarily governed by the Cannabis Regulation Act and the related regulations. The Société Québécoise du Cannabis is the exclusive distributor of cannabis in the province and is the sole retail and online vendor.

New Brunswick

The distribution and sale of adult-use cannabis in New Brunswick is primarily governed by the Cannabis Control Act and the related regulations. The distribution and sale of cannabis, both online and instore, is exclusively conducted by the New Brunswick Cannabis Management Corporation.

Nova Scotia

The distribution and sale of adult-use cannabis in Nova Scotia is primarily governed by the Cannabis Control Act and the related regulations. Adult-use cannabis is distributed and sold at retail locations and online by the Nova Scotia Liquor Corporation.

Newfoundland and Labrador

The distribution and sale of adult-use cannabis in Newfoundland and Labrador is primarily governed by the Cannabis Control Act and the related regulations. Adult-use cannabis is sold through private stores, with the Newfoundland and Labrador Liquor Corporation (“NLC”) conducting online sales and regulating distribution. The NLC also has the option to open public stores in areas that do not attract private retailers.

Prince Edward Island

The distribution and sale of adult-use cannabis in Prince Edward Island is primarily governed by the Cannabis Control Act and the related regulations. Cannabis is sold at retail locations and online by the PEI Cannabis Management Corporation.

Yukon

The distribution and sale of adult-use cannabis in Yukon is primarily governed by the Cannabis Control and Regulation Act and the related regulations. The Yukon Liquor Corporation is responsible for distributing and selling cannabis instore and online, with private retail contemplated in the future.

The Northwest Territories

The distribution and sale of adult-use cannabis in the Northwest Territories is primarily governed by the Cannabis Products Act and related regulations. The Northwest Territories Liquor Commission is responsible for the distribution and sale of cannabis through existing liquor stores and online sales, with private retail contemplated in the future.

Nunavut

The distribution and sale of adult-use cannabis in Nunavut is primarily governed by the territorial Cannabis Act. At this time, the Nunavut Liquor and Cannabis Commission has designated an agent to provide cannabis in the territory through online sales but has issued a request for proposals for other potential suppliers.

Licenses and Regulatory Framework in Australia

Legislation to permit the cultivation of cannabis for medicinal and related research purposes was passed by the Australian Parliament on February 29, 2016, with amendments related to licensed domestic cultivation coming into effect on October 30, 2016.

Access by patients to medicinal cannabis in Australia is highly regulated. The two principal governmental agencies which oversee the federal medicinal cannabis regime are the Therapeutic Goods Administration (the “TGA”) and the Australian Office of Drug Control (the “ODC”) (although there is also a secondary level of permits issued by state level governments). Similar to the legislation in Canada, the legislation which governs the use of medicinal cannabis in Australia creates exemptions to existing narcotic control laws overseen by the TGA, which permit patients to access cannabis through a prescribed process under the supervision of a treating physician, known as the “Special Access Scheme”.

Cannabis grown for medicinal purposes in Australia is subject to stringent security and quality control measures. In order to cultivate, produce and manufacture medicinal cannabis and medicinal cannabis-related products in Australia, a license granted by the Australian federal government is required. There are three categories of licenses relating to the cultivation and manufacture of cannabis-derived medications – medicinal cannabis (cultivation and production), cannabis research (cultivation and production) and manufacturing. Cultivation and production permits regulate matters such as the types of cannabis plants that can be cultivated and the quantities of cannabis and cannabis resin that can be produced. Manufacturing permits regulate the types and quantities of drugs that can be manufactured. The ODC grants such licenses to applicants after an application and review process. The ODC also grants specific cannabis research licenses for research activities relating to cannabis.

In order to export cannabis from Canada to Australia for sale through licensed channels, an applicant is required to obtain permits in both Canada and Australia. In Australia, the ODC issues import licenses to an applicant which is capable of receiving and storing narcotics and issues import permits that authorize the import of specific shipments of cannabis or cannabis-derived medication into Australia. In Canada, Health Canada issues export licenses under the Cannabis Act. Assuming an applicant has obtained the necessary Australian import license, and is otherwise in compliance with applicable laws (including export laws of its local jurisdiction), it may import products into Australia for sale. Regulatory requirements in Australia also require an importer to be the “sponsor” of the medicinal cannabis products with the TGA. A sponsor is responsible for ensuring their medicinal cannabis products comply with all applicable quality and manufacturing standards in addition to TGA requirements, including pharmacovigilance reporting.

Cronos Australia Licenses

Cronos Australia – Operations Pty Ltd (Cronos Australia) , a wholly-owned subsidiary of Cronos Australia has been granted a medicinal cannabis cultivation license under Section 8F, a cannabis research license under Section 9J and a manufacture license under section 11H of the Narcotic Drugs Act 1976 (collectively, the “Cronos Australia Licenses”) by the ODC. As a consequence of the receipt of the Cronos Australia Licenses, Cronos Australia will be able to commence cultivation, sale or distribution of medicinal cannabis in Australia (subject to receipt of all necessary permits from the ODC) once the construction of the Cronos Australia facility is completed.

Cronos Australia has also received an import license from the ODC, together with all necessary permits from applicable Australian regulatory authorities, to allow it to import PEACE NATURALSTM branded medicinal products for sale in the Australian market, under the terms of the relevant permits, while construction of the Cronos Australia production facility is being completed. Cronos Australia has also received an export license from the ODC to export certain medicinal cannabis products, subject to the receipt all necessary permits.

Under the Narcotic Drugs Act 1967 and the Narcotic Drugs Regulation 2016, a medicinal cannabis license holder is required to comply with several conditions and requirements under the act and the regulations, including:

•

Security: license holders are required to demonstrate experience and capabilities to ensure employee and community safety during the production of medicinal cannabis. This includes the physical security of the premises and facilities. License holders must provide a detailed security plan highlighting a sophisticated infrastructure to ensure compliance with state and federal security requirements. The license holder must also provide detailed evidence of established relationships and engagement with any third-party providers, including but not limited to security monitoring stations, waste management services, and transportation/distribution services.

•

Personnel: license holders are required to detail their process for identifying and maintaining suitable staff for the period of their license, to mitigate potential risks and to ensure compliance at all times under the Narcotic Drugs Act 1976. This includes establishing a proven staffing policy with specific requirements for new employees and continuous checks of existing employees.

•

Record-keeping: license holders are required to provide detailed processes and solutions for maintaining pertinent records for the reconciliation and oversight of all activities, produced batches, and cannabis sales. The license holder is required to demonstrate a thorough understanding of operational workflow with controlled substances, provide insight into the stages at which records are taken and the systems through which those records are taken and maintained.

•

Quality assurance: license holders are required to demonstrate their commitment to quality control and quality assurance for the products being produced by providing detailed plans and standard operating procedures for facility design, workflow, sanitation, and control check-points. The license holder is also required to show established agreements with testing facilities, as well as detailed descriptions of the types of product testing being performed. Additionally, the TGA also requires manufacturers of medicinal cannabis to hold a GMP license.

•

Corporate control: individuals who will have control over the organization, including but not limited to directors, officers and majority shareholders, must complete national criminal record checks. The individual must show evidence of the contractual obligation to one another and to the organization. These individuals are required to complete ongoing record checks at regular intervals, and any changes to the structure must be submitted and approved by the ODC. Those issued a license have demonstrated that key stakeholders meet the strict requirements set forth by the ODC.

•

Commitment to on-going research (in relation to the cannabis research license): license holders are required to provide a full and complete research proposal before they can be issued a cannabis research license. The research proposal is reviewed in its entirety, and identifies the third-parties and committees who will be involved in the research, and analyses of the results, to be undertaken at the premises. The ODC and delegates review these research proposals for efficacy and ensure that the research aligns with the objectives of advancing the Australian medicinal cannabis industry.

Licenses and Regulatory Framework in Israel

In March 2017, the Israeli Health Ministry announced a new cannabis licensing regime, under which new market entrants were encouraged to apply for various licenses which were no longer vertically integrated. Previously, in June 2016, alongside the growing use and demand for medical cannabis, the Israeli government published Resolution No. 1587, which established a new regulatory framework for the “medicalization” of cannabis (“Resolution 1587”). The competent regulatory authority in Israel is the Yakar, the medical cannabis unit within the Israeli Health Ministry.

Since March 2017, the Yakar has issued a number of provisional cultivation licenses to applicants to develop production facilities. Final approvals for all stages of the cultivation, production, marketing and distribution of cannabis products are subject to compliance with all regulatory requirements. This process involves agricultural, security and production protocols and standards. Once applicants have completed construction of their production facilities and meet all required agricultural and security rules, the Yakar will grant approval to commence and conduct actual cannabis operations.

In December 2018, the Israeli Parliament (the “Knesset”) approved an amendment to the Dangerous Drugs Ordinance – 1973, which, amongst other matters, regulates medical cannabis (the “Dangerous Drugs Ordinance Amendment”). The Dangerous Drugs Ordinance Amendment will enter into effect on May 1, 2019. The Dangerous Drugs Ordinance Amendment sets the authorities and enforcement responsibilities of each of the Israeli Health Ministry and the Israeli Police relating to the matter. The Dangerous Drugs Ordinance Amendment provides that the Director General of the Israeli Health Ministry (or his or her designee) has the authority to grant licenses to engage in the various stages of cultivating, developing and commercializing cannabis, based on his/her discretion. The grant of any such licenses will be conditioned upon meeting certain security and protection conditions to be set by an authorized officer of the Israeli Police. Further, the Director General of the Israeli Health Ministry (or his or her designee) may grant any license for cannabis operations only after the authorized officer of the Israeli Police has recommended and approved the grant of such license.

In order to enforce the provisions of the Dangerous Drugs Ordinance Amendment, the Israeli Police has the authority, in respect of any given license holder, to enter into its place of business, carry out necessary examinations, demand documents from and, if needed, act in order to halt the activity of the license holder’s operations.

In January 2019, the Israeli government approved the export of medical cannabis products from Israel (the “Israeli Government Export Approval”). As part of the Israeli Government Export Approval, the Israeli government decided to allow medical cannabis license holders that meet the quality standards set forth in Resolution 1587 for the applicable stages (cultivation, production, storage, distribution and security) for which they received a license, to export medical cannabis products under the strict supervision of the Israeli authorities. Export licenses may be granted for a limited period and may be canceled at any time or not extended upon expiration. Pursuant to the Israeli Government Export Approval a medical cannabis license holder may apply for an export license, provided that such holder meets all the export requirements (including the requirement applicable to the export of dangerous drugs and plant substances). The Israeli Health Ministry will only allow the export of products that meet the standards relating to products that can be directly marketed to patients (including smoking products, oils, and vaporizer products). Export of plant substances (i.e. seeds, tissue cultures) will not be permitted.

The Israeli Government Export Approval sets forth that export will only be permitted to those countries that have signed the United Nations Single Convention on Narcotic Drugs of 1961 (“UN Single Convention”), and that have explicitly approved the import of cannabis.

On July 27, 2018, a bill to decriminalize the adult-use of cannabis, imposing fines rather than criminal penalties for first- and second-time possession offenses, was passed by the Knesset. The bill will enter into effect on April 1, 2019 and will be in effect until March 31, 2022.

Currently in Israel, medical cannabis is provided to patients on a “direct to patient” distribution model, whereby patients purchase medical cannabis directly from authorized medical cannabis suppliers after receiving a license from the Israeli Health Ministry. In September 2017, a first class of physicians completed a course for approval of use of medical cannabis, and 81 physicians were authorized to grant prescriptions for medical cannabis treatment. In April 2018, the Israeli Health Ministry launched a pilot project with the participation of several pharmacies, which are allowed to supply medical cannabis products directly to patients by prescription.

Cronos Israel Licenses

In early 2017, the Yakar granted Gan Shmuel Israel Codes to establish four distinct cannabis commercial operations: (i) propagation and breeding, (ii) commercial cannabis cultivation, (iii) extraction, formulation and packaging and (iv) patient care and distribution. These Israel Codes are preliminary licenses granted to successful applicants to construct facilities for cannabis operations. Applicants at this stage are not yet officially permitted to propagate, cultivate, process or distribute cannabis until the nursery, cultivation and manufacturing facilities are constructed and pass inspections by the Yakar, after which point, assuming the facilities pass inspections, the Yakar will issue the final cannabis licenses for each operation.

The Israel Codes were successfully transferred to Cronos Israel on May 10, 2018. After construction of the greenhouse (for nursery and cultivation operations) and the manufacturing facility (for extraction, production and packaging operations) is completed, the facilities will be inspected by the Yakar against various requirements and protocols set out in the directives promulgated under Resolution No. 1587 (including security standards, quality standards of cultivation, manufacturing and storage / delivery). Assuming the facilities pass the inspection, Cronos Israel expects to receive the final cannabis licenses for each of the operations from the Yakar. The Yakar has not provided a timeline for the issuance of such final cannabis licenses after inspection of the completed facilities.

Licenses and Regulatory Framework in Colombia

In 2016 Colombia’s Congress adopted Law 1787 with the purpose of creating a regulatory framework allowing the safe and informed access to medical and scientific use of cannabis and its derivatives within the Colombian territory. Law 1787 granted authority to the Colombian Government to control and regulate the activities of cultivation, processing, fabrication, acquisition, import, export, transport and commercialization of cannabis and its derivatives for medicinal and scientific purposes. Law 1787 amended articles 375, 376 and 377 of the Colombian Criminal Code to remove sanctions against the medical and scientific use of cannabis used under a license duly granted by the relevant authorities according to Colombian laws. This amendment was required given that the Colombian Criminal Code expressly provided a general prohibition to the cultivation, conservation or financing of marijuana plantations among other related activities. Based on Law 1787 of 2016, the Colombian Government-issued Decree 613 of 2017, whereby it defined the different types of licenses that may be granted in respect of permissible activities related to medical cannabis including: (i) cultivation of psychoactive cannabis plants, (ii) cultivation of non-psychoactive cannabis plants, (iii) use of seeds for planting and (iv) manufacturing of cannabis derivatives. Decree 613 also sets out the requirements and criteria for the assignment of quotas for cultivation of psychoactive cannabis plants and manufacturing of cannabis derivatives in favor of holders of licenses and other related activities including the main obligations to be complied with by the licensees.

The administration of the law and its related regulations is overseen by several governmental bodies including the Ministry of Health and Social Protection (the “Colombia Ministry of Health”), the Ministry of Justice and Law (the “Colombia Ministry of Justice”), and the National Narcotics Fund. The Colombia Ministry of Health is the entity responsible for granting licenses for the production of cannabis derivatives, while the Colombia Ministry of Justice is the entity responsible for granting licenses for the use of seeds for planting, cultivation of psychoactive cannabis plants, and cultivation of non-psychoactive cannabis plants. In addition, the Colombian Agricultural Institute (“ICA”) is the entity regulating the registration, protection and use of cannabis seeds, and the National Institute for Medicines and Food Overseeing (“Invima”) is the entity overseeing the production of medicines for human consumption.

The Colombia Ministry of Justice established three resolutions, namely:

(i)

Resolution No. 577 of 2017 setting forth the rules for the supervision and monitoring of the licenses for the (a) sowing of cannabis seeds; (b) cultivation of psychoactive cannabis plants; and (c) cultivation of non-psychoactive cannabis plants. Resolution 577 also regulates the basis upon which a license may be amended, the security protocol in harvest areas, and the production and manufacturing quotas;

(ii)

Resolution No. 578 of 2017, setting the tariffs applicable to the different processes concerning the cannabis licenses, such as applications, modifications, extraordinary authorizations, and allocation of additional production and manufacturing quotas. These tariffs were updated by the Colombia Ministry of Justice by regulations dated January 2, 2019; and

(iii)

Resolution No. 579 of 2017, defining that small and medium licensed growers are those who grow or cultivate cannabis in an area of 0.5 hectares or less. In an effort to ensure the sustainability of small-scale growers, holders of cannabis derivative production licenses, except in the research modality, are required to process at least 10% of their assigned annual cannabis quota from a small or medium licensed grower.

In addition, the Colombia Ministry of Health issued Resolution No. 2891 of 2017 and Resolution No. 2892 of 2017. Resolution No. 2891 establishes the tariff manual for evaluation, monitoring and control applicable to licenses for the manufacture of cannabis derivatives for medicinal and scientific use. Resolution No. 2892 sets out technical regulations for the granting of the license to manufacture cannabis by-products, including additional obligations of the licensee, grounds for modification of the license, and rules related to the production and manufacturing quotas.

The first licenses were issued in Colombia in 2016 (under the prior applicable legal regime set forth in Decree 2467 of 2015). As of November 22, 2018, 170 licenses have been issued by the Colombia Ministry of Justice for the cultivation of psychoactive and non-psychoactive plants, as well as for the use of seeds. As of January 28, 2019, 84 licenses have been issued by the Colombia Ministry of Health for the manufacturing of cannabis derivatives. Colombia’s Congress has not indicated any intention of considering the legalization of adult-use cannabis at this time.

NatuEra Licenses

In the second half of 2018, a wholly-owned subsidiary of NatuEra was granted a license to cultivate non-psychoactive cannabis plants for production of seeds for planting and the manufacture of derivative products, and a license to manufacture cannabis derivative products for domestic use and export. NatuEra is awaiting the grant of a license to cultivate psychoactive cannabis.

Regulatory Framework in Germany for Imports

The current regulatory regime in Germany permits the import of cannabis plants and plant parts for medical purposes under state control subject to the requirements under the UN Single Convention. Current German legislation does not set up quantitative restrictions on imports, but requires importers to be licensed under the Federal Narcotics Act (Betäubungsmittelgesetz, “BtMG”). A person wishing to cultivate, produce or trade in narcotic drugs, or without engaging in their trade, to import, export, supply, sell, otherwise place on the market, or acquire narcotic drugs, requires a license issued by the BfArM. Permissions under such a license may be restricted in relation to:

(1)	the kind of narcotic drugs and of the trade in narcotic drugs;

(2)	the annual quantity and the stock of narcotic drugs;

(3)	the location of the sites; and

(4)	the production process and the starting, intermediate and finished products involved, even if they are not narcotic drugs.

In addition to a narcotics import license, an importer, in each case, is required to submit an application for import authorization to the BfArM. Applications for import permits must include the specifics of the contemplated shipment. Import permits are issued on a shipment-specific basis and usually have a three-month validity period (six months for seaborne import). The import permit, once granted, will specify, among other details, for each shipment:

(1)	the importer;

(2)	the exporter;

(3)	for every narcotic to be imported:

a.	the central pharmaceutical number (if available);

b.	the number of package units;

c.	the number of dosage units; and

d.	the name of the narcotic and concentration of active substances.

Medical cannabis imported under the UN Single Convention subject to a license under the BtMG is placed on the market for the final consumer by pharmacists as individual preparation upon individual prescription. Typical preparations are for inhalation upon evaporation or as teas. Medical doctors may issue prescriptions of dried cannabis flowers of up to 100,000 mg, or 1,000 mg of cannabis extracts – the latter on a THC content basis – per patient every 30 days.

Cannabis extracts stemming from production for medical purposes under the UN Single Convention may be lawfully manufactured in or imported to Germany, subject to a license under the BtMG. Prescriptions by medical doctors are limited to 1,000 mg on a THC content basis per patient every 30 days. Cannabis oils for patient use may be prepared in pharmacies from oils delivered as starting materials.

Regulatory Framework in Poland for Imports

The use and importation of cannabis for medical purposes in Poland is governed by international, European and Polish law, including:

(1)	the UN Single Convention;

(2)	Directive 2001/83/EC of the European Parliament and of the Council of November 6, 2001 on the Community Code relating to medical products for human use;

(3)	the Pharmaceutical Law (Prawo farmaceutyczne, “PrFarm”); and

(4)	the Act on prevention of drug abuse (Ustawa o przeciwdziałaniu narkomaniu, “NarkU”).

The UN Single Convention sets out general rules on trade and use of narcotic drugs for medical purposes. The import and manufacturing of cannabis plants other than fibrous and dried plant parts for medical purposes became legal in Poland on November 1, 2017, by the amendment to NarkU. The NarkU allowed the marketing of cannabis plants other than fibrous extracts of the plants, resin and medical tincture, while cultivation remains prohibited. Therefore, imports or delivery within the European Union is required to facilitate the availability of medical cannabis on the Polish market. This applies to both forms regulated by NarkU: active substance for manufacturing of pharmaceutical raw material and pharmaceutical raw material.

For each of these actions, manufacturing has been defined differently. Manufacturing of an active substance for manufacturing pharmaceutical raw material is defined as fragmentation of dried parts, physicochemical processing (including extraction) and collective packaging, while for raw pharmaceutical material, manufacturing means repackaging of the active substance to smaller packages that are delivered to pharmacies. The final product is prepared and sold by the pharmacies by prescription.

In order to market cannabis in the form of pharmaceutical raw material in Poland, the following administrative approvals are required, in accordance with PrFarm:

(1)

Marketing Authorization (MA) issued by the President of the Office for Registration of Medicinal Products, Medical Devices and Biocides (Urząd Rejestracji Produktów Leczniczych, Wyrobów Medycznych i Produktów Biobójczych) in a national procedure; and

(2)	an import or manufacturing license issued by the Main Pharmaceutical Inspector (Główny Inspektor Farmaceutyczny, “GIF”) which should be attached to the application for marketing authorization.

Both administrative approvals are issued in the course of the same process applicable to regular medicinal products. Applications for import authorization are required to include detailed information on the:

(1)	applying entity;

(2)	cannabis-based product including its form and presentation;

(3)	site; and

(4)	scope of import.

Import authorizations for an individual medicinal product are typically issued within 90 days of application for an indefinite period of time on condition that the entity applying for authorization fulfills the requirements of GMP and employs a qualified person for the duration of all importation activities. The granting of the import authorization results in the entry to the Register of Manufacturers and Importers of Medicinal Products kept by GIF.

The importation of active substances for manufacturing of pharmaceutical raw material is subject to other provisions of PrFarm and requires a previous registration on the National Register of Manufacturers, Importers and Distributors of Active Substances kept by GIF. The importer is also subject to GMP and multiple disclosure requirements.

Medicinal products, including active substances based on cannabis, are classified as “Rpw” – dispensed on individual physician’s prescription, containing narcotic agents. This classification applies to all medicinal products produced in either factories of pharmaceutical companies or the pharmacies from pharmaceutical raw material. This special category allows for stricter control of the trade of medicinal products containing all narcotic agents and psychotropic substances, including cannabis.

Under the applicable regulations, each patient may receive not more than three prescriptions for a period not exceeding 90 days of use in the aggregate. Any such prescription cannot contain any other medicinal products.

Exports to Germany and Poland by Peace Naturals

Peace Naturals exports dried cannabis flower to Germany and it is expected that Peace Naturals will export dried cannabis to Poland pursuant to export permits issued by Health Canada under the Cannabis Act for each shipment. Health Canada requires License Holders to submit, among other things, copies of valid import permits issued by a competent authority in the country of destination in each application for an export permit. Import permits for shipments are applied for and obtained by Pohl-Boskamp, our German strategic distribution partner, from the BfArM and by Delfarma, our Polish strategic distribution partner, from the GIF, and once such import permits are received, Peace Naturals applies for and obtains (or in the case of expected exports to Poland, expects to apply for and obtain) export permits from Health Canada prior to export to Germany or Poland, as applicable.

Regulatory Framework Applicable to the Ginkgo Strategic Partnership

Ginkgo has undertaken to perform all of its R&D work pursuant to the Ginkgo Collaboration Agreement in compliance with all applicable laws regarding controlled substances. In November 2018, Ginkgo received a DEA Researcher (I) Controlled Substance Registration Certificate and a Researcher Controlled Substance Registration Certification from the Massachusetts Department of Public Health that allow Ginkgo to lawfully conduct the specified research involving cannabinoids, including all “coincident activities” authorized by law. Until such licenses, permits and authorizations were obtained, no R&D work involving or resulting in the creation of controlled substances under the CSA was undertaken. The strategic partnership with Ginkgo is not intended to involve any cannabinoid production activities in the United States beyond what is lawful for a DEA-registered researcher or any cannabinoid production activities in any other jurisdiction in which cannabis is not legalized.

ALTRIA STRATEGIC INVESTMENT

Altria Investment

Pursuant to the Subscription Agreement dated December 7, 2018, on March 8, 2019 the Company issued to certain wholly-owned subsidiaries of Altria, 149,831,154 common shares of the Company and the Altria Warrant, which may be exercised in full or in part at any time on or prior to March 8, 2023, from time to time, and entitles the holder thereof, upon valid exercise in full, to acquire an aggregate of 73,990,693 common shares of the Company (subject to adjustment in accordance with the terms and conditions of the Altria Warrant Certificate) at an initial exercise price of $19.00 per common share. As of the closing date of the Altria Investment, Altria beneficially held an approximately 45% ownership interest in the Company (calculated on a non-diluted basis) and, if exercised in full on such date, the exercise of the Altria Warrant would result in Altria holding a total ownership interest in the Company of approximately 55% (calculated on a non-diluted basis).

Investor Rights Agreement

On March 8, 2019, in connection with the closing of the Altria Investment, the Company and Altria entered into the Investor Rights Agreement pursuant to which Altria received certain governance rights.

Board Representation

The Investor Rights Agreement provides that, for so long as Altria and its affiliates (the “Altria Group”) continue to beneficially own at least 40% of the issued and outstanding common shares of the Company and the size of the Board is seven directors, the Company agrees to nominate for election as directors to the Board four individuals designated by Altria (the “Altria Nominees”). In addition, for so long as Altria Group continues to beneficially own greater than 10% but less than 40% of the issued and outstanding common shares of the Company, Altria shall be entitled to nominate a number of Altria Nominees that represents its proportionate share of the number of directors comprising the Board (rounded up to the next whole number) based on the percentage of the issued and outstanding common shares of the Company beneficially owned by the Altria Group at the relevant time. At least one Altria Nominee shall be independent as long as Atria has the right to designate at least three Altria Nominees and Altria Group beneficially owns less than 50% of the issued and outstanding common shares of the Company.

The Investor Rights Agreement also provides that, subject to certain exceptions, for so long as Altria is entitled to designate one or more Altria Nominees, Altria may appoint to each committee established by the Board such number of Altria Nominees that represents Altria’s proportionate share of the number of directors comprising the applicable Board committee based on the percentage of issued and outstanding common shares of the Company beneficially owned by the Altria Group at the relevant time.

Approval Rights

The Investor Rights Agreement also grants Altria, until Altria Group beneficially owns less than 10% of the issued and outstanding common shares of the Company, approval rights over certain transactions that may be taken by the Company. The Company has agreed that it will not, without the prior written consent of Altria:

(i)	consolidate or merge into or with another person or enter into any similar business combination;

(ii)

acquire any shares or similar equity interests, instruments convertible into or exchangeable for shares or similar equity interests, assets, business or operations with an aggregate value of more than $100,000,000, in a single transaction or a series of related transactions;

(iii)

subject to certain exceptions, adopt any plan or proposal for a complete or partial liquidation, dissolution or winding up of the Company or any of its significant subsidiaries, or any reorganization or recapitalization of the Company or any of its significant subsidiaries, or commence any claim seeking relief under any applicable laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

(iv)

sell, transfer, caused to be transferred, exclusively license, lease, pledge or otherwise dispose of any of its or any of its significant subsidiaries’ assets, business or operations in the aggregate with a value of more than $60,000,000;

(v)	except as required by applicable law, make any changes to the Company’s policy with respect to the declaration and payment of any dividends on the Company’s common shares;

(vi)

subject to certain exceptions, enter into any contract or other agreement, arrangement, or understanding with respect to, or consummate, any transaction or series of related transactions between the Company or any of its subsidiaries, on the one hand, and any related parties, on the other hand, involving consideration or any other transfer of value required to be disclosed pursuant to Item 404 of Regulation S-K promulgated pursuant to the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

(vii)

enter into any contract or other agreement, arrangement or understanding with respect to, or consummate, any transaction or series of related transactions between the Company or any of its subsidiaries, on the one hand, and certain specified persons; or

(viii)

engage in the production, cultivation, advertisement, marketing, promotion, sale or distribution of cannabis or any Related Products and Services (as defined herein) in any jurisdiction, including the United States, where such activity is prohibited by applicable law as of the date of the Investor Rights Agreement (subject to certain limitations).

Exclusivity Covenant

Pursuant to the terms of the Investor Rights Agreement, until the earlier of:

(i)	the six-month anniversary of the date that the Altria Group beneficially owns less than 10% of the issued and outstanding common shares of the Company; and

(ii)	the six-month anniversary of the termination of the Investor Rights Agreement,

Altria has agreed to make the Company its exclusive partner for pursuing cannabis opportunities throughout the world (subject to certain limited exceptions).

In particular, Altria has agreed not to, directly or indirectly, and shall cause the other members of the Altria Group not to, directly or indirectly:

(i)

develop, produce, manufacture, cultivate, advertise, market, promote, sell or distribute any cannabis or products derived from or intended to be used in connection with cannabis or services intended to relate to cannabis (such products and services, collectively, “Related Products and Services”) anywhere in the world, other than (A) pursuant to any Commercial Arrangement, or (B) pursuant to a contract approved by an independent committee of the Board (or, at any time when Altria Nominees do not represent a majority of the Board, if fully disclosed to and approved by a majority of the independent members of the Board), entered into by and among or by and between, the Company and/or one or more of its subsidiaries, on the one hand, and any one or more members of the Altria Group, on the other hand (such other contract, an “Approved Company Agreement”);

(ii)

acquire or make any investment in or otherwise beneficially own any interests in, or lend any money or provide any guarantee to, any person that develops, produces, manufactures, cultivates, advertises, markets, promotes, sells and/or distributes cannabis or any Related Products and Services, other than (A) pursuant to any Commercial Arrangement, on the terms and subject to the conditions of the Investor Rights Agreement, Subscription Agreement and the Altria Warrant Certificate, or (B) to the Company and/or any of its subsidiaries, so long as any such acquisition or investment is pursuant to an Approved Company Agreement;

(iii)

use or allow the use of any of their respective trade names, trademarks, trade-secrets or other intellectual property rights in connection with any person that develops, produces, manufactures, cultivates, advertises, markets, promotes, sells and/or distributes cannabis or any Related Products and Services, other than (A) pursuant to any Commercial Arrangement, or on the terms and subject to the conditions of the Investor Rights Agreement, Subscription Agreement, the Altria Warrant Certificate and the Commercial Arrangement, or (B) to the Company and/or any of its subsidiaries, so long as any such use of trade names, trademarks, trade-secrets or other intellectual property rights with the Company and/or any of its subsidiaries is pursuant to an Approved Company Agreement; or

(iv)	contract with or arrange for any third party (other than the Company or any of its subsidiaries) to do any of the foregoing.

Pre-Emptive Rights and Top-Up Rights

Pursuant to the terms of the Investor Rights Agreement, Altria, provided the Altria Group continues to beneficially own at least 20% of the issued and outstanding common shares of the Company, will have a right to purchase, directly or indirectly by another member of Altria Group, upon the occurrence of certain issuances of common shares by the Company (including issuances of common shares to Ginkgo under the Ginkgo Collaboration Agreement (each, a “Ginkgo Issuance”)) (each, a “Triggering Event”) and subject to obtaining the necessary approvals, up to such number of common shares issuable in connection with the Triggering Event which will, when added to the common shares beneficially owned by the Altria Group immediately prior to the Triggering Event, result in the Altria Group beneficially owning the same percentage of issued and outstanding common shares of the Company that the Altria Group beneficially owned immediately prior to the Triggering Event (in each case, calculated on a non-diluted basis). The price per common share to be paid by Altria pursuant to the exercise of its pre-emptive rights will be, subject to certain limited exceptions, the same price per common share at which the common shares are sold in the relevant Triggering Event; provided that the price per common share to be paid by Altria pursuant to the exercise of its pre-emptive rights in connection with a Ginkgo Issuance will be $16.25 per common share.

In addition, the Investor Rights Agreement provides Altria with top-up rights, exercisable on a quarterly basis, whereby, subject to obtaining the necessary approvals and for so long as Altria Group beneficially owns at least 20% of the issued and outstanding common shares of the Company, Altria shall have the right to subscribe for such number of common shares in connection with any Top-Up Securities (as defined below) that the Company may, from time to time, issue after the date of the Investor Rights Agreement, as will, when added to the common shares beneficially owned by the Altria Group prior to such issuance, result in the Altria Group beneficially owning the same percentage of issued and outstanding common shares of the Company that the Altria Group beneficially owned immediately prior to such issuance. “Top-Up Securities” means any common shares of the Company issued:

(i)

on the exercise, conversion or exchange of convertible securities of the Company issued prior to the date of the Investor Rights Agreement or on the exercise, conversion or exchange of convertible securities of the Company issued after the date of the Investor Rights Agreement in compliance with the terms of the Investor Rights Agreement, in each case, excluding any convertible securities of the Company owned by any member of the Altria Group;

(ii)	pursuant to any share incentive plan of the Company;

(iii)

on the exercise of any right granted by the Company pro rata to all shareholders to purchase additional common shares and/or other securities of the Company (other than a right issued in a rights offering in which Altria had the right to participate);

(iv)	in connection with bona fide bank debt, equipment financing or non-equity interim financing transactions with lenders to the Company, in each case, with an equity component; or

(v)

in connection with bona fide acquisitions (including acquisitions of assets or rights under a license or otherwise), mergers or similar business combination transactions or joint ventures undertaken and completed by the Company, in each case, other than (A) common shares issued pursuant to Altria’s pre-emptive right and (B) common shares issued pursuant to the Ginkgo Collaboration Agreement.

The price per common share to be paid by Altria pursuant to the exercise of its top-up rights will be, subject to certain limited exceptions, the 10-day volume-weighted average price of the common shares of the Company on the TSX at the time of exercise; provided that the price per common share to be paid by Altria pursuant to the exercise of its top-up rights in connection with the issuance of common shares pursuant to the exercise of options or warrants that were outstanding on the date of closing of the Altria Investment will be $16.25 per common share.

Covenant of Altria

For a period commencing on the date of the Investor Rights Agreement and ending on the earlier of (i) the date on which the Altria Warrant has been exercised in full by Altria, and (ii) the expiry or termination of the Altria Warrant, the Investor Rights Agreement provides that, without the prior approval of an independent committee of the Board, no member of the Altria Group shall, directly or indirectly, acquire common shares of the Company (other than upon settlement of any common shares issued, sold and delivered pursuant to the proper exercise of rights contemplated by the Altria Warrant Certificate or the exercise of pre-emptive rights or top-up rights): (A) on the TSX, the NASDAQ or any other stock exchange, marketplace or trading market on which the common shares are then listed; (B) through private agreement transactions with existing holders of common shares; or (C) in any other manner or take any action which would require any public announcement with respect to any of the foregoing; provided that nothing shall prohibit any member of the Altria Group from making a take-over bid or commencing a tender offer, in each case, to acquire not less than all of the issued and outstanding common shares (other than any such common shares beneficially owned by any member of the Altria Group and its affiliates) in accordance with applicable law.

Registration Rights

The Investor Rights Agreement provides Altria with the right, subject to certain limitations and to the extent permitted by applicable law, to require the Company to use reasonable commercial efforts to file a prospectus under applicable securities laws and/or a registration statement, qualifying common shares of the Company held by Altria for distribution in Canada and/or the United States. In addition, the Investor Rights Agreement provides Altria with the right to require the Company to include common shares of the Company held by Altria in any proposed distribution of common shares in Canada and/or the United States by the Company for its own account.

Commercial Arrangements

In connection with the Altria Investment, the Company and Altria have entered into the Commercial Arrangements, pursuant to which Altria provides the Company with strategic advisory and consulting services on matters which may include research and development, marketing, advertising and brand management, government relations and regulatory affairs, finance, tax planning, logistics and other corporate administrative matters. The services under the Commercial Arrangements are provided on customary terms and for a services fee payable by the Company that is equal to Altria’s reasonably allocated costs plus 5%.

RISK FACTORS

An investment in the Company involves a number of risks. In addition to the other information contained in this AIF, investors should give careful consideration to the following risk factors. Any of the matters highlighted in these risk factors could adversely affect our business and financial condition, causing an investor to lose all, or part of, its, his or her investment. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of our securities could be materially and adversely affected. In addition, a discussion of the risks affecting the Company and our business appears under the heading “Risks and Uncertainties” in management’s discussion and analysis for the fiscal year ended December 31, 2018.

Risks Related to the Industry and the Company’s Business

We are reliant on our licenses, authorizations, approvals and permits for our ability to grow, store and sell cannabis and other products derived therefrom and such licenses are subject to ongoing compliance, reporting and renewal requirements.

Our ability to grow, process, store and sell cannabis in Canada is dependent on our licenses from Health Canada, and in particular the Peace Naturals Licenses and the OGBC Production Licenses. Failure to comply with the requirements of the licenses or failure to maintain the licenses would have a material adverse impact on our business, financial condition and results of operations. Although Peace Naturals and OGBC believe they will meet the requirements of the Cannabis Act for extension of their respective licenses, there can be no guarantee that Health Canada will extend or renew the licenses or, if they are extended or renewed, that they will be extended or renewed on the same or similar terms or that Health Canada will not revoke the licenses. Should we fail to comply with requirements of the licenses or should Health Canada not extend or renew the licenses, or should we renew the licenses on different terms or not allow for anticipated capacity increases, or should we revoke the licenses, our business, financial condition and results of the operations will be materially adversely affected.

Our ability to cultivate medical cannabis, manufacture and process cannabis-related products, conduct research related to cannabis in Australia, import and sell cannabis in Australia and export cannabis from Australia, is dependent on our licenses from the ODC, and in particular the Cronos Australia Licenses. Failure to comply with the requirements of the licenses or failure to maintain the licenses would have a material adverse impact on our business, financial condition and results of operations. Although Cronos Australia believes it will meet the requirements for extension of their licenses, there can be no guarantee that the ODC will extend or renew the licenses or, if they are extended or renewed, that they will be extended or renewed on the same or similar terms or that the ODC will not revoke the licenses. Should we fail to comply with requirements of the licenses or should the ODC not extend or renew the licenses, or should we renew the licenses on different terms or not allow for anticipated capacity increases, or should we revoke the licenses, our business, financial condition and results of the operations will be materially adversely affected.

Failure to comply with the requirements of the licenses or failure to maintain the licenses would have a material adverse impact on our business, financial condition and results of operations. Our ability to propagate, cultivate, process and distribute cannabis in Israel is dependent on being granted additional licenses from the Yakar authorizing such activities once Cronos Israel’s facilities pass inspections; however, there is no assurance that we will be able to obtain such licenses on commercially reasonable terms, if at all. Our ability to export products from Cronos Israel is also dependent on obtaining the relevant export permits.

Our ability to construct our Cronos GrowCo cannabis facility in Kingsville, Ontario is dependent on Cronos GrowCo being granted the relevant customary building and construction permits from the relevant municipalities and townships. In addition, our ability to grow, transport and process cannabis at the facility depends on being granted the appropriate licenses from Health Canada. However, there is no assurance that Cronos GrowCo will be able to obtain such permits or licenses on commercially reasonable terms, if at all.

Our ability to construct the NatuEra cannabis facility in Colombia is dependent on NatuEra being granted the relevant customary building and construction permits from local authorities. In addition, our ability to propagate, cultivate, process and distribute cannabis in Colombia is dependent on being granted the appropriate licenses from the Ministry of Health and Social Security. However, there is no assurance that NatuEra will be able to obtain such permits or licenses on commercially reasonable terms, if at all. Our ability to export products from NatuEra is dependent on our ability to obtain the relevant export permits.

In the United States, despite cannabis possession and use having been legalized at the state level for medical use in many states and for adult-use in a number of states, most forms of cannabis (other than Hemp) continue to be categorized as a Schedule I controlled substance under the CSA and subject to the Controlled Substances Import and Export Act (“CSIEA”). Ginkgo’s ability to conduct certain R&D activities under the Ginkgo Collaboration Agreement is conditional on Ginkgo continuing to maintain all necessary licenses, permits and approvals required for Ginkgo to perform such R&D activities. In November 2018, Ginkgo received a DEA Researcher (I) Controlled Substance Registration Certificate and a Researcher Controlled Substance Registration Certificate from the Massachusetts Department of Public Health that allow Ginkgo to lawfully conduct the specified research involving cannabinoids, including all “coincident activities” authorized by law. However, there are no assurances that Ginkgo will be able to maintain such licenses, permits and approvals and, to the extent such licenses, permits and approvals are not maintained, we may not realize the expected benefits of the Ginkgo Strategic Partnership. Violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in civil, criminal and/or administrative enforcement actions, which could result in fines, penalties, and other sanctions, including but not limited to, cessation of business activities. While the Company has received confirmation from Health Canada that the method of production for the target cannabinoids under the Ginkgo Strategic Partnership is permitted under the Cannabis Act, the Cannabis Act is new legislation and may be subject to changes in interpretation over time. In addition, while the Company intends to produce and distribute the target cannabinoids developed under the Ginkgo Strategic Partnership in all jurisdictions where such distribution is legally permissible, there can be no guarantee that the Company will obtain the relevant licenses, permits and approvals to produce and distribute such products or derivative products in any jurisdiction. See “Description of the Business – Regulatory Framework Applicable to the Ginkgo Strategic Partnership”.

Additional government licenses are currently, and in the future, may be, required in connection with our operations, in addition to other unknown permits and approvals which may be required, including with respect to our Canadian and foreign operations. To the extent such permits and approvals are required and not obtained, we may be prevented from operating and/or expanding our business, which could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated sector and may not always succeed in complying fully with applicable regulatory requirements in all jurisdictions where we carry on business.

Our business and activities are heavily regulated in all jurisdictions where we carry on business. Our operations are subject to various laws, regulations and guidelines by governmental authorities (including, in Canada, Health Canada) relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of cannabis and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over our activities, including the power to limit or restrict business activities as well as impose additional disclosure requirements on our products and services.

Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all necessary regulatory approvals for the production, storage, transportation, sale, import and export, as applicable, of our products. The commercial cannabis industry is still a new industry and, in Canada, in particular the Cannabis Act, is a new regime that has no close precedent in Canadian law. The effect of relevant governmental authorities’ administration, application and enforcement of their respective regulatory regimes and delays in obtaining, or failure to obtain, applicable regulatory approvals which may be required may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, financial condition and results of operations.

While we endeavor to comply with all relevant laws, regulations and guidelines and, to our knowledge, we are in compliance or are in the process of being assessed for compliance with all such laws, regulations and guidelines, any failure to comply with the regulatory requirements applicable to our operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; the imposition of additional or more stringent inspection, testing and reporting requirements; and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licenses and other permits, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing costs relating to regulatory compliance.

License Holders, including us, are constrained by law in our ability to market our products.

The development of our business and results of operations may be hindered by applicable regulatory restrictions on sales and marketing activities. For example, the regulatory environment in Canada limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and results of operations could be adversely affected. See “Description of the Business - Regulatory Framework in Canada – Recent Regulatory Developments – Federal Developments – Packaging and Labelling”.

The laws, regulations and guidelines generally applicable to the cannabis industry are changing and may change in ways currently unforeseen by us.

Our operations are subject to the Cannabis Act and various other laws, regulations and guidelines relating to the marketing, acquisition, manufacture, packaging/labelling, management, transportation, storage, sale and disposal of cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. To our knowledge, other than routine corrections that may be required by Health Canada from time to time, we are currently in material compliance with all existing applicable laws, regulations and guidelines. If any changes to such laws, regulations and guidelines occur (and in Canada the laws and regulations are currently changing at a rapid pace), which are matters beyond our control, we may incur significant costs in complying with such changes or we may be unable to comply therewith, which in turn may result in a material adverse effect on our business, financial condition and results of operations.

While the production of cannabis in Canada is under the regulatory oversight of the Government of Canada, the distribution of adult-use cannabis in Canada is the responsibility of the provincial and territorial governments. The distribution and sale of adult-use cannabis in Ontario is primarily governed by the Cannabis Control Act, 2017, the Cannabis Licence Act, 2018 and the related regulations. The Ontario Cannabis Retail Corporation is the wholesale distributor of cannabis and conducts all online sales in the province. Private retail is expected to be permitted by April 2019 and will be regulated by the AGCO. Only twenty-five private stores will be licensed by the AGCO for an initial period, with more expected to follow. The Ontario Cannabis Retail Corporation provides online sales of adult-use cannabis in the interim. The impact of this new legislative regime, and of the legislation regulating adult-use cannabis passed in other provinces and territories, on the cannabis industry and our business plans and operations is uncertain. There is no guarantee that the applicable legislation regulating the distribution and sale of cannabis for adult-use purposes will create or allow for the growth opportunities we currently anticipate.

Changes in the regulations governing cannabis outside of Canada may adversely impact our business.

Our growth strategy with respect to international operations continues to evolve as regulations governing the cannabis industry in the foreign jurisdictions in which we operate become more fully developed. Interpretation of these laws, rules and regulations and their application to our operations is ongoing. Although, to our knowledge, we are currently in material compliance with all applicable laws, regulations and guidelines in such international jurisdictions, no assurance can be given that new laws, regulations and guidelines will not be enacted or that existing laws, regulations and guidelines will not be interpreted or applied in a manner which could limit or curtail our operations in such countries. Amendments to current laws, regulations and guidelines governing the production, sale and use of cannabis and cannabis-based products, more stringent implementation or enforcement thereof or other unanticipated events, including changes in political regimes or political instability, currency controls, fluctuations in currency exchange rates and rates of inflation, labour unrest, changes in taxation laws, regulations and policies, restrictions on foreign exchange and repatriation, changing political conditions and governmental regulations relating to foreign investment and the cannabis business more generally, and changes in attitudes toward cannabis, are beyond our control and could require extensive changes to our international operations, which in turn may result in a material adverse effect on our business, financial condition and results of operations. Specifically, our operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on advertising, production, price controls, export controls, controls on currency remittance, increased income taxes, restrictions on foreign investment, land and water use restrictions and government policies rewarding contracts to local competitors or requiring domestic producers or vendors to purchase supplies from a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices could result in additional taxes, costs, civil or criminal fines or penalties or other expenses being levied on our international operations, as well as other potential adverse consequences such as the loss of necessary permits or governmental approvals.

Furthermore, additional countries continue to pass laws that allow for the production and distribution of cannabis in some form or another. We have some international strategic alliances in place, which may be affected if more countries legalize cannabis. Increased international competition and limitations placed on us by Canadian regulations might lower the demand for our products on a global scale. We also face competition in each international jurisdiction that we have international strategic alliances with from foreign companies that have more experience, more in-depth knowledge of local markets or applicable laws, regulations and guidelines or longer operating histories in such jurisdictions.

There can be no assurance that the legislation governing adult-use cannabis in Canada will allow for growth.

There is no guarantee that the existing federal, provincial and territorial legislation regulating the cultivation, distribution and sale of adult-use cannabis in Canada will not be amended or repealed and new legislation may come into force that may not provide for or may restrict the growth opportunities that are currently anticipated. While the impact of any new legislative framework for the regulation of adult-use cannabis in Canada is uncertain, any of the foregoing could result in a material adverse effect on our business, financial condition and results of operations.

The effect of the legalization of adult-use cannabis in Canada on the medical cannabis industry is still uncertain, and it may have a significant negative effect upon our medical cannabis business if our existing or future medical use customers decide to purchase products available in the adult-use market instead of purchasing medical use products from us.

The Cannabis Act allows individuals over the age of 18 to legally purchase, process and cultivate limited amounts of cannabis for adult-use in Canada, subject to provincial and territorial age restrictions. As a result, individuals who rely upon the medical cannabis market to supply their medical cannabis and cannabis-based products may cease this reliance, and instead turn to the adult-use cannabis market to supply their cannabis and cannabis-based products. Factors that will influence this decision include the price of medical cannabis products in relation to similar adult-use cannabis products, the amount of active ingredients in medical cannabis products in relation to similar adult-use cannabis products, the types of cannabis products available to adult users and limitations on access to adult-use cannabis products imposed by the regulations under the Cannabis Act and the legislation governing distribution of cannabis that has been enacted by the individual provinces and territories of Canada.

The impact of the legalization of adult-use cannabis in Canada on the medical cannabis industry is still being determined. A decrease in the overall size of the medical cannabis market as a result of the adoption of the Cannabis Act and the legal adult-use market in Canada may reduce our medical sales and revenue prospects in Canada.

We may be unsuccessful in competing in the legal adult-use cannabis market in Canada.

We face competition from existing License Holders licensed under the Cannabis Act. Certain of these competitors may have significantly greater financial, production, marketing, R&D and technical and human resources than we do. As a result, our competitors may be more successful than us in gaining market penetration and market share in the adult-use cannabis industry in Canada. Our commercial opportunity in the adult-use market could be reduced or eliminated if our competitors produce and commercialize products for the adult-use market that, among other things, are safer, more effective, more convenient or less expensive than the products that we may produce, have greater sales, marketing and distribution support than our products, enjoy enhanced timing of market introduction and perceived effectiveness advantages over our products and receive more favorable publicity than our products. If our adult-use products do not achieve an adequate level of acceptance by the adult-use market, we may not generate sufficient revenue from these products, and our proposed adult-use business may not become profitable.

The Cannabis Act proposes to allow individuals to cultivate, propagate, harvest and distribute up to four cannabis plants per household, despite certain provincial restrictions, provided that each plant meets certain requirements. If we are unable to effectively compete with other suppliers to the adult-use cannabis market, or a significant number of individuals take advantage of the ability to cultivate and use their own cannabis, our success in the adult-use business may be limited and may not fulfill the expectations of management.

The Cannabis Act also imposes further packaging, labelling and advertising restrictions on License Holders in the adult-use market. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, then our sales and operating results could be adversely affected. Further, if we fail to comply with the packaging, labelling and advertising restrictions, we will be subject to monetary penalties, required to suspend sale of noncompliant products and/or be disqualified as a vendor by government-run provincial distributors.

Future clinical research studies on the effects of medical cannabis may lead to conclusions that dispute or conflict with our understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC). The statements made in this AIF concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, the statements made in this AIF are subject to the experimental parameters, qualifications and limitations in such studies that have been completed.

Although we believe that the articles, reports and studies support our beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis as set out in this AIF, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, undue reliance should not be placed on such articles and reports.

Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could have a material adverse effect on the demand for our products with the potential to lead to a material adverse effect on our business, financial condition and results of operations.

Our expansion into jurisdictions outside of Canada is subject to risks.

There can be no assurance that any market for our products will develop in any jurisdiction outside of Canada. We may face new or unexpected risks or significantly increase our exposure to one or more existing risk factors, including economic instability, political instability, changes in laws and regulations and the effects of competition. These factors may limit our capability to successfully expand our operations into such jurisdictions and may have a material adverse effect on our business, financial condition and results of operations.

Investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign countries, including varying degrees of political, legal and economic risk.

Our investments and joint ventures outside of Canada are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including political risks; civil disturbance risks; changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local courts; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Threats or instability in a country caused by political events including elections, change in government, changes in personnel or legislative bodies, foreign relations or military control present serious political and social risk and instability causing interruptions to the flow of business negotiations and influencing relationships with government officials. Changes in policy or law may have a material adverse effect on our business, financial condition and results of operations. The risks include increased “unpaid” state participation, higher energy costs, higher taxation levels and potential expropriation.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate us, compliance with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada) by virtue of our operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and our possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of our code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies to hold Canadian dollars, U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations; increased regulatory requirements and restrictions; limitations on the repatriation of earnings or on our ability to assist in minimizing our expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt our joint ventures, strategic alliances or investments, restrict the movement of funds, cause us to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect our financial position and/or results of operations. In addition, the enforcement by us of our legal rights in foreign countries, including rights to exploit our properties or utilize our permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

We may invest in companies, or engage in joint ventures, in countries with developing economies. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we operate could have a material and adverse effect on our business, financial condition and results of operations.

If we choose to engage in other R&D activities outside of Canada, controlled substance and other legislation and treaties may restrict or limit our ability to research, manufacture and develop a commercial market for our products.

Approximately 250 substances, including cannabis, are listed in the Schedules annexed to the UN Single Convention, the Convention on Psychotropic Substances (Vienna, 1971) and the Convention against Illicit Traffic in Narcotic Drugs and Psychotropic Substances (introducing control on precursors) (Vienna, 1988). The purpose of these listings is to control and limit the use of these drugs according to a classification of their therapeutic value, risk of abuse and health dangers, and to minimize the diversion of precursor chemicals to illegal drug manufacturers. The 1961 UN Single Convention on Narcotic Drugs, as amended in 1972 classifies cannabis as Schedule I (“substances with addictive properties, presenting a serious risk of abuse”) and as Schedule IV (“the most dangerous substances, already listed in Schedule I, which are particularly harmful and of extremely limited medical or therapeutic value”) narcotic drug. The 1971 UN Convention on Psychotropic Substances classifies THC – the principal psychoactive cannabinoid of cannabis – as a Schedule I psychotropic substance (substances presenting a high risk of abuse, posing a particularly, serious threat to public health which are of very little or no therapeutic value). Many countries are parties to these conventions, which govern international trade and domestic control of these substances, including cannabis. They may interpret and implement their obligations in a way that creates a legal obstacle to us obtaining manufacturing and/or marketing approval for our products in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our products to be manufactured and/or marketed, or achieving such amendments to the laws and regulations may take a prolonged period of time. For a description of the regulatory framework applicable to the Ginkgo Strategic Partnership, see “Description of the Business – Regulatory Framework Applicable to Ginkgo Strategic Partnership”.

Our use of joint ventures may expose us to risks associated with jointly owned investments.

We currently operate parts of our business through joint ventures with other companies, and we may enter into additional joint ventures and strategic alliances in the future. Joint venture investments may involve risks not otherwise present for investments made solely by us, including: (i) we may not control the joint ventures; (ii) our joint venture partners may not agree to distributions that we believe are appropriate; (iii) where we do not have substantial decision-making authority, we may experience impasses or disputes with our joint venture partners on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (iv) our joint venture partners may become insolvent or bankrupt, fail to fund their share of required capital contributions or fail to fulfil their obligations as a joint venture partner; (v) the arrangements governing our joint ventures may contain certain conditions or milestone events that may never be satisfied or achieved; (vi) our joint venture partners may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests; (vii) we may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments; and (viii) it may be difficult for us to exit a joint venture if an impasse arises or if we desire to sell our interest for any reason. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations. In addition, we may, in certain circumstances, be liable for the actions of our joint venture partners.

There can be no assurance that our current and future strategic alliances or expansions of scope of existing relationships will have a beneficial impact on our business, financial condition and results of operations.

We currently have, and may in the future enter into, additional strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In the case of the Ginkgo Strategic Partnership, the Company will have, pursuant to the Ginkgo Collaboration Agreement, the exclusive right to use and commercialize the key patented intellectual property related to the production of the target cannabinoids globally. However, there can be no assurance that Ginkgo will be able to develop microorganisms that we will be able to commercialize or to obtain patents relating to production of the target cannabinoids, or that third parties will not develop similar microorganisms or obtain patents that may restrict our ability to commercialize the microorganisms developed by Ginkgo, and, as a result, there can be no assurance that we will be able to realize the expected benefits of the Ginkgo Strategic Partnership. Even if we are able to commercialize, there may not be demand for such products or the cultured cannabinoids developed therefrom.

Pursuant to the Ginkgo Collaboration Agreement, upon Ginkgo’s demonstration that the microorganisms are capable of producing the target cannabinoids above a minimum productivity level, the Company will issue to Ginkgo up to approximately 14.7 million common shares in the aggregate. Tranches of these common shares will be issued as each of the Equity Milestone Events is reached. The issuance of such common shares, if any, would dilute holders of common shares.

In addition, pursuant to the Ginkgo Collaboration Agreement, if the Company undergoes a change of control that is approved by the Board, Ginkgo may elect to receive cash payments, totalling up to US$100 million, in lieu of the common shares that would otherwise become issuable in connection with any Equity Milestone Events achieved following such election (the “Milestone Cash Election”). If the Company undergoes a change in control that has not been approved by the Board, then Ginkgo will have the ability to terminate the Ginkgo Collaboration Agreement immediately, in which case, among other things: (i) all rights or licenses granted to the Company by Ginkgo under the Ginkgo Collaboration Agreement will terminate; (ii) certain expenses and costs incurred by Ginkgo will be accelerated and become due and payable by the Company; (iii) the then-outstanding and unpaid portion of all cash payments from the Company to Ginkgo for the achievement of R&D milestones by Ginkgo shall be due immediately as if all R&D milestones had been achieved; and (iv) a lump sum cash payment equal to the aggregate of all Milestone Cash Election amounts in respect of which the relevant Equity Milestone Events have not yet been achieved will be immediately due and payable by the Company. We may not have enough cash to pay any cash obligations with respect to any change of control contemplated by the Ginkgo Collaboration Agreement. In such event, we would need to finance such payment through additional debt or equity financing, which might not be available on acceptable terms, or at all. In addition, should Ginkgo terminate the Ginkgo Collaboration Agreement upon a change of control, we will no longer be able to use or commercialize the key patented intellectual property related to the production of the target cannabinoids, which could have a material adverse effect on our business, financial condition and results of operations. See “Description of Business – Recent Company Developments – Strategic Partnership with Ginkgo”.

In the case of the Technion Research Agreement, the Company will have access to the results of preclinical studies conducted by Technion over a three-year period, focusing on acne, psoriasis and skin repair. However, there can be no assurance that the preclinical studies will provide any actionable findings, as a result, there can be no assurance that we will be able to realize the expected benefits of the Technion Research Agreement. Even if the results are actionable, and we are able to develop commercial products based on such research, there may not be demand for such products. See “Description of Business – Recent Company Developments – Technion Research Agreement”.

We and certain of our subsidiaries have limited operating history and therefore we are subject to many of the risks common to early-stage enterprises.

We began carrying on business in 2013; Peace Naturals began operations in 2012 and generated its first revenues in 2013; OGBC began operations in 2014 and generated its first revenue in 2017 (inter-company bulk transfer). In addition, our joint ventures are not yet operational and may not become operational for some time, if at all. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that we will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations. See “Description of the Business – Business of the Company – Joint Ventures and International Activities.”

Our existing production facilities in Canada are integral to our operations and any adverse changes or developments affecting our facilities may impact our business, financial condition and results of operations.

Our activities and resources are focused on the Peace Naturals facility near Stayner, Ontario, which includes three fully operational cultivation buildings, and the OGBC facility in Armstrong, British Columbia, which includes one operational cultivation building. The Peace Naturals Licenses and the OGBC Production Licenses are specific to those facilities. Adverse changes or developments affecting either facility, including but not limited to a breach of security or a force majeure event, could have a material and adverse effect on our business, financial condition and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada, could also have an impact on our ability to continue operating under our licenses or the prospect of renewing our licenses or could result in a revocation of our licenses.

We own both of our facilities and bear the responsibility for all of the costs of maintenance and upkeep. Our operations and financial performance may be adversely affected if either Peace Naturals or OGBC are unable to keep up with maintenance requirements.

We may not successfully execute our production capacity expansion strategy.

We may not be successful in executing our strategy to expand production capacity at our facilities and joint ventures. Building 4 may not become fully operational in a timely fashion, or at all. We may also not be successful in expanding production at Cronos Israel’s facilities or completing construction of Cronos Australia’s initial production campus. In addition, commencement of construction of the proposed production facilities of NatuEra and Cronos Australia will be subject to obtaining the relevant building permits and other customary approvals, and the commencement of operations of Cronos GrowCo will be subject to obtaining the appropriate licenses from Health Canada. Construction delays or cost over-runs in respect of such build-outs, howsoever caused, could have a material adverse effect on our business, financial condition and results of operations.

In addition, no assurance can be given that Health Canada will approve any amendment to the Peace Naturals Licenses to increase production volumes or permit sales of cannabis-based medical products under such license. We may also not be successful in obtaining the necessary approvals required to export or import our products to or from the jurisdictions in which we operate. If we are unable to secure necessary production licenses in respect of our facilities and joint ventures, the expectations of management with respect to the increased future cultivation and growing capacity may not be borne out, which could have a material adverse effect on our business, financial condition and results of operations.

The cannabis industry and markets are relatively new in Canada and in other jurisdictions, and this industry and market may not continue to exist or grow as anticipated or we may ultimately be unable to succeed in this industry and market.

We are operating our business in a relatively new industry and market. In addition to being subject to general business risks, a business involving an agricultural product and a regulated consumer product, we need to continue to build brand awareness in this industry and market through significant investments in our strategy, our production capacity, quality assurance and compliance with regulations. These activities may not promote our brand and products as effectively as intended, or at all. Competitive conditions, consumer tastes, patient requirements and spending patterns in this new industry and market are relatively unknown and may have unique circumstances that differ from existing industries and markets.

Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that affects the cannabis industry and market could have a material adverse effect on our business, financial condition and results of operations.

The Canadian excise duty framework may affect profitability.

Canada’s excise duty framework imposes an excise duty and various regulatory-like restrictions on certain cannabis products sold in Canada. We currently hold all licenses issued by the Canada Revenue Agency (“CRA”) required to comply with this excise framework. Although we believe we will meet the requirements of the Excise Act, 2001 and the regulations thereunder for maintenance and extension of our licenses, there can be no guarantee that CRA will extend or renew the licenses or that CRA will not revoke the licenses. Should CRA not extend or renew the licenses, or should we have the licenses revoked, our business, financial condition and results of operations will be materially adversely affected. Additionally, any change in the rates or application of excise duty to cannabis products sold by us, and any restrictive interpretations by the CRA or the courts of the regulatory-like restrictions contained in the Excise Act, 2001 (which may be different than those contained in the Cannabis Act) may affect our profitability and ability to compete in the market.

We are dependent on our senior management.

Our success is dependent upon the ability, expertise, judgment, discretion and good faith of our senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of our senior management team. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. The loss of the services of a member of senior management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on our ability to execute on our business plan and strategy, and we may be unable to find adequate replacements on a timely basis, or at all. We do not maintain key-person insurance on the lives of any of our officers or employees.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by Peace Naturals and OGBC caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our business, financial condition and results of operations.

There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Our products may be subject to recalls.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If one or more of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one or more of our products were subject to recall, the public perception of that product and us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by us and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by License Holders generally, which could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to attract or retain skilled labor and personnel with experience in the cannabis sector, and may be unable to attract, develop and retain additional employees required for our operations and future developments.

We may be unable to attract or retain employees with sufficient experience in the cannabis industry, and may prove unable to attract, develop and retain additional employees required for our development and future success.

Our success is currently largely dependent on the performance of our skilled employees. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them.

Further, certain shareholders, directors, officers and employees may require security clearance from Health Canada. Under the Cannabis Act, a security clearance cannot be valid for more than five years and must be renewed before the expiry of a current security clearance. There is no assurance that any of our existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by an employee to maintain or renew his or her security clearance would result in a material adverse effect on our business, financial condition and results of operations. In addition, if an employee with security clearance leaves and we are unable to find a suitable replacement that has a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on our business, financial condition and results of operations.

We, or the cannabis industry more generally, may receive unfavorable publicity or become subject to negative consumer perception.

We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, market rumours or speculation and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our business, financial condition and results of operations. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on our business, financial condition and results of operations, the demand for products, and our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views on our operations and activities, whether true or not, and the cannabis industry in general, whether true or not. Social media permits user generated content to be distributed to a broad audience which can respond or react, in near real time, with comments that are often not filtered or checked for accuracy. Accordingly, the speed with which negative publicity (whether true or not) can be disseminated has increased dramatically with the expansion of social media. The dissemination of negative or inaccurate posts, comments or other user-generated content about us on social media (including those published by third-parties) could damage our brand, image and reputation or how the cannabis industry is perceived generally, which could have a detrimental impact on the market for our products and thus on our business, financial condition and results of operations.

In addition, certain well-funded and significant businesses may have strong economic opposition to the cannabis industry. Lobbying by such groups, and any resulting inroads they might make in halting or rolling back the cannabis movement, could affect how the cannabis industry is perceived by others and could have a detrimental impact on the market for our products and thus on our business, financial condition and results of operations.

Although we believe that we operate in a manner that is respectful to all stakeholders and that we take care in protecting our image and reputation, we do not ultimately have direct control over how we or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our business strategy and realize on our growth prospects, thereby having a material adverse impact on our business, financial condition and results of operations.

We may not be able to successfully develop new products or find a market for their sale.

The legal cannabis industry in Canada is in its early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to spend significant amounts of capital in order to successfully develop and generate revenues from new products we introduce. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authority, which may take significant amounts of time. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, and, in the event we are successful, it is possible that there may be little or no demand for the products we develop, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and results of operations.

The technologies, process and formulations we use may face competition or become obsolete.

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize our business. The introduction of new products embodying new technologies, including new manufacturing processes or formulations, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is complex and requires significant continuing costs, development efforts and third-party commitments, including licensees, researchers, collaborators and lenders. Our failure to develop new technologies and products and the obsolescence of existing technologies or processes could adversely affect our business, financial condition and results of operations. We may be unable to anticipate changes in our potential customer requirements that could make our existing technology, processes or formulations obsolete. Our success will depend in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied news of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology, processes and formulations entails significant technical and business risks. We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our business to evolving customer or medical requirements or preference or emerging industry standards.

Clinical trials of cannabis-based medical products and treatments are novel terrain with very limited or non-existent clinical trials history; we face a significant risk that any trials will not result in commercially viable products and treatments.

Clinical trials are expensive, time consuming and difficult to design and implement. Regulatory authorities, may suspend, delay or terminate any clinical trials we commence at any time, may require us, for various reasons, to conduct additional clinical trials, or may require a particular clinical trial to continue for a longer duration than originally planned. Clinical trials face many risks, including, among others:

•	lack of effectiveness of any formulation or delivery system during clinical trials;

•	discovery of serious or unexpected toxicities or side effects experienced by trial participants or other safety issues;

•	slower than expected subject recruitment and enrollment rates in clinical trials;

•	delays or inability in manufacturing or in obtaining sufficient quantities of materials for use in clinical trials due to regulatory and manufacturing constraints;

•	delays in obtaining regulatory authorization to commence a trial, including licenses required for obtaining and using cannabis for research, either before or after a trial is commenced;

•	unfavorable results from ongoing pre-clinical studies and clinical trials;

•	patients or investigators failing to comply with study protocols;

•	patients failing to return for post-treatment follow-up at the expected rate;

•	sites participating in an ongoing clinical study withdraw, requiring us to engage new sites; and

•

third-party clinical investigators decline to participate in our clinical studies, do not perform the clinical studies on the anticipated schedule, or act in ways inconsistent with the established investigator agreement, clinical study protocol or good clinical practices.

Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

We may fail to retain existing customers or acquire new customers.

Our success depends on our ability to attract and retain clients. There are many factors which could affect our ability to attract and retain clients, including but not limited to our ability to continually produce desirable and effective product, the successful implementation of our client-acquisition plan and the continued growth in the aggregate number of patients selecting medical cannabis as a treatment option. Moreover, even if we are successful at attracting a new client, there is no guarantee that such client will continue to purchase product from us. For example, while Peace Naturals has many registered patients, the actual number of patients purchasing products from Peace Naturals may vary from time to time. Our failure to acquire and retain customers would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to achieve or maintain profitability and may continue to incur losses in the future.

We have incurred losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we implement initiatives to continue to grow our business. If our revenues do not increase to offset these expected increases in costs and operating expenses, we will not be profitable. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding.

We may not be able to secure adequate or reliable sources of funding required to operate our business.

There is no guarantee that we will be able to achieve our business objectives. Our continued development may require additional financing. The failure to raise such capital could result in a delay or indefinite postponement of our current business objectives or cause us to go out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to us. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common shares. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase our debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions or other strategic joint venture opportunities.

We had negative operating cash flow for the fiscal years ending December 31, 2018, December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013. If we continue to have negative cash flow into the future, additional financing proceeds may need to be allocated to funding this negative cash flow in addition to our operational expenses. We may require additional financing to fund our operations to the point where we are generating positive cash flows. Continued negative cash flow may restrict our ability to pursue our business objectives.

The adult-use cannabis market in Canada may become oversupplied following the recent implementation of the Cannabis Act and the related legalization of cannabis for adult-use.

As a result of the recent implementation of the Cannabis Act and the legalization of adult cannabis use, numerous additional cannabis producers may enter the Canadian market. We and such other cannabis producers may produce more cannabis than is needed to satisfy the collective demand of the Canadian medical and proposed adult-use markets, and we may be unable to export that over-supply into other markets where cannabis use is fully legal under all federal and state or provincial laws. As a result, the available supply of cannabis could exceed demand, resulting in a significant decline in the market price for cannabis. If this were to occur, there is no assurance that we would be able to generate sufficient revenue from the sale of adult-use cannabis to result in profitability, which could have a material adverse effect on our business, financial condition and results of operations.

We must rely largely on our own market research to forecast sales and market demand which may not materialize.

We must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada or in other international jurisdictions. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, financial condition and results of operations.

We may experience breaches of security at our facilities or fraudulent or unpermitted data access or other cyber-security breaches, which may cause our customers to lose confidence in our security and data protection measures and may expose us to risks related to breaches of applicable privacy laws.

Given the nature of our product and our lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through a variety of sources, including, without limitation procedural or process failure, information technology malfunction, deliberate unauthorized intrusions, computer viruses, cyber-attacks and other electronic security breaches. Theft of data for competitive purposes, such as customer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition and results of operations.

We are dependent upon information technology systems in the conduct of our operations and we collect, store and use certain sensitive data, intellectual property, our proprietary business information and certain personally identifiable information of our employees and customers on our networks. Any fraudulent, malicious or accidental breach of our data security could result in unintentional disclosure of, or unauthorized access to, third party, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to the Company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties, fines, regulatory action or litigation. In addition, media or other reports of perceived security vulnerabilities to our systems or those of our third-party suppliers, even if no breach has been attempted or occurred, could adversely impact our brand and reputation and customers could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. If any of these were to occur, it could have a material adverse effect on our business and results of operations.

In addition, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. The privacy rules under the Personal Information Protection and Electronics Documents Act (Canada) (“PIPEDA”) protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were to be found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, results of operations and financial condition. International jurisdictions in which we expand our operations also have similar privacy and security laws to which we are subject, depending on the nature of our operations in such jurisdictions.

If we are not able to comply with all safety, health and environmental regulations applicable to our operations and industry, we may be held liable for any breaches thereof.

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and employee health and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

We may become involved in regulatory or agency proceedings, investigations and audits.

Our business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject us to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. We may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm our reputation, require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on our business, financial condition and results of operations.

We may be subject to, or prosecute, litigation in the ordinary course of business.

We are subject to litigation, claims and other legal and regulatory proceedings from time to time in the ordinary course of business, some of which may adversely affect our business, financial condition and results of operations. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive damages, which may remain unknown for substantial periods of time. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating, the market price for the common shares and could require the use of significant resources. Even if we are involved in litigation and win, litigation can redirect significant resources. Litigation may also create a negative perception of our brand, which could have an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully manage our growth.

We are currently in an early development stage and may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls, which may place significant strain on our operational and managerial resources. While our revenue has grown in recent years, our ability to manage and sustain revenue growth will depend on a number of factors, many of which are beyond our control, including, but not limited to, the availability of sufficient capital on suitable terms, changes in laws and regulations respecting the production of cannabis products, competition from other License Holders, the size of the black market and the proposed legal adult-use market, and our ability to produce sufficient volumes of our cannabis-based pharmaceutical products to meet patient demand. In addition, we are subject to a variety of business risks generally associated with developing companies. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. There can be no assurances that we will be able to manage growth successfully. Any inability to manage growth successfully could have a material adverse effect on our business, financial condition and results of operations.

We may compete for market share with other companies, both domestically and internationally, that may have longer operating histories and more financial resources, manufacturing and marketing experience than us.

We do, and expect to continue to face, intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources, manufacturing and marketing experience than us. In addition, there is potential that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and product offerings that are greater than ours. As a result of this competition, we may be unable to maintain our operations or develop them as currently proposed on terms we consider acceptable, or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect our business, financial condition and results of operations.

On the domestic front, the number of licenses granted and the number of License Holders ultimately authorized by Health Canada could also have an impact on our operations. We expect to face additional competition from new market entrants that are granted licenses under the Cannabis Act or existing License Holders which are not yet active in the industry. If a significant number of new licenses are granted by Health Canada in the near term, we may experience increased competition for market share and may experience downward price pressure on our products as new entrants increase production. We also face competition from illegal dispensaries and the black market that are unlicensed and unregulated, and that are selling cannabis and cannabis products, including products with higher concentrations of active ingredients, and using delivery methods that we are prohibited from offering to individuals as they are not currently permitted by the Cannabis Act. Any inability or unwillingness of law enforcement authorities to enforce existing laws prohibiting the unlicensed cultivation and sale of cannabis and cannabis-based products could result in the perpetuation of the black market for cannabis and/or have a material adverse effect on the perception of cannabis use. Any or all of these events could have a material adverse effect on our business, financial condition and results of operations.

If the number of users of cannabis for medical purposes in Canada increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. Further, the adult-use market may detract from medical sales. To remain competitive, we will require a continued high level of investment in R&D, sales and customer support. We may not have sufficient resources to maintain R&D, sales and customer support efforts on a competitive basis which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the federal authorization of home cultivation, outdoor grow, and the easing of other barriers to entry into a Canadian adult-use cannabis market, could materially and adversely affect our business, financial condition and results of operations. There is potential that we will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources, manufacturing and marketing experience than us. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party distributors to distribute our products, and those distributors may not perform their obligations.

We rely on third-party distributors, including pharmaceutical distributors and other courier services, and may in the future rely on other third parties, to distribute our products. If these distributors do not successfully carry out their contractual duties, if there is a delay or interruption in the distribution of our products or if these third parties damage our products, it could negatively impact our revenue. In addition, any damage to our products, such as product spoilage, could expose us to potential product liability, damage our reputation and the reputation of our brands or otherwise harm our business.

We may not supply the provinces and territories of Canada with our products in the quantities anticipated, or at all.

We have entered into binding Master Supply Agreements with the Ontario Cannabis Retail Corporation and the British Columbia Liquor Distribution Branch, have secured listings and Supplier Terms and Conditions with the Nova Scotia Liquor Corporation and Prince Edward Island Liquor Corporation and have secured listings with various private retailers in Saskatchewan. The Master Supply Agreements, each of which we understand to be substantially similar in all material respects with the master supply agreements entered into with the other License Holders in the cannabis industry, do not contain any binding minimum purchase obligations on the part of the relevant provincial purchaser. Such Master Supply Agreements contain provisions stating that the relevant provincial purchaser has no obligation to purchase any products from us. Similarly, the Supplier Terms and Conditions, which we understand to be substantially similar in all material respects with the supplier terms and conditions provided to other License Holders in the cannabis industry, do not contain any minimum purchaser obligations from either of the relevant provincial purchasers.

Given that the above-mentioned arrangements are intended to facilitate purchases on a continuing basis, rather than provide for one-time purchases, we expect purchase orders to be primarily driven by end-consumer demand for our products and the relevant provincial purchaser supply at the relevant time. Accordingly, we cannot predict the quantities of our products that will be purchased by the provincial purchasers, or if our products will be purchased at all. Any inability to secure purchase orders with the various provincial purchasers could have a material adverse effect on our business, financial condition or results of operations.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk as a result of their relationship with us and may, as a result, refuse to do business with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on our business, financial condition and results of operations. Any third-party service provider could suspend or withdraw its services to us if it perceives that the potential risks exceed the potential benefits to such services. For example, we face challenges making U.S. dollar wire transfers or engaging any third-party supplier with a substantial presence where cannabis is not federally legal (including the U.S.). While we have other banking relationships and believe that the services can be procured from other institutions, we may in the future have difficulty maintaining existing, or securing new, bank accounts or clearing services.

U.S. border officials could deny entry into the U.S. to our management, employees and/or investors.

Because cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed Canadian cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with cannabis businesses. Entry happens at the sole discretion of the U.S. Customs and Border Protection officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. Travellers attempting to enter the U.S. for reasons related to the cannabis industry may be deemed inadmissible, and business or financial involvement in the legal cannabis industry in Canada or in the U.S. could also be reason enough for U.S. border guards to deny entry.

Our cannabis cultivation operations are subject to risks inherent in an agricultural business.

Our business involves the growing of cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks that may create crop failures and supply interruptions for our customers. Although our current operational production facilities grow products indoors under climate controlled conditions and we carefully monitor the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of our products.

Our cannabis cultivation operations are vulnerable to rising energy costs and dependent upon key inputs.

Our cannabis cultivation operations consume considerable energy, making us vulnerable to rising energy costs. Rising or volatile energy costs may have a material adverse effect our business, financial condition and results of operations.

In addition, our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our financial condition and results of operations. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition and results of operations.

We are vulnerable to third party transportation risks.

Due to our direct to client shipping model, we depend on fast and efficient courier services to distribute our product. Any prolonged disruption of this courier service may have a material adverse effect on our business, financial condition and results of operations. Rising costs associated with the courier services used by us to ship our products may also have a material adverse effect on our business, financial condition and results of operations.

Due to the nature of our products, security of the product during transportation to and from our facilities is of the utmost concern. A breach of security during transport or delivery could have a material adverse effect on our business, financial condition and results of operations. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of Health Canada, could also have an impact on our ability to continue operating under our licenses or the prospect of renewing our licenses.

We are subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are brought against us, and we are not successful in defending our self or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment of our operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

We will seek to maintain adequate insurance coverage in respect of the risks we face, however, insurance premiums for such insurance may not continue to be commercially justifiable and there may be coverage limitations and other exclusions which may not be sufficient to cover our potential liabilities.

We have insurance to protect our assets, operations and employees. While we believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, there could be a material adverse effect on our business, financial condition and results of operations.

We are subject to certain restrictions of the TSX which may constrain our ability to expand our business internationally.

On May 23, 2018, our common shares commenced trading on the TSX. Being listed on the TSX creates exposure for us at a higher level than what we experienced under the TSX-V. We must comply with the TSX guidelines when conducting business, especially when pursuing international opportunities.

On October 16, 2017, the TSX provided clarity regarding the application of Section 306 (Minimum Listing Requirements), Section 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017- 0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review. Failure to comply with the Requirements could have a material adverse effect on our business, financial condition and results of operations.

Failure to establish and maintain effective internal control over financial reporting may result in us not being able to accurately report our financial results, which could result in a loss of investor confidence and adversely affect the market price of our common shares.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are now a non-venture company and are implementing new financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the price of our common shares and harm our ability to raise capital in the future.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses or significant deficiencies in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our common shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the price of our common shares and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our listing on the TSX or NASDAQ. Delisting of our common shares on any exchange would reduce the liquidity of the market for our common shares, which would reduce the price of and increase the volatility of the price of our common shares.

We do not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the common shares.

We are subject to risks related to the protection and enforcement of our intellectual property rights, and may become subject to allegations that we are in violation of intellectual property rights of third parties.

The ownership and protection of our intellectual property rights is a significant aspect of our future success. Currently we rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain our competitive position. We try to protect our intellectual property by seeking and obtaining registered protection where possible, developing and implementing standard operating procedures to protect trade secrets, technical know-how and proprietary information and entering into agreements with parties that have access to our inventions, trade secrets, technical know-how and proprietary information, such as our partners, collaborators, employees and consultants, to protect confidentiality and ownership. We also seek to preserve the integrity and confidentiality of our inventions, trade secrets, trademarks technical know-how and proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems.

It is possible that we will fail to identify inventions, trade secrets, technical know-how, trademarks and proprietary information, will fail to protect such inventions and information, will inadvertently disclose such intellectual property or will fail to register rights in relation to such intellectual property.

In relation to our agreements with parties that have access to our intellectual property, any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In relation to our security measures, such security measures may be breached and we may not have adequate remedies for any such breach. In addition, our intellectual property which has not yet been applied for or registered may otherwise become known to or be independently developed by competitors, or may already be the subject of applications for intellectual property registrations filed by our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

We cannot provide any assurances that our inventions, trade secrets, trademarks, technical know-how and other proprietary information will not be disclosed in violation of agreements or that competitors will not otherwise gain access to our intellectual property or independently develop and file applications for intellectual property rights that adversely impact our intellectual property rights. Unauthorized parties may attempt to replicate or otherwise obtain and use our inventions, trade secrets, trademarks, technical know-how and proprietary information. Policing the unauthorized use of our current or future intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as we may be unable to effectively monitor and evaluate the products being distributed by our competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. Additionally, if the steps taken to identify and protect our intellectual property rights are deemed inadequate, we may have insufficient recourse against third parties for enforcement of our intellectual property rights.

Furthermore, the laws and positions of intellectual property offices administering such laws regarding intellectual property rights relating to cannabis and cannabis-related products are constantly evolving and there is uncertainty regarding which countries’ laws prohibit the filing, prosecution and issuance of applications for intellectual property registrations in relation to cannabis and cannabis-related products and which countries’ laws prohibit the enforcement of rights under intellectual property registrations in relation to cannabis and cannabis-related products.

In addition, we have sought trademark protection in many countries, including Canada and others. Our ability to obtain registered trademark protection for cannabis-related goods and services, in particular for cannabis itself, may be limited in certain countries outside of Canada, including the U.S., where registered federal trademark protection is currently unavailable for trademarks covering the sale of cannabis products (a controlled substance); and including the European Union, where laws on the legality of cannabis use are not uniform, and trademarks cannot be obtained for products that are “contrary to public policy or accepted principles of morality”. Accordingly, our ability to obtain intellectual property rights or enforce intellectual property rights against third party uses of similar trademarks may be limited in certain countries.

Moreover, in any infringement proceeding, some or all of our current or future trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for our benefit, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of our current or future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect our business, financial condition and results of operations.

We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid or unenforceable or which of our products or processes will be found to infringe upon the patents or other proprietary rights of third parties. Any successful opposition to future issued patents could deprive us of rights necessary for the successful commercialization of any new products or processes that we may develop.

Also, there is no guarantee that any patent or other intellectual property applications that we file will result in registration or any enforceable intellectual property rights. Further, there is no assurance that we will find all potentially relevant prior art relating to any patent applications that we file, which may prevent a patent from issuing from a patent application or invalidate any patent that issues from such application. Even if patents do successfully issue, and cover our products and processes, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, any patent applications and future patents may not adequately protect our intellectual property, provide exclusivity for our products or processes, or prevent others from designing around any issued patent claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

In addition, other parties may claim that our products infringe on their proprietary and patent protected rights. There may be third party patents or patent applications with claims to products or processes related to the manufacture, use or sale of our products and processes. There may be currently pending patent applications, some of which may still be confidential, that may later result in issued patents that our products or processes may infringe. In addition, third parties may obtain patents in the future and claim that use of our inventions, trade secrets, technical know-how and proprietary information, or the manufacture, use or sale of our products infringes upon those patents. Third parties may also claim that our use of our trademarks infringes upon their trademark rights. Parties making claims against us may obtain injunctive or other equitable relief, which may have an adverse impact on our business. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. In addition, we may need to obtain licenses from third parties who allege that we have infringed on their lawful rights. However, such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or utilize, on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property that we do not own.

Germplasm, including seeds, clones and cuttings, is the genetic material used in new cannabis varieties and hybrids. We use advanced breeding technologies to produce cannabis germplasm (hybrids and varieties) with superior performance. We rely on parental varieties for the success of our breeding program. While we believe that the parental germplasm is proprietary to us, we may need to obtain licenses from third parties who allege that we have appropriated their germplasm or their rights to such germplasm. We seek to protect our parental germplasm as appropriate, relying on intellectual property rights, including rights related to inventions (patents and plant breeders’ rights), trade secrets, technical know-how, trademarks and proprietary information. There is a risk that we will fail to protect such germplasm or that we will fail to register rights in relation to such germplasm.

We also seek to protect our parental germplasm, hybrids and varieties from pests and diseases and enhance plant productivity and fertility, and we research products to protect against crop pests and fungus. There are a number of reasons why new product concepts in these areas may be abandoned, including greater than anticipated development costs, technical difficulties, regulatory obstacles, competition, inability to prove the original concept, lack of demand and the need to divert focus, from time to time, to other initiatives with perceived opportunities for better returns. The processes of breeding, development and trait integration are lengthy, and the germplasm we test may not be selected for commercialization. The length of time and the risk associated with breeding may affect our business. Our sales depend on our germplasm. Commercial success frequently depends on being the first company to the market, and many of our competitors are also making considerable investments in similar new and improved cannabis germplasm products. Consequently, there is no assurance that we will develop and deliver new cannabis germplasm products to the markets we serve on a timely basis.

Finally, we seek to protect our germplasm, hybrids and varieties from accidental release, theft, misappropriation and sabotage by maintaining physical security of our premises. However, such security measures may be breached and we may not have adequate remedies in the case of any such breach.

We license some intellectual property rights, and the failure of the owner of such intellectual property to properly maintain or enforce the intellectual property underlying such licenses could have a material adverse effect on our business, financial condition and performance.

We are party to a number of licenses, including through MedMen Canada and the Ginkgo Strategic Partnership, that give us rights to use third-party intellectual property that is necessary or useful to our business. Our success will depend, in part, on the ability of the licensor to maintain and enforce its licensed intellectual property, in particular, those intellectual property rights to which we have secured exclusive rights. Without protection for the intellectual property we have licensed, other companies might be able to offer substantially similar products for sale or utilize substantially similar processes, which could have a material adverse effect on our business, financial condition and results of operations.

Any of our licensors may allege that we have breached our license agreement, whether with or without merit, and accordingly seek to terminate our license. If successful, this could result in our loss of the right to use the licensed intellectual property, which could adversely affect our ability to commercialize our products or services, as well as have a material adverse effect on our business, financial condition and results of operations.

Conflicts of interest may arise between us and our directors and officers, including as a result of the continuing involvement of certain of our directors with Altria and its affiliates.

We may be subject to various potential conflicts of interest because of the fact that some of our directors and officers may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to us. In some cases, our directors and executive officers may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations, including business obligations related to the employment or involvement of certain of our directors with Altria and its affiliates. These business interests could require significant time and attention of our directors and executive officers and could lead to conflicts of interests between us and our directors and officers, as described below.

We may also become involved in other transactions which conflict with the interests of our directors and officers who may from time to time deal with persons, firms, institutions or corporations with which we may be dealing, or which may be seeking investments similar to those desired by us. The interests of these persons could conflict with our interests. In addition, from time to time, these persons may be competing with us for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, our directors are required to act honestly, in good faith and in our best interests.

Tax and accounting requirements may change in ways that are unforeseen to us and we may face difficulty or be unable to implement and/or comply with any such changes.

We are subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results, the manner in which we conduct our business or the marketability of any of our products. In the future, the geographic scope of our business may expand, and such expansion will require us to comply with the tax laws and regulations of multiple jurisdictions. Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject us to penalties and fees in the future if we were to inadvertently fail to comply. In the event that we were to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on our business, financial condition and results of operations.

Our financial performance is subject to risks of foreign exchange rate fluctuation which could result in foreign exchange losses.

We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publish our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs are or will be denominated in other currencies. Exchange rates for currencies of the countries in which we operate may fluctuate in relation to the Canadian dollar, and such fluctuations may have a material adverse effect on our earnings or assets when translating foreign currency into Canadian dollars.

The inability of our counterparties and customers to meet their financial obligations to us may result in financial losses.

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. There are no assurances that our counterparties or customers will meet their contractual obligations to us.

Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results.

The occurrence of one or more natural disasters, such as hurricanes, floods and earthquakes, unusually adverse weather, pandemic outbreaks, boycotts and geo-political events, such as civil unrest in countries in which our operations are located and acts of terrorism, or similar disruptions could adversely affect our business, financial condition and results of operations. These events could result in physical damage to one or more of our properties, increases in fuel or other energy prices, the temporary or permanent closure of one or more of our facilities, the temporary lack of an adequate workforce in a market, the temporary or long-term disruption in the supply of products from suppliers, the temporary disruption in the transport of goods, delay in the delivery of goods to our facilities, and disruption to our information systems. These factors could otherwise disrupt our operations and could have an adverse effect on our business, financial condition and results of operations.

Risks Relating to the Altria Investment

Altria has significant influence over us following closing of the Altria Investment.

Altria is our single largest shareholder. As of the closing date of the Altria Investment, Altria beneficially owned approximately 45% of the Company’s issued and outstanding common shares (calculated on a non-diluted basis). In light of such ownership, Altria is in a position to exercise significant influence over matters affecting shareholders or requiring shareholder approval, including the election of the Board, amendments to the articles and by-laws of the Company and the determination of significant corporate actions. In addition, pursuant to the Investor Rights Agreement, Altria has certain rights, including the right to nominate a specified number of directors to the Board, approval rights over certain Company actions and pre-emptive and top-up rights entitling Altria to maintain its pro rata beneficial ownership in the Company. Further, as of the date hereof, four of the seven directors on the Board are Altria Nominees. For more information see “Description of the Business – Arrangements with Altria – The Investor Rights Agreement”.

Upon exercise of the Altria Warrant in full, assuming no other securities of the Company are issued, Altria will beneficially hold in excess of a majority of the voting rights of the issued and outstanding common shares and would have the right to elect the entire Board and be able to exercise a controlling influence over our business and affairs, including the selection of our senior management, the acquisition or disposition of our assets, the payment of dividends and any change of control of us, such as a merger or take-over.

Accordingly, Altria currently has significant influence over us and has the ability to increase this influence at any time upon the exercise of the Altria Warrant. There can be no assurance that Altria’s interests will align with our interests or the interests of other shareholders. In addition, such influence could limit the price that an acquirer might be willing to pay in the future for common shares and it may have the effect of delaying or preventing a change of control of us, such as a merger or take-over.

We have discretion in the use of net proceeds from the Altria Investment and may not use them effectively.

Under the Subscription Agreement, we have discretion in the use of net proceeds from the Altria Investment, subject to our obligation to consult with Altria, approval of Altria (such approval not to be unreasonably conditioned, withheld or delayed) and certain other limitations regarding the use of net proceeds set forth in the Subscription Agreement. Accordingly, shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. Our failure to apply the funds effectively could have a material adverse effect on our business and financial condition.

As a result of the Altria Investment, we have cash on hand of approximately $2,419,669,635. There can be no assurance that we will be able to deploy the available cash in an effective manner that is accretive to us, or at all. Until such time as we are able to deploy the cash available to us, we anticipate holding the net proceeds as cash balances in our bank account or investing in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof or in U.S. Treasury securities or other obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Until such time as the cash from the Altria Investment is deployed, there can be no assurance that we will earn any material revenue from the invested cash.

We may not realize the benefits of our strategic partnership with Altria, which could have an adverse effect on our business and results of operations.

We believe that the strategic partnership between us and Altria provides us with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position us to compete, scale and lead the rapidly growing global cannabis industry. We believe that the growth opportunities for us are significant and extend across the globe as markets open. With Altria’s resources, we expect to be even better positioned to support cannabinoid innovation, create differentiated products and brands across medical and adult-use categories, and expand our global footprint and growing production capacity. Nevertheless, a number of risks and uncertainties are associated with the expansion into such markets and the pursuit of these other growth opportunities. The successful implementation of the Altria Investment is critical to our growth and capital funding. The failure to successfully implement any of these strategic initiatives could have a material adverse effect on our business and results of operations.

Any common shares issued pursuant to the exercise of the Altria Warrant will dilute shareholders.

The Altria Warrant may be exercised in full or in part at any time on or prior to March 8, 2023, from time to time, and entitles the holder thereof, upon valid exercise in full thereof, to acquire, accept and receive from the Company an aggregate of 73,990,693 common shares of the Company (subject to adjustment in accordance with the terms of the Altria Warrant Certificate), which represents 40% of the issued and outstanding common shares as of December 31, 2018 or 22% of the issued and outstanding common shares immediately following the closing of the Altria Investment (on a non-diluted basis). Any issuance of common shares pursuant to the exercise of the Altria Warrant would dilute all other shareholders of the Company.

Altria’s significant interest in the Company may impact the liquidity of the common shares.

Our common shares may be less liquid and trade at a discount relative to the trading that could occur in circumstances where Altria did not have the ability to significantly influence or determine matters affecting us. Additionally, Altria’s significant voting interest in us may discourage transactions involving a change of control of us, including transactions in which an investor, as a shareholder, might otherwise receive a premium for its common shares over the then-current market price.

The change of control provisions in certain of our existing or future contractual arrangements may be triggered upon the exercise of the Altria Warrant in part or in full.

Certain of our existing or future contractual arrangements may include change of control provisions requiring us to make certain payments if the change of control trigger is fulfilled. The change of control provisions in certain of our existing arrangements, including, but not limited to, compensatory arrangements, or agreements we may enter into in the future, may be triggered upon the exercise of the Altria Warrant in part or in full.

Future sales of our common shares by Altria could cause the market price for our common shares to fall.

Sales of a substantial number of our common shares in the public market by Altria could occur at any time. Such sales, or the market perception of such sales, could significantly reduce the market price of our common shares. We cannot predict the effect, if any, that future public sales of the common shares of the Company beneficially owned by Altria or the availability of these common shares for sale will have on the market price of our common shares. If the market price of our common shares were to drop as a result, this might impede our ability to raise additional capital and might cause a significant decline in the value of the investments of our other shareholders.

The intentions of Altria regarding its long-term economic ownership of our common shares are subject to change as a result of changes in the circumstances of Altria or its affiliates, changes in our management and operation and changes in tax laws, market conditions and our financial performance.

Risks relating to our Common Shares

The market price for the common shares may be volatile and subject to fluctuation in response to numerous factors, many of which are beyond our control.

The market price for the common shares may be volatile and subject to wide fluctuations in response to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	changes in estimates of our future results of operations by us or securities research analysts;

•	changes in the economic performance or market valuations of other companies that investors deem comparable to us;

•	addition or departure of our executive officers and other key personnel;

•	release or other transfer restrictions on outstanding common shares;

•	sales or perceived sales of additional common shares (see “ – Future sales of our common shares by Altria could cause the market price for our common shares to fall”);

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in our industry or target markets;

•	investors’ general perception of us and the public’s reaction to our press releases, our other public announcements and our filings with the SEC and Canadian securities regulators;

•	reports by industry analysts, investor perceptions, and market rumours or speculation;

•	negative announcements by our customers, competitors, suppliers regarding their own performance; and

•	the market’s reaction to our reduced disclosure as a result of being an emerging growth company under the Jumpstart Our Business Startups (JOBS) Act (the “JOBS Act”).

For example, reports by industry analysts, investor perceptions, market rumors or speculation could trigger a sell-off in our common shares. Any sales of substantial numbers of the common shares in the public market or the perception that such sales might occur may cause the market price of the common shares to decline. In addition, to the extent that other large companies within the cannabis industry experience declines in their stock price, the share price of the common shares may decline as well. Moreover, when the market price of a company’s shares drops significantly, shareholders often institute securities class action lawsuits against the company. Lawsuits against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Financial markets continue to experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the common shares may decline even if our results of operations, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of our environmental, governance, diversity and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the common shares by those institutions, which could adversely affect the trading price of the common shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our business and financial condition could be adversely impacted and the trading price of the common shares may be adversely affected.

The listing of our common shares on the NASDAQ may increase the trading price volatility on the TSX and also result in volatility of the trading price on the NASDAQ because trading will be split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the TSX and the NASDAQ may result in different prevailing trading prices.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We have been the target of such litigation and may in the future be the target of similar litigation. Regardless of merit, such litigation could result in substantial costs and damages and divert management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities. See “ – Risks Related to the Industry and Our Business - We may be subject to or prosecute litigation in the ordinary course of business”.

We are eligible to be treated as an “emerging growth company,” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer” (as defined in Rule 12b-2 under the Exchange Act) before that time or if we have total annual gross revenue of US$1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than US$1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find the common shares less attractive because we may rely on these exemptions. If some investors find the common shares less attractive as a result, there may be a less active trading market for the common shares and the trading price of the common shares may be more volatile.

We incur increased costs as a result of being a public company in the U.S., and our management is required to devote substantial time to U.S. public company compliance programs.

As a public company in the U.S., we expect to incur significant additional legal, insurance, accounting and other expenses. In addition, our administrative staff will be required to perform additional tasks. For example, as a result of becoming a public company in the U.S., we are in the process of adopting additional internal controls and disclosure controls and procedures, have retained a U.S. transfer agent, adopted a U.S. compliant insider trading policy and other corporate governance programs and charters and bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under U.S. securities laws. We intend to invest resources to comply with evolving U.S. laws, regulations and standards, and this investment will result in increased general and administrative expenses. These obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. If our efforts to comply with U.S. laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities or third-parties may initiate legal proceedings against us and our business may be harmed. In connection with becoming a public company in the U.S., we increased our directors’ and officers’ insurance coverage, which will increase our insurance cost. In the future, it will be more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members to our Board in the future, particularly to serve on our audit committee, and qualified executive officers.

In addition, in order to comply with the requirements of being a U.S. public company, we have undertaken various actions, including relating to implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our results of operations and the trading price of our common shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NASDAQ.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As of the closing date of the Altria Investment, Altria beneficially owned approximately 45% of the issued and outstanding common shares of the Company (calculated on a non-diluted basis) and, if exercised in full on such date, the exercise of the Altria Warrant would result in Altria holding a total ownership interest in the Company of approximately 55% of the issued and outstanding common shares of the Company (calculated on a non-diluted basis).

We will in the future lose our foreign private issuer status if a majority of our common shares are held by persons in the United States and we fail to meet any of the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of our directors or executive officers are U.S. citizens or residents; (ii) a majority of our assets are located in the United States; or (iii) our business is administered principally in the United States. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory and would impose additional requirements.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be greater than the costs incurred as a Canadian foreign private issuer. If we are not a foreign private issuer, we would need to begin preparing our financial statements in compliance with U.S. Generally Accepted Accounting Principles rather than International Financial Reporting Standards (“IFRS”), would not be eligible to use foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to foreign private issuers. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on the NASDAQ that are available to foreign private issuers.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of our securities.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•	develop new products; or

•	respond to competitive pressures.

Holders of common shares will have no pre-emptive rights in connection with such further issues. The Board has the discretion to determine if an issuance of common shares is warranted, the price at which such issuance is effected and the other terms of issue of common shares. Any additional capital raised through the sale of equity will dilute the percentage ownership of holders of our common shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business.

A substantial number of our securities are owned by a limited number of existing shareholders.

Our management, directors and employees own a substantial number of our outstanding common shares (on a fully diluted basis). In addition, as of the closing date of the Altria Investment, Altria beneficially owned approximately 45% of our outstanding common shares (calculated on a non-diluted basis). As such, our management, directors and employees, as a group, each are in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. In addition, these shareholders could delay or prevent a change in control that could otherwise be beneficial to holders of common shares.

It is not anticipated that any dividend will be paid to holders of common shares for the foreseeable future.

No dividends on the common shares have been paid to date. We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that our Board may deem relevant. As a result, investors may not receive any return on an investment in the common shares unless they sell their shares for a price greater than that which such investors paid for them.

Investors in the U.S. may have difficulty bringing actions and enforcing judgments against us and others based on securities law civil liability provisions.

We are incorporated under the laws of the Province of Ontario and our head office is located in the Province of Ontario. Some of our directors and officers and some of the experts named in this AIF are residents of Canada or otherwise reside outside of the U.S., and a substantial portion of their assets and our assets are located outside the U.S. Consequently, it may be difficult for investors in the U.S. to bring an action against such directors, officers or experts or to enforce against those persons or us a judgment obtained in a U.S. court predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the U.S.

If we are a passive foreign investment company for U.S. federal income tax purposes in any year, certain adverse tax rules could apply to U.S. Holders of our common shares.

Based on current business plans and financial expectations, the Company does not expect to be a passive foreign investment company (“PFIC”) for the current taxable year ending December 31, 2019 and does not expect to become a PFIC in the foreseeable future. However, PFIC status is determined annually and depends upon the composition of a company’s income and assets and the market value of its stock from time to time. Therefore, there can be no assurance as to our PFIC status for the current taxable year or for future taxable years. The value of our assets will be based, in part, on the then market value of common shares, which is subject to change. The Company will be classified as a PFIC for any taxable year for U.S. federal income tax purposes if for a taxable year, (a) 75% or more of the gross income of the Company is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined below) holds common shares of the Company, such U.S. Holders could be subject to adverse U.S. federal income tax consequences (whether or not we continue to be a PFIC). For example, U.S. Holders may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. If we are a PFIC during a taxable year in which a U.S. Holder holds common shares of the Company, such U.S. Holder may be able to make a “qualified electing fund” election (a “QEF Election”) or, alternatively, a “mark-to-market” election that could mitigate the adverse U.S. federal income tax consequences that would otherwise apply to such U.S. Holder. Upon request of a U.S. Holder, we intend to provide the information necessary for a U.S. Holder to make applicable QEF Elections. In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”). U.S. Holders may need to make one or more elections with respect to any Subsidiary PFIC in order to mitigate the adverse U.S. federal income tax consequences.

As used herein, “U.S. Holder” means a beneficial owner of common shares of the Company that is (i) an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the U.S. or any political subdivision thereof, including the States and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. U.S. Holders are urged to consult their own tax advisers as to whether we may be treated as a PFIC and the tax consequences thereof.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common shares depends, in part, on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our common shares or publish inaccurate or unfavorable research about our business, the trading price of the common shares would likely decline. In addition, if our results of operations fail to meet the forecast of analysts, the trading price of the common shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common shares could decrease, which might cause our trading price and trading volume to decline.

DIVIDENDS AND DISTRIBUTIONS

As of the date of this AIF, the Company has not declared any dividends or made any distributions. Furthermore, the Company has no current intention to declare dividends on its common shares in the foreseeable future. Any decision to pay dividends on its common shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares. As of the date of this AIF, there are 332,979,577 common shares issued and outstanding. The holders of the common shares are entitled to one vote per share at all meetings of the shareholders of the Company. The holders of common shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company.

The stock option plan (the “Option Plan”) of the Company is administered by the Board, which is responsible for establishing the limitations, restrictions and conditions of option grants, including the vesting and expiry provisions. Pursuant to the Option Plan, the Company may reserve and set aside for issue up to 10% of the total number of common shares issued and outstanding at the date of any grant. This is a “rolling” plan ceiling as the number of options which may be reserved and set aside for issue pursuant to the Option Plan will increase as the number of issued and outstanding common shares increases. As of the date of this AIF, options to purchase up to an aggregate of 12,853,136 common shares pursuant to the Option Plan are granted and outstanding.

MARKET FOR SECURITIES

The Company’s common shares are listed and traded on the TSX and on the NASDAQ under the trading symbol “CRON”.

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the common shares on the TSX for the period from May 23, 2018, the first trading day of the common shares on the TSX, to the close of trading on March 22, 2019:

Period	High Trading Price ($)	Low Trading Price ($)	Total Volume for Period
March 1 to March 22, 2019	32.60	25.81	38,461,850
February, 2019	32.95	24.85	68,367,608
January, 2019	26.74	13.97	49,437,976
December, 2018	18.56	11.22	51,768,332
November, 2018	13.04	9.45	31,064,847
October, 2018	16.84	8.47	59,680,507
September, 2018	19.81	12.05	103,679,117
August, 2018	16.89	7.33	63,587,728
July, 2018	9.45	7.37	7,513,535
June, 2018	10.79	8.05	20,160,444
May 23 to May 31, 2018	8.66	7.65	3,395,781

(Source: TMX Datalinx)

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the common shares on the TSX-V for the period from January 1, 2018 to May 22, 2018, the last trading day of the common shares on the TSX-V:

Period	High Trading Price ($)	Low Trading Price ($)	Total Volume for Period
May 1 to May 22, 2018	8.74	7.06	8,588,409
April, 2018	9.94	6.57	15,180,117
March, 2018	13.39	8.20	25,756,350
February, 2018	11.79	5.96	29,666,046
January, 2018	14.83	8.01	50,873,693

(Source: TMX Datalinx)

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the common shares on the NASDAQ for the period from February 27, 2018, the first trading day of the common shares on the NASDAQ, to the close of trading on March 22, 2019:

Period	High Trading Price (US$)	Low Trading Price (US$)	Total Volume for Period
March 1 to March 22, 2019	24.37	19.22	30,613,802
February, 2019	25.10	18.72	94,436,672
January, 2019	20.35	10.25	60,970,883
December, 2018	13.95	8.51	47,501,780
November, 2018	9.95	7.23	29,651,373
October, 2018	13.00	6.50	55,934,041
September, 2018	15.30	9.26	111,605,230
August, 2018	12.89	5.61	65,939,495
July, 2018	7.18	5.66	7,428,955
June, 2018	8.15	6.09	18,312,567
May, 2018	6.85	5.50	9,469,318
April, 2018	7.92	5.13	8,467,268
March, 2018	10.38	6.36	12,029,187
February 27 to February 28, 2018	9.17	7.17	2,348,425

(Source: Bloomberg)

PRIOR SALES

The following table summarizes details of the following securities that are not listed or quoted on a marketplace issued by the Company during the period between January 1, 2018 and the date hereof.

Date of Issuance	Security	Issuance/Exercise Price Per Security ($)	Number of Securities
January 30, 2018	Options	8.40	280,000
January 31, 2018	Options	9.00	150,000
May 17, 2018	Options	7.57	1,195,000
June 28, 2018	Options	8.22	180,000
September 13, 2018	Options	14.70	25,000
October 12, 2018	Options	11.80	30,000
December 14, 2018	Options	15.29	50,000
March 8, 2019	Warrant	19.00	73,990,693

ESCROWED SECURITIES AND SECURITIES SUBJECT TO RESTRICTION ON TRANSFER

As of the date of this AIF, to the knowledge of the Company, other than certain contractual restrictions on the transfer of the Company’s warrants and options no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Below are the names, province or state and country of residence, principal occupation and periods of service of the directors and executive officers of the Company.

Name and Municipality Residence	Principal Occupation for Last Five Years	Director/Officer of Cronos Group Since	Position Held with Cronos Group	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)

Michael Gorenstein New York, New York, United States

May 2016 to Present

CEO of Cronos Group

June 2017 to Present

Member of Gotham Green Partners GP

June 2015 to June 2017

Partner at Alphabet Ventures, LLC

January 2015 to June 2015

Principal & General Counsel at Saiers Capital, LLC (f/k/a Alphabet Management, LLC)

October 2011 to December 2015

Associate at Sullivan & Cromwell, LLP

		November 6, 2015	Chairman, Chief Executive Officer, President	1,739,915(4) (0.52%)

Jason Adler(2) New York, New York, United States

June 2017 to Present

Managing Member of Gotham Green Partners GP

June 2015 to June 2017

Managing Partner of Alphabet Ventures, LLC

October 2007 to June 2015

Managing Member / CEO of Saiers Capital, LLC (f/k/a Alphabet Management, LLC)

		July 12, 2016	Director	7,129,557(4) (2.14%)

Name and Municipality Residence	Principal Occupation for Last Five Years	Director/Officer of Cronos Group Since	Position Held with Cronos Group	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)

James Rudyk(1)(2) Toronto, Ontario, Canada	January 2016 to Present, CFO at Roots Corporation October 2009 to December 2015 CFO and Executive Vice President at Shred-it International Inc.	January 31, 2018	Director	Nil

Kevin C. Crosthwaite Jr. Richmond, Virginia, United States

June 2018 to Present, Senior Vice President and Chief Growth Officer at Altria

April 2017 to June 2018

President & Chief Executive Officer of Philip Morris USA Inc.

November 2013 to April 2017

Vice President & General Manager of Philip Morris USA Inc.

		March 8, 2019	Director	Nil

Bronwen Evans Toronto, Ontario, Canada	February 2019 to Present Principal, Evans Consulting September 2012 to February 2019 Founding Director and Chief Executive Officer at True Patriot Love Foundation	March 8, 2019	Director	Nil

Name and Municipality Residence	Principal Occupation for Last Five Years	Director/Officer of Cronos Group Since	Position Held with Cronos Group	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)

Murray R. Garnick Richmond, Virginia, United States	January 2017 to Present Executive Vice President and General Counsel at Altria February 2008 to January 2017 Deputy General Counsel at Altria Client Services, Inc.	March 8, 2019	Director	Nil

Bruce A. Gates Alexandria, Virginia, United States	November 2017 to Present Founding Partner at Three Oaks Strategies LLC and Three Oaks Asset Management LLC May 2008 to November 2017 Senior Vice President, External Affairs at Altria Client Services	March 8, 2019	Director	Nil

William Hilson Toronto, Ontario, Canada

October 2015 to October 2016

President at Hillhurst Management

March 2015 to October 2015

President at Hillhurst Capital

June 2013 to March 2014

CFO at TravelEdge

June 2003 to June 2013

CFO at EMD Inc.

		October 10, 2016	Chief Financial Officer(5)	960,438 (0.29%)

Name and Municipality Residence	Principal Occupation for Last Five Years	Director/Officer of Cronos Group Since	Position Held with Cronos Group	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)

David Hsu Toronto, Ontario, Canada

June 2018 to Present

Chief Operating Officer of Cronos Group

September 2016 to June 2018

Head of Operations at Cronos Group

September 2016

Vice President at Deloitte/CRG Partners

May 2012 to September 2016 Director at Deloitte/CRG Partners

		June 12, 2018	Chief Operating Officer	333,318 (0.10%)

Xiuming Shum Toronto, Ontario, Canada

October 2017 to Present

General Counsel of Cronos Group

January 2016 to August 2017

Corporate & Institutional Banking Legal – European & Regulatory Advisory at BNP Paribas

May 2013 to December 2015

Vice President at BNP Paribas

		November 14, 2017	General Counsel and Corporate Secretary	Nil

Name and Municipality Residence	Principal Occupation for Last Five Years	Director/Officer of Cronos Group Since	Position Held with Cronos Group	Number of Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly(3)

Jerry Barbato Richmond, Virginia, United States

February 2019 to Present

Senior Director, Strategy and Business Development at Altria Ventures Inc.

June 2018 to February 2019

Senior Director of Corporate Strategy at Altria

March 2017 to June 2018

Finance Director – U.S. Smokeless Tobacco Company at Altria

April 2016 to March 2017

Senior Finance Manager – Corporate Planning at Altria

August 2014 to April 2016

Senior Brand Manager – Philip Morris USA Inc. at Altria

July 2012 to August 2014

Assistant General Manager at Richmark GmbH

		April 15, 2019(5)	Chief Financial Officer(5)	Nil

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Percentage ownership based on the issued and outstanding common shares of the Company as of the date of this AIF.
(4)	450,465 of these common shares are held by Gotham Green Fund 1, LP a corporation affiliated with Jason Adler and Michael Gorenstein.
(5)	Effective April 15, 2019, Jerry Barbato will assume the role of Chief Financial Officer of the Company, and William Hilson will assume the newly created role of Chief Commercial Officer.

As of the date of this AIF, in aggregate, the directors and officers beneficially own, directly or indirectly, 9,712,763 or 2.92% of the issued and outstanding common shares of the Company.

Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of the Company’s by-laws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director.

The following is a summary biography of each of the directors and executive officers of the Company:

Michael Gorenstein

Chairman, President and CEO

Mike Gorenstein is the Chairman, President and CEO of Cronos Group. Mr. Gorenstein is also a Co-founder and Member of Gotham Green Partners. Before joining the Company, Mr. Gorenstein was the VP and General Counsel at Alphabet Partners, LP, a New York City based multi-strategy investment management firm, focused on identifying mispriced assets across various industries, asset classes and geographies. Prior to Alphabet Partners, LP, he was a corporate attorney at Sullivan & Cromwell LLP where he focused on mergers and acquisitions and capital markets transactions. Mr. Gorenstein graduated from the University of Pennsylvania Law School with a Juris Doctor (JD), the Wharton School at University of Pennsylvania with a certificate in Business Economics and Public Policy and the Kelley School of Business at Indiana University with a Bachelor of Science Business in Finance.

Jason Adler

Director

Jason Adler is the Co-founder and Managing Member of Gotham Green Partners, a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. Prior to co-founding Gotham Green, Mr. Adler was the co-founder and Chief Executive Officer of Alphabet Partners, LP, a New York City based multi-strategy investment management firm, focused on identifying mispriced assets across various industries, asset classes and geographies. Prior to Alphabet Partners, LP, Mr. Adler also founded Geronimo, LLC, a broker dealer and member of the American Stock Exchange, that made markets in equity options, and he began his career as a Market Maker at G&D Trading. Mr. Adler graduated with a B.A. from the University of Rhode Island.

James Rudyk

Director

James Rudyk is currently the Chief Financial Officer of Roots Corporation (“Roots”), a position he has held since January 2016. Mr. Rudyk is a seasoned executive with more than 25 years of financial and operational experience, and a track record of supporting ambitious growth plans. Prior to joining Roots, Mr. Rudyk served as the Chief Financial Officer of Shred-It International Inc. from 2009 to 2015, where he was instrumental in helping the company grow from approximately $200 million to over $700 million in revenue and expand to more than 17 countries around the world. He also served as Chief Financial Officer and Chief Operating Officer of Canada Cartage Systems Limited from 2004 to 2009. He received his Bachelor of Arts and Master of Accounting degree from the University of Waterloo. Mr. Rudyk is also a Chartered Professional Accountant and holds an ICD.D designation from the Institute of Corporate Directors.

Kevin C. Crosthwaite Jr.

Director

Kevin “K.C.” Crosthwaite, Jr. serves as Senior Vice President and Chief Strategy and Growth Officer at Altria. In this role, Mr. Crosthwaite identifies and pursues Altria’s strategic and innovative product growth priorities. Since joining Philip Morris USA in 1997, Mr. Crosthwaite has held several leadership positions across Altria’s family of companies, including President and Chief Executive Officer for Philip Morris USA, where he oversaw operations for Philip Morris USA and John Middleton, as well as Vice President, Strategy and Business Development, and Vice President & General Manager at Marlboro. Mr. Crosthwaite also led Altria Ventures’ international efforts with innovative tobacco products. Mr. Crosthwaite currently serves on the Board of Directors for United Negro College Fund and the Richmond Forum. Mr. Crosthwaite received his Bachelor of Arts from Marquette University and his Master of Business Administration (MBA) from Providence College.

Bronwen Evans

Director

Bronwen Evans is an independent consultant drawing on 20 years of experience in the charitable, corporate and government sectors to provide clients with business development and brand strategies for transformational growth. Ms. Evans was a Founding Director of the True Patriot Love Foundation, where she served as its first CEO from 2012 to 2019 and raised record funds to support 25,000 Canadian military and veteran families. Before that, Ms. Evans was the Vice President of Marketing and Corporate Affairs at Medcan Health Management, and became the company’s first Chief Privacy Officer. She is a recipient of The Queen’s Diamond Jubilee Medal (2012) and currently serves as Director, Secretary and Chair of the Governance Committee of Kingsway College School. Ms. Evans holds a Bachelor of Arts in Philosophy with Honors from McGill University, and a Master of Arts in Philosophy with a concentration in Biomedical Ethics from Carleton University.

Murray R. Garnick

Director

Murray Garnick serves as Executive Vice President and General Counsel of Altria. In his role since 2017, he leads the company’s Law Department, Regulatory Affairs and Regulatory Sciences. Mr. Garnick previously served as Deputy General Counsel for Altria Client Services, a subsidiary of Altria, which provides professional services and support to Altria and its operating companies. At Altria, Mr. Garnick has led the legal support for sales, marketing, regulation, and product development and intellectual property matters. He has also supervised the management of tobacco, health and all other litigations brought against Altria and its operating companies. Prior to joining Altria in 2008 as Senior Vice President, Litigation and Associate General Counsel, Mr. Garnick served for more than two decades as a senior litigation partner at the law firm of Arnold & Porter in Washington, D.C. and currently serves on the Board of Trustees of Newseum in Washington, D.C. Mr. Garnick received his Bachelor of Arts from the University of Georgia and his Juris Doctor (JD) from the University of Georgia School of Law.

Bruce A. Gates

Director

Bruce Gates is a Founding Partner of Three Oaks Strategies LLC, a management, policy and communications consulting firm based in Alexandria, Virginia. He is also the founding partner of Three Oaks Asset Management LLC, a family office/venture capital firm. Prior to his retirement from Altria in November 2017, Mr. Gates served as a Senior Vice President of External Affairs for Altria Client Services. In his role, he led the Government Affairs and Corporate Affairs departments and directed the company’s strategies involving governments, corporate communications, philanthropic programs and corporate social responsibility. Before assuming that role in 2011, Mr. Gates was Altria’s Senior Vice President of Government Affairs. He currently serves on the board of a private company, Aliro, and also on a number of non-profit boards, including The Boulder Crest Retreat for Wounded Warriors and Veteran Wellness, D.C. Sail, and the Congressional Institute. Recently, he joined the Board of Trustees for the Ford’s Theatre. Mr. Gates received his Bachelor of Arts from the University of Georgia.

William Hilson

Chief Financial Officer

William Hilson oversees accounting, financial reporting, payroll, procurement, tax, and treasury among other functions. Prior to joining Cronos Group, William was the President of Hillhurst Management Inc. and CFO for EMD Inc. and Serono Canada Inc. and Director of Finance for Hemosol Inc. William’s specialty is in pharmaceuticals with a proven track record of driving business objectives and growth, increasing efficiencies, mitigating risk, and increasing profit. William graduated from the University of Western Ontario with an Honors Bachelor of Science in Genetics, from the University of Toronto with a Master of Science Clinical Biochemistry. His academic work has been published internationally. William is a member of the Board of Directors of EMD Inc., Canada; and EMD Crop Bioscience and he is also a member of Chartered Professional Accountants of Canada. Effective April 15, 2019, William will serve as Chief Commercial Officer of Cronos Group, a newly created role. As Chief Commercial Officer, William will report to the Chief Executive Officer and be responsible for further enhancing the commercial strategy as well as the product and research development priorities of the Company.

David Hsu

Chief Operating Officer

David oversees all of Cronos Group’s operations including construction, cultivation and manufacturing as Chief Operating Officer. David is focused on continuous improvement by testing and integrating new technologies and automation to establish best practices in the cannabis industry. Prior to joining Cronos Group, David spent over ten years consulting with Deloitte and CRG Partners, a premier turnaround consulting firm, where he operated and managed distressed companies with revenues more than $500M. His expertise includes financial and operational restructuring, growth creation, and lean manufacturing gleaned from experience working in various sectors including consumer packaged goods, manufacturing, distribution, media, and transportation. David graduated from Babson College with a Bachelor of Science in Business Management and is a certified Lean Six Sigma Black Belt.

Xiuming Shum

General Counsel

Xiuming manages all legal and regulatory functions at Cronos Group, which informs the company’s strategy and execution. Xiuming has a decade of transactional and in-house experience in mergers and acquisitions and regulatory change management. Prior to joining Cronos Group, Xiuming served as in-house counsel at BNP Paribas’ Corporate and Institutional Banking division in New York and London, where she provided advice to senior management on disruptive and transformative legislative changes, such as the BASEL banking reforms, Brexit, and the Dodd-Frank Act. Previously, she was a corporate attorney at Sullivan & Cromwell LLP in New York, where she focused on M&A in large, complex cross-border transactions in diverse industries, including alcohol and spirits, insurance, banking, private equity, and hedge funds. Xiuming is a New York-qualified attorney, holding a Juris Doctor (JD) from Columbia Law School where she was a Harlan Fiske Stone Scholar and a first-class Bachelor of Laws degree from University College London in the U.K.

Jerry Barbato

Chief Financial Officer (effective April 15, 2019)

Jerry Barbato will assume the role of Chief Financial Officer of Cronos Group effective April 15, 2019. Jerry joins Cronos Group with 20 years of experience in strategic planning, corporate financial analysis and services, and brand management. Prior to joining Cronos Group, he held various roles within the Altria family of companies. Jerry joined Altria in 2003 and served in leadership roles within the Finance, Strategy & Business Development and Marketing functions, and most recently held the role of Senior Director of Corporate Strategy. He has broad experience in both finance and operating roles, as well as managing operations in regulated international markets. Jerry supported the Marlboro brand and provided analysis that shaped brand strategies for Altria’s smokeable segment. He also served as Assistant General Manager for a joint venture, Richmark GmbH, in Zurich, Switzerland. Jerry holds a BS in Accounting from Marquette University and an MBA from the University of Maryland, University College.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, to the knowledge of the directors and officers of the Company, no director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, as at the date of this AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant companies access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company, (i) has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

No director or executive officer of the Company or, to the knowledge of the Company, shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of our directors and officers. The interests of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

PROMOTERS

Alan Friedman, a former director of the Company, may have been considered a “promoter” of the Company under applicable Canadian securities laws within the Company’s two most recently completed financial years because he was a director at the time of the Qualifying Transaction. As of the date of this AIF, Mr. Friedman beneficially owns, controls, or directs, directly or indirectly, 122,602 common shares, comprising 0.04% of the issued and outstanding common shares. Mr. Friedman served as a director of the Company from August 21, 2012 to March 8, 2019, when he resigned as part of the reconstitution of the Board following the closing of the Altria Investment.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than those disclosed below, we are not aware of: (a) any legal proceedings to which we are a party, or by which any of our property is subject, which would be material to us and are not aware of any such proceedings being contemplated, (b) any penalties or sanctions imposed by a court relating to securities legislation, or other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor making an investment decision and (c) any settlement agreements that we have entered into before a court relating to securities legislation or with a securities regulatory authority.

The following is a brief summary of certain ongoing litigation matters of which the Company is aware:

MedCann Access Acquisition Litigation

On July 31, 2015, 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (“938”) (collectively, the “Plaintiffs”) commenced a claim against Peace Naturals and a number of other parties, for $15 million in damages as a result of an alleged breach of obligations to them by terminating a share purchase transaction for the acquisition of the Plaintiffs’ company, MedCann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself. On February 21, 2018, the parties began the discovery phase of proceedings which is ongoing.

Wrongful Termination Claims

On October 31, 2017, a former Peace Naturals employee (Ms. Jennifer Caldwell) commenced a wrongful termination claim against Peace Naturals, Cronos Group and certain directors before the Ontario Superior Court of Justice, for $580,000 and 30,000 options in Cronos Group. On January 17, 2018, Peace Naturals and Cronos Group filed a counterclaim against Jennifer Caldwell and Mark Gobuty, the former CEO of Peace Naturals, for damages for conspiracy, fraud, conversion, breach of trust and/or fiduciary duty. On July 18, 2018, Jennifer Caldwell filed an amended statement of claim in which, among other things, the plaintiff discontinued the action against the directors. It is the opinion of the Company that the claim is without merit and the Company intends to vigorously defend this claim.

On December 12, 2017, Mark Gobuty, the former CEO of Peace Naturals, commenced a claim against Peace Naturals, Cronos Group and certain directors before the Ontario Superior Court of Justice, for $12,681,686.38 and a 10% equity interest in Peace Naturals in damages in relation to Mark Gobuty’s departure from the Company. On April 30, 2018, the plaintiff filed an amended statement of claim which, among other things, discontinued the action against the directors. On January 30, 2019, the parties and Mandelbaum Spergel Inc., in its capacity as bankruptcy trustee of Mark Gobuty, agreed to settle the claims for a total of $643,732.30, net of applicable statutory deductions and withholdings, which Peace Naturals paid out of the amount held in escrow in connection with the purchase of Peace Naturals pursuant to the Share Purchase Agreement, dated July 14, 2016 between Cronos Group, Hortican Inc., the Barnes Family Trust, Anna Barnes and Peace Naturals and pursuant to the separation agreement which set out the terms and conditions of Mark Gobuty’s resignation from Peace Naturals and which terms he has resiled. Mark Gobuty has filed a notice of discontinuance to discontinue the proceedings.

Evergreen Equity Litigation

On April 21, 2017, Cronos Group filed a claim in the Supreme Court of British Columbia against Evergreen and its directors, seeking, among other things, declarations that the Company holds equity of Evergreen and that the agreement between the parties in respect of its equity is a valid and binding contract. The Company continues to actively pursue this claim.

On March 9, 2018, Philip Illingworth filed a claim in the Supreme Court of British Columbia against Evergreen, its directors, Welton Construction Limited, 0611389 B.C. Ltd. and Hortican, claiming among other things, declarations and an order for specific performance that the plaintiff is the owner of 50% of the shares of Evergreen. On June 20, 2018, the plaintiff filed a notice of discontinuance in the Supreme Court of British Columbia to discontinue the proceeding against Hortican.

US Securities Class Action Claims

In September 2018, shortly following the publication by a firm identifying itself as a short-seller of a document alleging that our disclosure regarding our provincial supply agreements and our sales to our German distributor is misleading, two purported shareholders of Cronos Group each filed a putative class action in the United States District Court for the Southern District of New York against the Company and its CEO alleging that Cronos Group’s continuous disclosure omitted material information with respect to the matters raised in the short-seller’s publication, thus rendering our disclosure false and misleading in violation of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder. The complaints purport to seek, among other things, compensatory damages and a reasonable allowance for plaintiff attorneys’ and experts’ fees. On January 28, 2019, the lead plaintiff filed a notice of voluntary dismissal to discontinue the actions against the Company and its CEO.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company considers its related parties to consist of: (i) key members or former members of its Board and senior officers, including their close family members; (ii) persons or companies that beneficially own, control or direct, directly or indirectly, more than 10 percent of any class or series of outstanding voting securities of the Company; and (iii) any associate or affiliate of any of the persons or companies referred to in (i) or (ii) (each, a “Related Party”). Other than as disclosed below, no Related Parties have had a material interest in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company that has had a material effect on the Company or is reasonably expected to materially affect the Company.

Pursuant to the Subscription Agreement dated December 7, 2018, upon closing of the Altria Investment on March 8, 2019, the Company issued to certain wholly-owned subsidiaries of Altria 149,831,154 common shares of the Company and the Altria Warrant. As a result of the Altria Investment, as of the closing date of the Altria Investment, Altria beneficially held an approximately 45% ownership interest in the Company (calculated on a non-diluted basis) and, if exercised in full on such date, the exercise of the Altria Warrant would result in Altria holding a total ownership interest in the Company of approximately 55% (calculated on a non-diluted basis). See “General Development of the Business – Three Year History – Altria Investment”.

In addition, pursuant to the Investor Rights Agreement entered into in connection with the Altria Investment, four of the seven directors currently on the Board, namely Kevin C. Crosthwaite, Bronwen Evans, Murray R. Garnick and Mr. Bruce A. Gates, were nominated for election to the Board by Altria.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Company’s common shares is TSX Trust Company at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

MATERIAL CONTRACTS

The Company has entered into the following material contracts, the particulars of which may also be described elsewhere in this AIF:

(a)

Investor Rights Agreement dated March 8, 2019 between the Company and Altria pursuant to which Altria has certain governance rights, so long as Altria and its affiliates collectively meet certain specified beneficial ownership thresholds of the then issued and outstanding common shares of the Company, including the right to nominate a specified number of directors to the Board, approval rights over certain Company actions and pre-emptive and top-up rights entitling Altria to maintain its pro rata beneficial ownership in the Company. See “Description of the Business – Arrangements with Altria – Investor Rights Agreement”.

(b)

Subscription Agreement dated December 7, 2018, by and between the Company, Altria Summit LLC, a wholly owned subsidiary of Altria, and, solely for certain limited purposes set forth therein, Altria, pursuant to which Altria made an approximately $2.4 billion equity investment in the Company on a private placement basis in exchange for common shares in the capital of the Company and the Altria Warrant. See “Description of the Business – Arrangements with Altria – Altria Investment”.

(c)

Ginkgo Collaboration Agreement dated September 1, 2018, by and between the Company and Ginkgo pursuant to which Ginkgo will work with the Company on the R&D of microorganisms capable of producing certain target cannabinoids in a scalable and highly efficient manner. Under the Ginkgo Collaboration Agreement, the Company agreed to issue a specified number of common shares in tranches subject to Ginkgo’s achievement of certain production milestones. See “Description of the Business – Research and Development Activities – Ginkgo Collaboration Agreement”.

Copies of these material contracts are available under our profile on the SEDAR website at www.sedar.com. The above summaries are qualified in their entirety by reference to the terms of the material contract.

AUDIT COMMITTEE INFORMATION

The Company’s Audit Committee Charter is attached hereto as Schedule “A” to this AIF.

As of date of this AIF, the Audit Committee of the Company was composed of three members. The members of the Audit Committee are James Rudyk, Jason Adler and Bronwen Evans. The Board believes that each of the members of the Audit Committee is financially literate and has the requisite expertise. Currently, the three members have been determined by the Board to be “independent” and “financially literate” as such terms are defined under National Instrument 52-110 – Audit Committees (“NI 52-110”). The Board has made these determinations based on the education as well as breadth and depth of experience of each member of the Committee. The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as an Audit Committee member:

James Rudyk is currently the Chief Financial Officer of Roots, a position he has held since January 2016. Mr. Rudyk is a seasoned executive with more than 25 years of financial and operational experience, and a track record of supporting ambitious growth plans. Prior to joining Roots, Mr. Rudyk served as the Chief Financial Officer of Shred-It International Inc. from 2009 to 2015, where he was instrumental in helping the company grow from approximately $200 million to over $700 million in revenue and expand to more than 17 countries around the world. He also served as Chief Financial Officer and Chief Operating Officer of Canada Cartage Systems Limited from 2004 to 2009. He received his Bachelor of Arts and Master of Accounting degree from the University of Waterloo. Mr. Rudyk is also a Chartered Professional Accountant and holds an ICD.D designation from the Institute of Corporate Directors.

Jason Adler is the Co-founder and Managing Member of Gotham Green Partners, LLC a private equity firm focused primarily on early-stage investing in companies in the cannabis industry. Prior to co-founding Gotham Green, Mr. Adler was the co-founder and Chief Executive Officer of Alphabet Partners, LP, a New York City based multi-strategy investment management firm, focused on identifying mispriced assets across various industries, asset classes and geographies. Prior to Alphabet Partners, LP, Mr. Adler also founded Geronimo, LLC, a broker dealer and member of the American Stock Exchange, that made markets in equity options, and he began his career as a Market Maker at G&D Trading. Mr. Adler graduated with a B.A. from the University of Rhode Island.

Bronwen Evans is an independent consultant drawing on 20 years of experience in the charitable, corporate and government sectors to provide clients with business development and brand strategies for transformational growth. Ms. Evans was a Founding Director of the True Patriot Love Foundation, where she served as its first CEO from 2012 to 2019 and raised record funds to support 25,000 Canadian military and veteran families. Before that, Ms. Evans was the Vice President of Marketing and Corporate Affairs at Medcan Health Management, and became the company’s first Chief Privacy Officer. She is a recipient of The Queen’s Diamond Jubilee Medal (2012) and currently serves as Director, Secretary and Chair of the Governance Committee of Kingsway College School. Ms. Evans holds a Bachelor of Arts in Philosophy with Honors from McGill University, and a Master of Arts in Philosophy with a concentration in Biomedical Ethics from Carleton University.

Subject to the requirements of NI 52-110 and section 10A(i) of the Exchange Act, the provision of non-audit services by the independent auditor requires pre-approval of the Audit Committee and the Company has adopted policies and procedures to this effect.

The following table provides detail in respect of audit, audit related, tax and other fees billed to the Company by the external auditors for professional services provided to the Company and its subsidiaries:

	2018 ($)	2017 ($)
Audit Fees	130,000	130,000
Tax Fees(1)	25,000	20,000
Audit-Related Fees(2)	154,000	63,800
Other Fees	Nil	Nil
Total	309,000	213,800

Notes:

(1)	2017 and 2018 tax fees were related to Scientific Research and Development Credits input tax credit work.
(2)

Audit-related fees in 2018 increased predominantly due to listing on NASDAQ, review of prospectuses in relation to the Company’s common share offerings, and quarterly reviews of financial statements. Audit-related fees in 2017 included review of prospectuses in relation to the Company’s common share offerings, quarterly review of financial statements and review of the Company’s registration statement on Form F-10 filed with the SEC in connection with its April 2018 Bought Deal.

INTERESTS OF EXPERTS

MNP LLP was the independent auditor of the Company for the fiscal years ended December 31, 2017 and 2016 and was independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Exchange Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (U.S.).

In May 2018, the Board appointed KPMG LLP as auditor of the Company. KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the Exchange Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (U.S.).

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at www.sedar.com.

Additional financial information is provided in our comparative financial statements and management’s discussion and analysis for the most recent completed financial year.

The foregoing documents may be obtained by contacting our Corporate Secretary at our head office located at 720 King Street West, Suite 320, Toronto, Ontario M5V 2T3.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

[see attached]

AUDIT COMMITTEE CHARTER

OF

CRONOS GROUP INC.

(the “Corporation”)

As approved by the Board of Directors on March 25, 2018

ARTICLE 1

PURPOSE AND SCOPE

1.1	Functions of the Audit Committee

The primary functions of the Audit Committee (the “Committee”) of the Board of Directors of the Corporation (the “Board”) are to exercise the responsibilities and duties set forth below, including but not limited to:

(a) assist the Board in fulfilling its responsibilities by reviewing:

(i)

the financial reports prepared by management of the Corporation for filing with the Canadian and U.S. securities regulatory authorities, including the Ontario Securities Commission and the U.S. Securities and Exchange Commission, any stock exchange and any other governmental or regulatory authority exercising authority over the Corporation (each a “Regulatory Authority”);

(ii)

the Corporation’s financial statements, management’s discussion and analysis of the Corporation’s financial condition and results of operations (the “MD&A”), and annual and interim profit or loss press releases before the Corporation discloses the information to the Corporation’s shareholders and to the general public; and

(iii)	the Corporation’s internal financial and accounting controls established by management of the Corporation;

(b) recommend to the Board the external auditor to be nominated for appointment by the shareholders of the Corporation for the purpose of preparing or issuing an auditor’s report;

(c) recommend to the Board the external auditor performing other audit, review or attest services for the issuer;

(d) recommend to the Board the compensation of the external auditor to be fixed by the Board as authorized by the Shareholders of the Corporation;

(e) oversee the work performed by any independent external audit firm, including their conduct of the annual audit and engagement for any other services, and review their qualifications and independence,

(f) oversee the accounting and financial reporting processes of the Corporation as established by the Corporation’s management and the audits of the financial statements of the Corporation conducted by the Corporation’s independent audit firm,

(g) recommend, establish and monitor procedures, including without limitation those relating to financial reporting risk management and those designed to improve the quality and reliability of the disclosure of the Corporation’s financial condition and results of operations,

(h) establish and monitor procedures designed to facilitate:

(i)	the receipt, retention and treatment of complaints relating to accounting, internal accounting controls or auditing matters, and

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(ii)	the receipt of confidential or anonymous submissions by employees of concerns regarding questionable accounting or auditing matters,

(i) engage advisors as necessary, and

(j) determine the relevant funding required by the Corporation for the payment of the independent audit firm, any advisors engaged by the Committee and ordinary administrative expenses of the Committee.

ARTICLE 2

COMPOSITION AND MEETINGS

2.1	Composition

(a) The Committee shall be comprised of a minimum of three directors of the Board as appointed by the Board, each of whom:

(i)	meets the applicable independence and/or audit committee composition requirements set forth in:

(A)	National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

(B)	Section 10A-3 of, and Rule 10A-3(b)(1) under, the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”),

(C)	the NASDAQ Listing Standards, the TSX-V or TSX Company Manual, as applicable, or the rules of any other applicable stock exchange;

(D)	the Business Corporations Act (Ontario); and

(E)	any other applicable rule, policy or law of any Regulatory Authority,

as in effect from time to time (collectively, the “Applicable Requirements”); and

(ii)	has not participated in the preparation of financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

(b) All members of the Committee shall be “financially literate”, which is defined as having a basic understanding of finance and accounting and having the ability to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(c) At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Further, at least one member of the Committee shall qualify as an “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B of Form 40-F under the U.S. Exchange Act).

(d) The Committee shall ensure that all necessary and proper disclosures shall be made in all applicable filings with the Regulatory Authorities as to composition of the Committee.

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(e) Committee members may enhance their familiarity with finance and accounting by participating in education programs conducted by the Corporation or an outside consultant at the Corporation’s expense.

(f) Independence and financial literacy are to be determined by the Board of Directors in accordance with applicable laws, rules and regulations of the Regulatory Authorities.

2.2	Appointment

(a) The members of the Committee shall be appointed by the Board at the meeting of the Board following each annual meeting of shareholders and shall serve until their successors shall be duly elected and qualified or until their earlier death, resignation or removal.

(b) The Board may fill a vacancy in the membership of the Committee and remove a member of the Committee at any time for any reason.

(c) Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. In the absence of the Chair at a duly convened meeting, the Committee shall select a temporary substitute from among its members.

2.3	Meetings

(a) The Committee shall meet on a regularly-scheduled basis at least four times per year or more frequently as circumstances dictate.

(b) At the invitation of the Committee, members of the Corporation’s management, senior personnel of the Corporation’s internal audit function and others may attend Committee meetings as the Committee considers necessary or desirable.

(c) Representatives of the Corporation’s independent external audit firm are entitled to attend and be heard at each Committee meeting.

(d) The Committee shall hold executive sessions without management present at each Committee meeting.

(e) All independent directors may attend Committee meetings, provided that directors who are not members of the Committee shall not be entitled to vote, nor shall their attendance be counted as part of the quorum of the Committee.

(f) The Chair of the Committee or any member of the Committee may call a meeting by notifying the members of the Committee. Ordinarily, meetings of the Committee should be convened with no less than 48 hours’ notice having been given. The requirement for notice to a Committee member can be waived in writing by that Committee member or with the consent of no less than the number of Committee members that constitutes a quorum of the Committee, whether before or after such notice is required. Attendance by a Committee member constitutes waiver of notice to such Committee member of such meeting.

(g) The Committee shall report its actions to the members of the Board and the Corporate Secretary of the Corporation and keep written minutes of its meetings which shall be recorded and filed with the books and records of the Corporation. Minutes of each meeting will be made available to the members of the Board and the Secretary of the Corporation.

2.4	Quorum

A majority of the members of the Committee shall constitute a quorum at any meeting of the Committee, but in no case shall a quorum be comprised of less than two members of the Committee, and the action of a majority of those present, after determining a quorum, shall be the act of the Committee.

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ARTICLE 3

RESPONSIBILITIES AND DUTIES

3.1	Document Review

(a) The Committee shall review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and recommend changes to the Board for its approval, if and when appropriate).

(b) The Committee shall review the Corporation’s audited annual financial statements, the auditors’ report thereon and the related financial disclosures, including the MD&A, prior to their filing with any Regulatory Authority, including:

(i)

the audit reports of the Corporation’s financial statements and management’s assessment of internal control over financial reporting, any memorandum prepared by the Corporation’s independent external audit firm with respect to assessment of internal control over financial reporting, any other pertinent reports and management’s responses concerning such memorandum;

(ii)

the qualitative judgments of the independent external audit firm about the appropriateness of accounting principles and financial disclosure practices used or proposed to be adopted by the Corporation;

(iii)	the selection and application of the Corporation’s critical accounting policies;

(iv)	the methods used to account for significant unusual transactions;

(v)	the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;

(vi)	management’s process for formulating sensitive accounting estimates and the reasonableness of these estimates;

(vii)	significant recorded and unrecorded audit adjustments;

(viii)	any material accounting issues among management and the independent external audit firm; and

(ix)	other matters required to be communicated to the Committee under applicable auditing standards by independent auditors.

After such review, the Committee shall recommend to the Board whether such audited annual financial statements and related MD&A should be filed with the applicable Regulatory Authorities.

(c) The Committee shall review the Corporation’s quarterly financial statements and the related MD&A. After such review, the Committee shall recommend to the Board whether such financial statements and related MD&A should be filed with the applicable Regulatory Authorities. If any Regulatory Authority requires that the independent external audit firm review the Corporation’s interim financial statements prior to their filing with the Regulatory Authority, the Committee shall take steps designed to ensure that such review has been completed.

(d) The Committee shall review any other financial reports and filings as may be deemed appropriate by the Committee or required by any other Regulatory Authority (including financial disclosure in a registration statement, prospectus or other securities offering document of the Corporation, press releases disclosing, or based upon, financial results of the Corporation including earnings releases and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated) and shall recommend to the Board whether such other financial reports or filings should be included in any external filing.

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(e) The Committee shall review any forward-looking financial information prepared by management of the Corporation that is proposed to be publicly disseminated.

3.2	Independent Audit Firm

(a) Subject to the approval of the Board and the shareholders of the Corporation as may be required under the Business Corporations Act (Ontario), the Committee shall have the sole authority and direct responsibility for the appointment, compensation and oversight of any independent external audit firm engaged for the purpose of preparing or issuing an external audit report or performing other audit, review or attest services for the Corporation, and each such independent audit firm must report directly to the Committee. The authority of the Committee shall include ultimate authority to approve all audit engagement fees and terms.

(b) The Committee shall approve in advance any and all audit services and permissible non-audit services to be performed by the independent external audit firm in accordance with Applicable Requirements (as defined below) and adopt and implement policies for such pre-approval.

(c) The Committee shall determine funding necessary for compensation of any independent external audit firm and notify the Corporation of anticipated funding needs of the Committee.

(d) The Committee shall resolve any disagreements between management and the independent external audit firm as to financial reporting matters.

(e) The Committee shall instruct the independent external audit firm that it should report directly to the Committee on matters pertaining to the work performed during its engagement and on matters required by the Applicable Requirements.

(f) On at least an annual basis, the Committee shall receive from the independent external audit firm a formal written statement identifying all relationships between the independent external audit firm and the Corporation consistent with the applicable requirements of the Public Corporation Accounting Oversight Board (the “PCAOB”), the Canadian Auditing and Assurance Standards Board and/or the applicable Rules of Professional Conduct/Code of Ethics adopted by the order of chartered accountants to which it belongs and the Applicable Requirements. The Committee shall actively engage in a dialogue with the independent external audit firm as to any disclosed relationships or services that may impact its objectivity and independence and take any other action considered appropriate to satisfy the Committee of the independence of the independent external audit firm. The Committee shall establish policies for ensuring receipt from the independent external audit firm of a formal written statement of independence prior to engagement, and then on at least an annual basis, and take appropriate action to oversee the independence of the independent external audit firm.

(g) On an annual basis, the Committee shall discuss with representatives of the independent external audit firm the matters required to be discussed by PCAOB Auditing Standard No. 16 Communications with Audit Committee, as it may be modified or supplemented, or any other applicable standards of the PCAOB.

(h) The Committee shall evaluate the qualifications and performance of the independent external audit firm and shall, at least annually, review the qualifications and performance of the lead partner(s) of the independent external audit firm.

(i) The Committee shall obtain a report from the independent external audit firm annually verifying that the lead partner has served in that capacity for no more than five fiscal years of the Corporation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(j) The Committee shall review and approve policies for the Corporation’s hiring of partners and employees or former partners and employees of the independent audit firm.

(k) When a change of independent external audit firm is proposed, the Committee shall review all issues related to the change, including the information required to be disclosed by any Regulatory Authority.

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(l) The Committee shall review all reportable events, including disagreements, unresolved issues and consultations with the Corporation’s independent external audit firm, whether or not there is to be a change of independent audit firm, and receive and review all reports prepared by the independent audit firm.

3.3	Financial Reporting Processes

(a) In consultation with the Corporation’s management and the independent external audit firm, the Committee shall review annually the adequacy of the Corporation’s internal control over financial reporting and consider, in particular:

(i)

the effectiveness of, or weakness or deficiencies in: the design or operation of the Corporation’s internal controls (including computerized information system controls and security), the overall control environment for managing business risks, and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

(iii)	any issues raised by any inquiry or investigation by any Regulatory Authority;

(iv)

the Corporation’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Corporation to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other senior employees who have a significant role in financial reporting; and

(v)

any related significant issues and recommendations of the independent external audit firm together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

(b) The Committee shall require the Corporation’s Chief Executive Officer and Chief Financial Officer to submit a report to the Committee prior to the filing of the Corporation’s annual audited financial statements and quarterly unaudited interim financial statements, which is based on their evaluation of internal control over financial reporting, and which discloses:

(i)

any and all significant deficiencies and material weaknesses in the design and operation of the internal controls over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize, and report financial data;

(ii)	any significant changes in internal control over financial reporting; and

(iii)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting,

(c) The Committee shall direct the actions to be taken and/or make recommendations to the Board of actions to be taken, to the extent such report indicates the finding of any significant deficiencies in internal control over financial reporting or fraud.

(d) The Committee shall:

(i)	regularly review the Corporation’s critical accounting policies and accounting estimates resulting from the application of these policies;

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(ii)

inquire at least annually of both the Corporation’s management, accounting group and the independent external audit firm as to whether either has any concerns relative to the quality or aggressiveness of management’s accounting policies;

(iii)	review with the independent external audit firm alternative accounting treatments that have been discussed with management;

(iv)	review with management any significant changes in IFRS as issued by the IASB, as well as emerging accounting and auditing issues, and their potential effects; and

(v)	review with management matters that may have a material effect on the financial statements.

3.4 Compliance

(a) The Committee shall establish procedures in compliance with applicable law for:

(i)	the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(b) The Committee shall investigate any allegations that any officer or director of the Corporation, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any firm (including the Corporation’s independent external audit firm) engaged in the performance of an audit of the financial statements of the Corporation for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action.

3.5 Reporting

The Committee shall advise the Corporation’s management of the need to disclose in its filings with Regulatory Authorities the approval by the Committee of any non-audit services performed by the independent external audit firm, and review the substance of any such disclosure and the considerations relating to the compatibility of such services with maintaining the independence of the independent external audit firm.

3.6 Conflicts of Interest

The Committee shall review the Corporation’s policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board, as required by any Regulatory Authority. The Committee shall consider the results of any review of these policies and procedures by the Corporation’s independent external audit firm.

3.7 Access to Management and Independent Advice

(a) The Committee shall have unrestricted access to the Corporation’s management and employees and the books and records of the Corporation and, from time to time may hold unscheduled or regularly scheduled meetings or portions of meetings in executive session or otherwise with the Corporation’s independent external audit firm, the Chief Financial Officer, the Chief Executive Officer or the Corporate Secretary.

(b) The Committee may conduct or authorize investigations into or studies of matters within the Committee’s scope of responsibilities and duties as described above, and may seek, retain and terminate accounting, legal, consulting or other expert advice from a source independent of management, at the expense of the Corporation, with notice to either the Chair of the Board or the Chief Executive Officer of the Corporation, as deemed appropriate by the Committee. In furtherance of the foregoing, the Committee shall have the sole authority to retain and terminate any such consultant or advisor to be used to assist in the evaluation of such matters and shall have the sole authority to approve the consultant or advisor’s fees and other retention terms.

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3.8 Duty of the Committee

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, to establish the Corporation’s accounting and financial reporting systems, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

ARTICLE 4

NO RIGHTS CREATED

This Charter is a broad policy statement and is intended to be part of the Board’s flexible governance framework. While this Charter should comply with all Applicable Requirements and the Corporation’s constating documents, including articles and by-laws, this Charter does not create any legally binding obligations on the Board, the Committee or any other committee of the Board or any director or the Corporation.

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